Form 20-F
period 2024-12-31
HomesToLife Ltd
filed 2025-04-07
CIK 2023153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to ________

Commission file number: 001-42290

HOMESTOLIFE LTD

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of principal executive offices)

Chew Kwang Yong

Telephone: +65 9730 3718

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	HTLM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, the issuer had 14,687,500 Ordinary Shares, par value $0.0001 per share, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“CAGR” are to the compounded annual growth rate, representing the year-on-year growth rate over a specific period of time;

●	“Company,” “HomesToLife Cayman” or “our Company” means HomesToLife Ltd, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on February 16, 2024;

●	“Companies Act” means the Companies Act (2023 Revision) of the Cayman Islands, as amended, supplemented or modified from time to time;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Group”, “our Group”, “we”, “us”, or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“HTL FE” means HTL Far East Pte. Ltd., a company incorporated in Singapore on October 28, 2024, and an indirect wholly-owned subsidiary of our Company.

●	“HTL Group” means collectively all of the entities controlled or owned by Major Shareholders.

●	“HomesToLife Singapore” means HomesToLife Pte. Ltd., a company incorporated in Singapore on September 28, 1989, and an indirect wholly-owned subsidiary of our Company;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Major Shareholders” means Messrs. Phua Yong Pin and Phua Yong Tat, who are also our founders and Chairman/Vice Chairman;

●	“Ordinary Shares” or “Shares” are to the ordinary shares of HomesToLife Ltd, par value US$0.0001 per share;

●	“S$” or “SGD” means Singapore dollars(s), the lawful currency of Singapore;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Singapore Companies Act” means the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time;

●	“US$” or “U.S. dollar(s)” are to the legal currency of the United States;

●	“U.S.” refers to the United States of America; and

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Singapore dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

ii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, similar expressions or other comparable terminology intended to identify statements about the future. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	our goals and growth strategies

●	our future business development, financial condition and results of operation;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our relationships with our investors and borrowers;

●	competition in our industry;

●	relevant government policies, laws and regulations relating to our industry;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	fluctuations in operating results;

●	inflation and fluctuations in foreign currency exchange rates;

●	dependence on our senior management and key employees;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	capabilities of our business operations;

●	changes in general economic, business and industry conditions; and

●	other risks and uncertainties indicated in this annual report, including those set forth in “Item 3. Key Information—D. Risk Factors.”

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains translations of certain Singapore dollar amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

US$ Exchange rate	2022	2023	2024	At March 31, 2025
Year-end SGD:US$1 exchange rate	1.3404	1.3193	1.3662	1.3420
Average SGD:US$1 exchange rate	1.3787	1.3428	1.3363	1.3488

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks include, but are not limited to, the following:

Risks Related to Our Business

We may incur losses in the future.

We anticipate that our operating expenses, together with the increased general administrative expenses incurred as a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business and attract potential customers. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

If we fail to manage our growth effectively, our business, financial condition and operating results could be harmed.

Our historical growth rates may not be sustainable or indicative of future growth. To manage our growth effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees and staff, or if we are not successful in retaining our existing employees and staff, our business may be harmed. We also face significant competition for personnel. Failure to manage our hiring needs effectively or successfully integrate our new hires may have a material adverse effect on our business, financial condition and operating results. Properly managing our growth will also require us to establish consistent policies across regions and functions, and a failure to do so could likewise harm our business.

Additionally, the growth of our business places significant demands on our operations, as well as our management and other employees. Further, we have faced and may continue to face a number of challenges to our expansion into physical retail locations, including locating retail space with a cost and geographic profile that will allow us to operate in highly desirable shopping locations, hiring in-store talent and expanding our physical retail operations in a cost-effective manner. We have entered into and may continue to enter into long-term leases before we know whether our physical retail strategy or a particular geography will be successful. We are also required to manage relationships with a growing number of suppliers, customers and other third parties across the world. Our information technology systems and our internal controls and procedures may not be adequate to support future growth of our supplier and employee base.

Failure to manage our growth and organizational change effectively could lead us to over-invest or under-invest in technology and operations; result in weaknesses in our infrastructure, systems or controls; give rise to operational mistakes, losses or loss of productivity or business opportunities; reduce customer satisfaction; limit our ability to respond to competitive pressures; and result in loss of employees and reduced productivity of remaining employees. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially adversely affected.

If we fail to acquire new customers, reactivate prior customers or retain existing customers, or fail to do so in a cost-effective manner, our business, financial condition and operating results could be harmed.

Our success depends on our ability to acquire and retain customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce to purchase home goods and may prefer alternatives to our offerings, such as the websites of our competitors or our suppliers’ own websites. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers and to reactivate prior customers. Our paid advertising efforts are primarily online channel advertising, including social media advertising, search engine marketing and paid engagement of online media companies. We engage influencers or key opinion leaders within the community via product sponsorship. We also conduct offline advertisements including printed display ads, direct mailing and magazine advertisements. These efforts are expensive and may not result in the cost-effective acquisition of customers. Our marketing expenses have varied from period to period, and we expect this trend to continue as we test new channels and refine our marketing strategies. We may increase or decrease our marketing spend within a period, based on the degree of our achievement of intended results, which may result in increased or decreased customer engagement in any given period. We cannot assure you that the net profit from new or returning customers we acquire will ultimately exceed the cost of acquiring those customers. Additionally, actions by third parties to block or impose restrictions on the delivery of certain advertisements could also adversely impact our business. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers or retain existing customers. If we are unable to acquire new customers or reactivate prior customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers or efficiencies in our logistics network, our net revenue may decrease, and our business, financial condition and operating results may be materially adversely affected.

We also utilize non-paid advertising. Our website benefits significantly from direct searches via various platforms. In addition, our non-paid advertising strategy includes leveraging the value of our organic social media content and user-generated content within our community. Although we employ search engine optimization and search engine marketing strategies, our ability to maintain and increase the number of visitors directed to our website and application is not entirely within our control. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our sites can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our sites to place lower in search query results. A major search engine could change its algorithms in a manner that negatively affects our paid or non-paid search ranking, and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also obtain a significant amount of traffic via social networking websites or other channels used by our current and prospective customers. As e-commerce and social networking continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers, reactivate prior customers or retain our existing customers and our financial condition would suffer.

Further, some of our new customers originate from word of mouth or other non-paid referrals from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to acquire new customers or reactivate prior customers through these referrals, which may adversely affect how we continue to grow our business, or may require us to incur significantly higher marketing expenses in order to acquire new customers.

Our success depends in part on our ability to increase our net revenue per active customer. If our efforts to increase customer loyalty and repeat purchasing as well as maintain high levels of customer engagement are not successful, our growth prospects and net revenue will be materially adversely affected.

Our ability to grow our business depends on our ability to generate increased net revenue and repeat purchases from our customer base. Since our customer base in almost exclusively retail in nature, that would require us to maintain high levels of customer engagement. To do this, we must continue to provide our customers and potential customers with a unified, convenient, efficient and differentiated shopping experience by:

●	maintaining high quality of products;
●	providing superior pre-sale consulting, and post-sale customer support, services;
●	delivering products on time and without damage; and
●	maintaining and further developing our online platforms to reduce conversion time from retail furniture consumers to customers.

If we fail to increase net revenue per active customer, generate repeat purchases or maintain high levels of customer engagement, our growth prospects, operating results and financial condition could be materially adversely affected.

We have faced and will continue to face price competition in the future. In addition, competitors with whom we compete, or who can obtain better pricing, more favorable contractual terms and conditions, or more favorable mix of products during periods of limited supply may be able to offer lower prices than we are able to offer. Our operating results and financial condition may be adversely affected by these and other industry-wide pricing pressures.

Our business depends on our ability to build and maintain strong brands. We may not be able to maintain and enhance our “HomesToLife” brand if we receive unfavorable customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, results of operations and growth prospects.

We mainly engaged in the sales of (i) upholstered sofas under the brands “Domicil,” “Fabbrica” and other HTL brands; and (ii) to a lesser extent, complementary furniture pieces, such as case goods, tables, bedding and mattress. Our ability to maintain and enhance our one-stop shop concept depends largely on our ability to maintain customer confidence in our product offerings, including by customizing our recommendations of high quality furniture to fit customers’ living style; maintaining product availability and delivering products on time and without damage. If customers do not have a satisfactory shopping experience, they may seek out alternative offerings from our competitors and may not return to our retail stores as often in the future, or at all. In addition, unfavorable publicity regarding, product quality or availability, poor customer service, delivery problems, competitive pressures, litigation or regulatory activity, could seriously harm our reputation. Such negative publicity also could have an adverse effect on the size, engagement and loyalty of our customer base and result in decreased net revenue, which could adversely affect our business and financial results.

In addition, maintaining and enhancing our “HomesToLife” brand name may require us to make substantial investments, and these investments may not be successful. If we fail to promote and maintain our brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to provide high quality products to our customers.

Customer complaints or negative publicity about our stores, products, delivery times, company practices, employees, customer data handling and security practices or customer support, could rapidly and severely diminish consumer confidence in us and result in harm to our “HomesToLife” brand name and decreased revenue, whether or not the complaints and negative sentiment are based in fact.

Our physical retail stores may not achieve sales or operations targets and may negatively impact our financial results.

We operate six physical retail stores in Singapore. We believe that continued expansion into new physical retail stores represents a growth opportunity for us. Our growth strategy is dependent on our ability to identify and open future store locations in new and existing markets. Our ability to open stores in a timely and successful manner depends in part on the following factors: the availability of desirable store locations; the availability and costs of construction labor and materials; local permitting timelines; the ability to negotiate acceptable lease and development terms at reasonable rates, including the length of rental periods and renewal options and the ability to obtain termination rights; our ability to obtain all required approvals and comply with other regulatory requirements; our relationships with current and prospective landlords; the ability to secure and manage the inventory necessary for the launch and operation of new stores; the availability of capital funding for expansion; and general economic conditions. Any or all of these factors and conditions could materially adversely affect our growth and profitability.

New store openings may negatively impact our financial results due to the effect of store opening costs and lower sales during the initial period following opening. New stores, particularly those in new markets, build their brand recognition and customer base over time and, as a result, may have lower margins and incur higher operating expenses. We may not anticipate all of the challenges imposed by the expansion of our operations into new geographic markets. We may not manage our expansion effectively, and our failure to achieve or properly execute our expansion plans could limit our growth or have a material adverse effect on our business, financial condition and results of operations.

Our efforts to expand our business into new geographic markets internationally will subject us to additional business, legal, financial and competitive risks, may not be successful and could adversely affect our profitability and operating results.

Our business success depends to some extent on our ability to expand our existing one-stop shop concept and product offerings into new geographic markets from time to time. Our plan to expand and further penetrate in the Singapore and Asian home furnishings market may be subject to risks such as:

●	costs associated with expanding our physical retail locations;
●	costs associated with strengthening information technology infrastructure to support anticipated growth in sales and supply volume;
●	challenges in recruiting and retaining experienced sales, customer services and management personnel;
●	costs associated with potential strategic acquisitions; and
●	burdens of complying with a wide variety of local laws and regulations.

The occurrence of any of these risks could negatively affect our expansion plan and consequently our business and operating results.

With the proceeds of our IPO, we have plans to open new HomesToLife stores in not only Singapore, but also Taiwan, Korea, Indonesia, Malaysia, and other parts of Asia in the next six months and in the longer term. We have also incorporated HTL FE, through which we source, distribute, and deliver premium furniture and related products to both consumer and business sectors across the Asia-Pacific region. Expanding internationally is time-consuming, requires significant amounts of management time and resources, substantial upfront investments, including investments in marketing, information technology and additional personnel. Expanding our one-stop shop concept internationally is particularly challenging because it requires us to gain country-specific knowledge about consumers, regional competitors and local laws, construct catalogs specific to the country, open new physical stores, and build local logistics capabilities. These technological and logistical challenges can result in failures or other quality issues that may cause customer dissatisfaction and harm our reputation and brand. In the future, we may also consider incorporating the franchise model in our international expansion plan although there is no assurance at this time that that is what we will do. We also cannot guarantee the success of the franchise model. We may not be able to generate satisfactory net revenue from these efforts to offset related costs. Any lack of market acceptance of our efforts to expand our one-stop shop concept and product offerings into new geographic markets could have a material adverse effect on our business, prospects, financial condition and operating results.

In addition, our current and potential competitors in these new geographic markets may have greater brand recognition, financial resources, longer operating histories and larger customer bases than we do in these markets. If we are not successful to recoup our investments in these new markets, our business, financial condition and operating results may be materially adversely affected.

The upholstered furniture industry we are in is heavily reliant on consumer spending, housing market conditions, and design trends.

The upholstered furniture industry is heavily reliant on consumer spending, housing market conditions, and design trends. We target the premium mass market and at the middle and upper class consumer markets. If there is a decline of discretionary consumer spending or purchasing power in that demographics due to general economic conditions or other reasons, our business and operating results will be adversely affected. We target the customers who may be purchasing their second or third home and prefer furniture of premium quality at affordable prices. An unfavorable housing market condition can have material adverse effect on our business and operating results. We sell luxury contemporary leather and fabric upholstered furniture, such as, sofas, armchairs, recliners, and related accessories in Singapore. If we fail to move with the latest changes to the popular design trends in the market we operate, our business and operating results will suffer.

A cybersecurity attack, data breach or other security incident could impact our sites, networks, systems, platforms, confidential information and assets causing damage and substantial harm to our business and operating results, reputation and brand, and resulting in proceedings or actions against us by government regulatory bodies or private parties.

We collect, maintain, transmit and store data about our customers, employees, contractors, suppliers, vendors and others, including payment information and personally identifiable information, as well as other personal, confidential and proprietary information. In certain instances, we leverage and rely on third-party service providers to collect, maintain, transmit and store certain proprietary, personal and confidential information on our behalf, such as credit card data. To protect such data and other information from being breached, compromised or lost, we maintain and regularly assess against industry standard cybersecurity safeguards and best practices.

Like many businesses, despite all of our efforts to defend against cyber threats and respond to incidents, we, and our third party service providers, have in the past and will in the future continue to be subject to cyber-attacks, cyber security threats and attempts to compromise and penetrate our data security systems and disrupt our operations. Recent cybersecurity incidents impacting large institutions, including those resulting in the compromise of sensitive data and the disruption of critical systems, suggest that the risk of such cyber events is significant, even when reasonable measures to protect the confidentiality, integrity, and availability of information are implemented. This may be as a result of deliberate malicious attempts to infiltrate our systems, including but not limited to, state-sponsored attackers or cybercriminal efforts, zero-day vulnerabilities, phishing attacks, software supply chain compromises, or non-malicious factors, including but not limited to, disruptions during the process of upgrading or replacing computer software or hardware, errors by the vendors we rely upon, or other disruptions that may jeopardize the security of our assets or information. We and our service providers may not anticipate or prevent all types of attacks until after they have already been launched and techniques used to obtain unauthorized access may change frequently and may not be known in the market. Security incidents such as ransomware attacks are becoming increasingly prevalent and severe, as well as increasingly difficult to detect. In addition, security breaches or data and asset leaks can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees or by persons with whom we have commercial relationships. Further, the prevalence of remote work by some of our employees and those of our third-party service providers creates increased risk that a cybersecurity incident may occur.

In addition to data loss and compromise, cybersecurity incidents or breaches of our security measures or those of our third-party service providers could result in interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment or training of additional personnel and protection technologies, responses to governmental investigations and media inquiries and coverage; engagement of third party experts and consultants; litigation, regulatory action and other potential liabilities. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws and regulations, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition and operating results. Our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such incidents and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. Although we maintain cyber liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. We may need to devote significant resources to protect against security breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.

Our failure to operate effectively in a highly competitive and evolving industry could have a material adverse effect on our business.

Our business is rapidly evolving and intensely competitive, with numerous competitors including furniture stores, big box retailers, department stores, specialty retailers and online retailers and marketplaces in Singapore.

We expect competition generally to continue to increase. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including:

●	the size and composition of our customer base;
●	the number of suppliers and products we feature in our stores and on our websites;
●	our selling and marketing efforts;
●	our ability to anticipate consumer demand and preferences;
●	the quality, price and reliability of products we offer;
●	the convenience of the shopping experience that we provide;
●	the adequacy of our customer service;
●	our ability to distribute our products and manage our operations; and
●	our reputation and brand strength.

Some of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, faster and less costly shipping and assembling, lower prices, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net revenue and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer habits.

Our marketing efforts to help grow our business may not be effective, and failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and services.

Our success will depend, in part, on our ability to attract new consumers and retain existing customers. We may have to incur significantly higher and more sustained advertising and promotional expenditures in order to attract additional consumers to our stores and convert them into purchasing customers.

In addition, if we do not have a clear and relevant promotional calendar to engage our customers, especially in the current macroeconomic environment, our customers may purchase fewer goods from us or we may have to increase our promotional activities. If the shopping experience we provide does not appeal to consumers or meet the expectations of existing customers, we may not acquire new customers at sustainable rates, acquired customers may not become repeat customers and existing customers’ buying patterns and levels may decrease.

Our business may be affected by increase in rental expenses or the termination of leases of our retail stores.

We operate our own retail stores under the name “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs. As of the date of this annual report, we have in operation 6 retail stores owned and operated by us under our brand name “HomesToLife” in Singapore. The retail stores are essential to our business as they are an important distribution channel of our products. However, there is no assurance that we can renew the existing tenancies upon their respective expiry or can renew the same on terms and conditions no less favorable to us that the existing ones. Failure to renew the existing tenancies on terms and conditions acceptable to us may lead to disruption of our business and additional costs being incurred for relocation and renovation. If we are unable to find alternative locations that are suitable or on commercially acceptable terms in a timely manner, it may lead to reduction in the number of retail stores and our business, results of operation and financial condition may be adversely affected.

Furthermore, rental expenditure is one of the major costs in our business operation. For the fiscal years ended December 31, 2024, 2023 and 2022, payments on lease liabilities, which represent rental costs, accounted to US$1.6 million, US$1.3 million and US$0.9 million. Any substantial increase in rental expenses of our retail venues may increase our cost of operation and may adversely affect our profitability and financial positions.

We materially rely on our related parties as our sofa suppliers. Such arrangement materially and adversely exposes us to unique risk. Any disruption in the supplier’s relationship could have a material adverse effect on our business. Any disruption in the manufacturing of sofas and our inability to identify alternative sofa suppliers may materially and adversely affect our business operations and financial results.

Historically, as we had disclosed in our IPO prospectus on October 1, 2024, we materially relied on HTL Marketing Pte. Ltd. (“HTL Marketing”) and HTL Manufacturing Pte. Ltd. (“HTL Manufacturing”), which are related parties to us for supply of goods to HomesToLife Singapore. For the year ended December 31, 2024, our purchases from HTL Marketing and HTL Manufacturing amounted to US$0.9 million and nil, representing 60% and 0% of our purchases, respectively. For the year ended December 31, 2023, our purchases from HTL Marketing and HTL Manufacturing amounted to US$1.0 million and nil, representing 72% and nil of our purchases, respectively. For the year ended December 31, 2022, our purchases from HTL Marketing and HTL Manufacturing amounted to US$0.9 million and US$0.7 million, representing 43% and 31% of our purchases, respectively.

Since January 1, 2025, HomesToLife Singapore has transitioned its major supply source from HTL Marketing to HTL Furniture (China) Co., LTD (“HTL Furniture”), another HTL Group company, through HTL FE. HTL FE signed a contract manufacturing agreement (the “Contract Manufacturing Agreement”) with HTL Furniture on November 1, 2024 and HomesToLife Singapore entered into a supply agreement with HTL FE on January 1, 2025, with substantially the same terms as the supply agreement that was originally entered into between HomesToLife Singapore and HTL Marketing.

Such arrangements materially and adversely exposes us to a unique risk. Our business relies solely and heavily on a stable and adequate supply of sofas from the sofa manufacturers. If our business relationships with the sofa suppliers are interrupted or terminated, this may lead to a material interruption of our operations or a suspension of our ability to procure sofas or delays in fulfilling our customer orders until we find another supplier that can supply our sofa products. Although we have entered into long term agreements with the sofa manufacturers, there is no assurance that the agreements can be renewed on commercially favorable terms upon their expiration.

Any disruption in our supplier relationships could have a material adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain the sofa supply that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to obtain raw materials, costs, production, quality control, insurance and reputation, as well as natural disasters, pandemics, or other catastrophic occurrences. A failure by any current or future supplier to comply with the environmental, safety or other laws and regulations, meet require timelines, and hire and retain qualified employees may disrupt our supply of products.

In the event of any early termination or non-renewal of our agreements with the sofa manufacturers, or in the event of any disruption, delay or inability on the part of our suppliers to manufacture sufficient and quality products to us, we cannot assure you that we would be able to identify alternative suppliers on commercially acceptable terms which may thereby result in material and adverse effects on our business, financial conditions and operating results. Failure to find a suitable replacement, even on temporary basis, would have an adverse effect on our brand image, financial conditions, and the result of operations.

If our sofa manufacturers fail to deliver the sofa supply we need on the terms we have agreed, it may be challenging to secure alternative sources at commercially acceptable prices or on other satisfactory terms, in a timely manner. Any extended delays in securing an alternative source could result in late shipments of our products to our customers, which could materially and adversely affect our customer relationship, our brand image, profitability, results of operations, and financial condition. If we experience significant increased demand for our products, there can be no assurance that additional supplies of sofas will be available for us when required on acceptable terms, or at all, or our suppliers would allocate sufficient capacity to us in order to meet our requirements, fulfill our orders in a timely manner or meet our strict quality standards. Even if our existing suppliers are able to meet our needs or if we are able to find new manufacturers, we may encounter delays in production, inconsistencies in quality and additional costs. We are not likely to be able to pass the increased costs to the customer immediately, if at all, which may decrease or eliminate our profitability in any period. Any delays or interruption in or increased costs of purchases could have a material and adverse effect on our ability to meet customers’ demand for our products and result in lower net sales and profitability both in the short and long term.

The supply and price of our products are influenced by a number of factors, some of which are beyond our control.

As we do not manufacture our products and instead source them from suppliers in the PRC and a few other Asian countries, the price, quality and supply of our products may be influenced by a number of factors that are beyond our control, including but not limited to the prices of raw materials, the imposition of import or export tariffs or sales taxes, the quality control of our suppliers, logistics costs, shipment delay, bad weather and natural hazards. Any of the above mentioned factors could impact on the price, quality and supply of our products which could materially and adversely affect our business, results of operation and financial condition.

We may be subject to product liability and other similar claims and lawsuits if people or property are harmed by the products we sell.

We source our products from suppliers and are subject to the inherent risks associated therewith, including product recalls, product liability claims, quality control and regulatory action relating to safety, personal injury, death or environmental or property damage. Our suppliers may not have adequate financial resources or insurance coverage to fulfill their obligations under any product warranties given by them. Seeking indemnifications from our suppliers may potentially lead to litigation and claims against us by our customers which may have an adverse effect on our reputation and brand image, lead to negative publicity and, regardless of the validity of such claims, may reduce our sales which may in turn adversely affect our financial performance. We may also be held liable for purchase or import of products made of restricted materials or failing safety standards under the relevant laws and regulations governing the supplier and/or our business operations in Singapore. In addition, if complaints from customers escalate into legal claims, resources such as time and legal costs would have to be incurred to address such claims, thereby further affecting our business and financial performance.

Seasonal trends in our business create variability in our financial and operating results and place increased strain on our operations.

Historically, we have experienced surges in orders associated with promotional activities and seasonal trends. This activity may place additional demands on our staff in our retail stores and our logistics network and could cause or exacerbate slowdowns or interruptions. Any such service interruptions could prevent us from efficiently receiving or fulfilling orders, which may reduce the volume or quality of goods or services we sell and may cause customer dissatisfaction and harm our reputation and brand. We generally record a higher volume of order in March, April, June, August, November and December. In addition, the comparison of our revenue and operating results between different periods in any given financial year may not be relied upon as indicators of our performance. Any unpredictable and material changes in the market during our peak seasons may materially and adversely affect our financial condition and profitability.

Merchandise returns could harm our business.

HomesToLife Singapore allows its customers to return products, subject to our return policy. While our current merchandise returns are minimal, if merchandise returns are significant in the future, our business, prospects, financial condition and results of operations could be affected. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. Many of our products are large and require special handling and delivery. From time to time, our products are damaged in transit, which can increase return rates and affect our brand image and reputation.

We are subject to risks related to online transactions and payment methods.

We accept payments using a variety of methods, including credit card, debit card, electronic and mobile payment technologies, credit accounts (including promotional financing), gift cards and customer invoicing. We rely on third parties to provide many of these payment methods and payment processing services, including certain promotional financing. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from consumers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially and adversely affected.

We rarely, if not never, have received orders placed with fraudulent credit card data, we may, in the future, suffer losses as a result of orders placed with such fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. We may, in the future, also suffer losses from other online transaction fraud, including fraudulent returns. If we are unable to detect or control credit card or transaction fraud, our liability for these transactions could harm our business, financial condition and operating results.

We may not succeed in implementing our business strategies and future expansion plan.

We cannot guarantee our business strategies and future expansion plans as proposed will be successful as there are a number of factors which are beyond our control and may affect our business prospects such as economic and political conditions, global economic conditions, change in government regulations and customers’ behavior. In particular, there is no assurance that we will be able to find suitable locations for the opening of new retail stores on terms commercially acceptable to us. On the other hand, such expansion may put pressure on our managerial, financial and operational resources. If we are unable to manage our expansion and the rising costs associated with such expansion effectively, our financial condition and result of operation may be adversely affected.

We may be subject to risks associated with debt financing, including rising interest rates.

Due to our working capital requirements to support our day-to-day operations and business expansion, we may finance all or a substantial portion of our costs through bank loans and credit facilities.

While we believe that we have sufficient capital from our available cash resources, our cash generated from our business operations and our credit facilities to meet our current working capital and capital expenditure requirements, we may require additional debt financing to operate our business, implement our future business strategies and/or acquire complementary businesses.

Our ability to obtain debt financing depends on a number of factors including our financial strength, creditworthiness and prospects, as well as other factors beyond our control, including general economic, liquidity and political conditions. There is no assurance that we will be able to secure adequate debt financing on terms acceptable to us, or at all. In the event that we are unable to secure adequate debt financing on terms acceptable to us, we may not be able to implement our business strategies and our business and prospects could be materially and adversely affected as a result. Rising interest rates may increase the Company’s operational costs of funds.

Any disruptions, volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to become more expensive. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing. Any material increase in interest rates would also increase our cost of borrowing and debt financing costs, which may weaken our ability to obtain further future debt financing.

Further, debt financing may restrict our freedom to operate our business as it may require conditions and/or covenants that:

a.	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

b.	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

c.	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Our success depends on our ability to retain our core management team and other key personnel.

Our performance depends on the continued service and performance of our directors, officers and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. If any of our directors, officers or any members of our senior management were to terminate their service or employment, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of key personnel or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

Our directors’ and executive officers’ other business activities may pose conflicts of time commitment and conflicts of interest.

Our directors and executive officers have other business interests outside the Company that could potentially give rise to conflicts of time commitment. For example, our directors and executive officers own and/or are employed in executive positions in other HTL Group companies that operate and conduct business outside of Asia, including in the retail sale of such upholstered furniture and related goods, as well as in the manufacturing of such upholstered furniture and related goods.

Below is a chart showing the approximate percentages of the time historically devoted by certain directors and officers to matters concerning the Company and other companies.

Name	Title	To Company	To other companies
Phua Yong Pin	Chairman	10%	90%
Phua Yong Tat	Vice-Chairman	10%	90%
Phua Mei Ming	Chief Executive Officer	50%	50%

As these directors and officers devote considerable time and effort to other companies, these sort of business activities could both distract them from focusing on the Company and pose a conflict of time commitment.

Our management team has limited experience managing a public company listed in the U.S.

While the members of our management team have experience in managing a publicly traded company on the Singapore stock exchange in various capacities, prior to our IPO, most members of our management team had not previously served as management of a publicly traded company on a US stock exchange and may not have experience complying with the increasingly complex laws pertaining to such public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws as well as the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business and financial performance.

We are exposed to legal or other proceedings or to other disputes or claims.

In the event that our customers do not make payment in a timely manner, we may seek to enforce our contractual rights and seek recourse via litigation or arbitration. These legal procedures are time- consuming and the settlement of a contract dispute may require additional financial and other resources. Failure to secure adequate payments in time or to manage past due receivables effectively could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Further, disputes and claims may arise, from time to time, between our Group and our customers, suppliers or sub-contractors for various reasons such as delays, unsatisfactory service delivery and alleged breaches of service contracts. To date, we have not been the subject of workplace safety and/or negligence claims from employees and/or members of the public, but there is a risk that such claims may be made against us in the future. These disputes, if remain unresolved or worsen, may eventually result in legal or other proceedings and therefore cause disruptions and delays to our operations, in addition to the extra costs that may be incurred in their settlement or other resolution. Our resources may also be diverted to defend the claims, thereby adversely affecting our Group’s business, financial condition, results of operations and prospects.

In the event that we are unable to resolve the aforementioned disputes or claims satisfactorily in a timely manner or at all, our Group’s business, financial condition and results of operation may be materially and adversely affected. Please refer to the section titled “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” of this annual report for further details.

We are exposed to foreign exchange fluctuation.

Some of our products are imported from overseas sourced from the PRC and a few other Asian countries and we are therefore subject to exchange rate risks. Most of our purchases are settled in USD, but our sales are in Singapore dollars. There is no assurance on sustainability of our growth. We do not undertake any hedging of the currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations. In the event of appreciation of USD and/or other foreign currencies against Singapore dollars, our profit margin will be affected if we are unable to transfer such additional cost to our customers, and our profitability and financial performance may suffer.

Our existing insurance may not sufficiently cover the risks related to our business operation.

We maintain business insurance of our stores and our office, such as combined general and products liability insurance. We also maintain directors and officers liability insurance. While our management believes that we have sufficient insurance coverage for our business operations in line with industry standards and business practices in Singapore and although we may be able to increase our insurance coverage when required, we cannot guarantee that our existing insurance policies will sufficiently cover all potential liabilities or risks associated with our business operations. In the event that our insurance does not or is insufficient to compensate, or should we be unable to effect any insurance, for the losses or damages arising from the potential liabilities, our financial condition and results of operations could be adversely affected.

As a public company, we expect the laws, rules and regulations governing U.S. public companies will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

In the event that our existing insurance coverage is insufficient to indemnify us against all or any losses, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be able to adequately protect our intellectual property rights and there may be copycat counterfeit competition and an inability to protect or use our intellectual property rights may adversely affect our business.

As of the date of this annual report, we have two trademarks registered in Singapore and a few foreign countries. We are also authorized to use four trademark(s). We might from time to time apply for new trademarks. We cannot assure you that our pending trademark applications, if any, will proceed to registration, and even registered trademarks could be challenged by a third party including by way of revocation or invalidity actions. Unauthorized use of our trademarks may do damage to our brand and reputation and/or affect our business in other ways. We are not aware of any infringement of our intellectual property rights in the past in Singapore but there is no assurance that there will not be any infringement in the future. In the event that any infringement occurs, we may have to protect our intellectual property rights or other rights through litigation which may be costly and could have adverse impact on our business, results of operations and financial condition.

Moreover, there is no assurance that there will not be any counterfeit products of the furniture products we sourced overseas or our own products being sold in Singapore or neighboring countries. Demand for our products may be adversely affected should there be any copycat products and in which case, our performance and business operations may also be adversely affected.

In addition, there could be potential trade name or trademark ownership or infringement claims brought by owners of other rights, including registered trademarks, in our marks or marks similar to ours. Any such claims, brand dilution or consumer confusion related to our “HomesToLife” brand could damage our reputation and brand identity and substantially harm our business, financial condition, cash flows and results of operations.

Our products may be subject to third party intellectual property rights.

As the products sourced by us are procured from various suppliers, it is not commercially practicable for us to ascertain whether such products infringe on third party intellectual property rights. In the event that any product we sell infringes on third party intellectual property rights, we may also be found liable for such infringement and be compelled to discontinue the sale of the infringing products and/or pay damages or suffer other liabilities. It may also lead to litigation which could result in substantial costs and diversion of resources and negatively affect our reputation, profitability and prospects.

Competition for highly skilled personnel is often intense and we may incur significant costs or be unsuccessful in attracting, integrating, or retaining qualified personnel to fulfil our current or future needs.

We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, if any of our senior management or key personnel joins a competitor or engages in a competing business, we may lose business, trade secrets, business partners and key personnel. Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by any declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our 2024 Incentive Securities Plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Although our major operating entity, namely HomesToLife Singapore, was incorporated with limited liability in Singapore in 1989, the actual period of business operation of the retail sale of furniture only started from 2014. Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customers, decreasing customer demand, increasing competition, declining growth of the furniture industry in general, shortage of raw materials, price increase of raw materials, or changes in government policies or general economic conditions. We will continue to expand our sales network and product and services offerings and to increase our customer base and volume of sales. However, the execution of our expansion plan is subject to uncertainty and the sales may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our securities could decline.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws that prohibit companies and their agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws, including the United States Foreign Corrupt Practices Act (the “FCPA”) and the Singapore Prevention of Corruption Act 1960 (the “POCA”). We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the FCPA, POCA or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

Any inability by us to consummate and effectively integrate acquisitions into our business operations may adversely affect our results of operations.

We may in the future invest time and resources into carefully assessing opportunities for acquisitions and/or strategic investments, and we continue to evaluate potential acquisition opportunities to support, strengthen and grow our business, including potentially in the near term.

Despite diligence and integration planning, acquisitions still present certain risks, including the time and economic costs of integrating an acquisition’s IT system, control and financial systems, unforeseen liabilities, and difficulties in bringing together different work cultures and personnel. There can be no assurance that we will be able to locate suitable acquisition candidates, acquire potential acquisition candidates, acquire such candidates on commercially reasonable terms, or integrate acquired businesses successfully in the future. Future acquisitions, including those we may consummate in the near term, may require us to incur additional debt and contingent liabilities, which may adversely affect our business, results of operations and combined financial condition. The process of integrating acquired businesses into our existing operations may result in operating, contractual and supply chain difficulties, such as the failure to retain customers or management personnel. Such difficulties may divert significant financial, operational and managerial resources from our existing operations, and make it more difficult to achieve our operating and strategic objectives.

We may be subject to claims against us relating to any acquisition or business combination.

There may be liabilities assumed in any acquisition or business combination that we did not discover or that we underestimated in the course of performing our due diligence. Although a seller generally will have indemnification obligations in favor of us under an acquisition or merger agreement, these obligations will usually be subject to financial limitations, such as general deductibles and maximum recovery amounts, as well as time limitations. We cannot ensure that our right to indemnification from any sellers will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities that we may incur. Any such liabilities, individually or collectively, could have a material and adverse effect on our prospects, business and financial results.

We may be subject to supply chain disruptions, which could have a material adverse effect on our business, financial condition and results of operations.

We have experienced some, but limited disruptions to our supply chain during the PRC government mandated lockdown due to the COVID-19 pandemic. Additionally, our retail stores in Singapore had to close for two months from April 2020 to May 2020 during the Singapore government mandated “circuit breaker” (i.e., lockdown), due to the COVID-19 pandemic, which affected our business. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to produce and deliver our products to customers. Any future reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting in increased transport times to deliver our products to customers, may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers. As a result, any supply chain disruptions may materially affect our outlook or business goals.

Although we have long term and stable cooperation with our suppliers and will continue to work with our existing suppliers, we will continue to identify and secure new suppliers, to expand our supply base. We do not expect our mitigation efforts to introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Failure to effectively manage inflationary pressures in our product procurement costs, wages, rental rates and freight charges could materially adversely affect our business, operating results and financial performance.

Our major costs include (i) product procurement; (ii) wages, (iii) rental rates, and (iv) freight charges. Our operating results can be materially affected by changes in our procurement costs, including product costs, rents at our retail stores, and transportation costs. Due to the uncertainty of product price fluctuations and inflation, we may not be able to pass some or all of these increased costs to our customers, which may result in lower profit margins. Even if we are able to pass on some of the increased freight charges to our customers in the case of customer ordered furniture, there is no assurance that we will always be successful in doing so. Accordingly, any rapid and significant changes in product prices or other supply chain costs may have a material adverse effect on our gross margins, operating results and financial performance.

Global economic conditions and the effect of economic pressures and other business factors on discretionary consumer spending and consumer preferences may have a material adverse effect on our business, results of operations and financial condition.

Uncertainties in global economic conditions that are beyond our control have in the past impacted our business and may in the future materially adversely affect our business, results of operations, financial condition and stock price. These adverse economic conditions include inflation, slower growth or recession, new or increased tariffs and other, changes to fiscal and monetary policy, higher interest rates, high unemployment, decreased consumer confidence in the economy, armed hostilities, such as the ongoing military conflict between Russia and Ukraine and the Israel-Hamas war, foreign currency exchange rate fluctuations, conditions affecting the retail environment for products we sell, and other matters that influence consumer spending and preferences.

In addition, consumer confidence and spending can be materially adversely affected in response to financial market volatility, negative financial news, conditions in the real estate and mortgage markets, including home equity loans and consumer credit, changes in net worth based on market changes and uncertainty, energy shortages and cost increases, labor and healthcare costs, government actions and general uncertainty regarding the overall future economic environment. Consumers may view a substantial portion of the products we offer as discretionary items rather than necessities. As a result, our operating results are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Declines in consumer spending have and, in the future, may result in decreased demand for our products and services which may have an adverse effect on our results of operations.

A downturn in the economic environment can also lead to financial instability, increased credit and collectability risk on our receivables, the failure of important partners, including suppliers, logistics providers, derivative counterparties and other financial institutions, limitations on our ability to issue new debt, reduced liquidity and declines in the fair value of our financial instruments. These and other economic factors can materially adversely affect our business, results of operations, financial condition and stock price.

The ongoing COVID-19 pandemic, and any future outbreaks or other public health emergencies, could materially affect our business, liquidity, financial condition and operating results.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic and the various responses to it globally have created significant volatility, uncertainty and economic disruption.

In particular, while we saw increased sales and order activity at times during the COVID-19 pandemic, the pandemic significantly disrupted the global supply chain, including many of our suppliers, logistics providers and other partners. Such disruptions, including staffing shortages, raw material and labor inflation, factory closures and production slowdowns, port closures a stoppages and/or disruptions in delivery systems, have and may continue to materially and adversely affect our suppliers’ ability to provide products in a timely manner, or at all, and have and may continue to materially and adversely affect our logistics providers’ ability to distribute products to our customers in a timely manner, or at all. The issues related to the global supply chain may continue into 2025.

Negative publicity relating to our Group or our Directors, Executive Officers or Major Shareholders or our major suppliers may materially and adversely affect our reputation and Share price.

Negative publicity or announcements relating to our Group or any of our Directors, Executive Officers or Major Shareholders, whether with or without merit, may materially and adversely affect the reputation and goodwill of our Group in the home furnishings industry, consequently affecting our relationships with our customers, suppliers and sub-contractors. Since we rely on a limited number of key suppliers for our leather and fabric upholstered furniture which contributed to a significant portion of our purchases of goods for the fiscal years ended December 31, 2024, 2023 and 2022, any negative publicity or announcements relating to our key suppliers may also adversely affect our reputation in the industry. In addition, such negative publicity may affect market perception of our Group and the performance of our Share price.

Negative publicity or announcements may include, among others, newspaper reports of accidents at our work sites, unsuccessful attempts in joint ventures, acquisitions or take-overs, any involvement we or our major suppliers may have in litigation or insolvency proceedings, and unfavorable or negative articles on any of our Directors, Executive Officers or Major Shareholders. Any claims and legal actions brought forward by our customers may also damage our brand image. If our customers, suppliers and sub-contractors subsequently lose confidence in us, this could result in the termination of business relationships or consumer orders. To this end, our business, financial condition, results of operations and prospects may be adversely impacted.

Risks Related to Doing Business in Singapore

Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

During the years ended December 31, 2024, 2023 and 2022, substantially all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of account receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. In addition, the effect of inflation often results in reduced consumer spending.

During economic downturns or recessions, there can be heightened competition for sales and increased pressure to reduce selling prices as our customers may reduce their demand for our products. If we lose significant sales volume or reduce selling prices significantly, then there could be a negative impact on our combined financial condition or results of operations, profitability and cash flows.

Reduced availability of credit may also adversely affect the ability of some of our customers and suppliers to obtain funds for operations and capital expenditures. This could negatively impact our ability to obtain necessary supplies. This could also result in reduced or delayed collections of outstanding accounts receivable.

The outbreak of COVID-19 contributed to a decrease in our sales revenue, from US$6.0 million in fiscal year ended December 31, 2022 to US$5.1 million in fiscal year ended December 31, 2023.

COVID-19 has impacted Singapore’s economy resulting in significant economic contraction and high unemployment rates during the years ended December 31, 2023 and 2022. Although this appears to have been reversed in the year ended December 31, 2024, we cannot be certain that there would not be a resurgence of such issues in the future. The general economic downturn may affect the ability of our counterparties to perform their obligations in a timely manner or at all. Singapore government measures to alleviate the economic impact of COVID-19 such as the imposition of relief from actions for inability to perform scheduled contracts, or relief for financially distressed individuals, firms and other businesses could adversely affect our ability to enforce and require our counterparties to perform their obligations under our contracts.

Our revenue and profitability may be materially impacted if COVID-19 (or any health epidemic or virus outbreak) affects or continues to affect the overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. We are uncertain as to when the Singapore market will be able to fully recover to pre-COVID-19 levels. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

Many of the economies in Asia, including Singapore, are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability in the future.

While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures. As governments take steps to address the current inflationary pressures, there may be significant changes in the availability of bank credit, interest rate increases, limitations on loans, or restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If prices for the products we source or if wages rise at a rate that is insufficient to compensate for the rise in these costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth and lower discretionary spending by the consumers at large.

Our operating subsidiaries are subject to the laws of Singapore and the laws of other Asia Pacific countries that we do business in, which differ in certain material respects from the laws of the United States.

As our operating subsidiaries, namely, HomesToLife Singapore and HTL FE, are Singapore incorporated companies, they are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as their charters. In particular, our operating subsidiaries are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

Additionally, as HTL FE engages in the wholesale trade of upholstered furniture in various countries in the Asia Pacific region, it would be required to comply with the import and export laws of such countries.

Adverse change in government regulations may materially and adversely affect our operations and financial condition.

Our principal business operations are based in Singapore. Our operations are subject to laws and government regulations of Singapore. In addition, we are required to obtain and maintain several statutory and regulatory permits and approvals under central, state and local rules in Singapore, generally for carrying out our business. Some these approvals are granted for a limited duration and require renewal, and are generally subject to conditions stipulated in the licences and permits and/or relevant laws or regulations under which such licences and permits are issued. Failure to comply with such conditions could result in the revocation or non-renewal of the relevant licence or permit. As such, we have to constantly monitor and ensure our compliance with such conditions. Should there be any failure to comply with such conditions resulting in the revocation of any of the licences and permits, we will not be able to carry out our operations. In addition, any change in or introduction of new regulations that require our compliance may increase our cost of operations. All of these will have an adverse effect on our business and financial performance.

Currently we have obtained all licenses necessary for carrying on its businesses in the current scope. Should there be any changes in the regulatory requirements and we are not able to comply with them in a timely manner or if compliance of these requirements involved substantial costs, the business, results of operation and our financial position may be adversely affected.

The ability of our subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and our operating subsidiaries are located in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our operating subsidiaries. The distribution of dividends to us from our subsidiaries is subject to restrictions imposed by the applicable laws and regulations in these markets, which are more fully described in the section titled “Dividend Policy” in this annual report. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our operating subsidiaries in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiaries to distribute dividends to us may be restricted in the future.

It may be difficult for you to enforce any judgment obtained in the United States against us, our Directors, Executive Officers or our affiliates.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and, except for certain of our investments, substantially all of our assets are located outside the United States. In addition, certain of our Directors and Executive Officers reside outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our Directors or our Executive Officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

It is not certain if the Company will be classified as a Singapore tax resident.

Under the Singapore Income Tax Act 1947 (the “Singapore Income Tax Act”), a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered a tax resident in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

We believe that the Company, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company is subject to determination by the Inland Revenue Authority of Singapore (“IRAS”), and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that the Company is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s single company income on an uncombined basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If the Company is regarded as a Singapore tax resident, any dividends received or deemed received by the Company in Singapore from our subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if the Company is considered a Singapore tax resident, dividends paid to the holders of our Shares will not be subject to withholding tax in Singapore. Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our Shares is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature. Please refer to the section titled “Material Income Tax Considerations—Singapore Tax Considerations” in this annual report.

Risks Related to Our Corporate Structure and Our Securities

We incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, significantly increase our costs as well as the time that must be devoted to compliance matters. Compliance with these laws, rules, regulations and standards has substantially increased our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. Our public company obligations also require attention from our senior management and could divert their attention away from the day-to-day management of our business. These laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we have experienced a substantial increase in legal, accounting, insurance and certain other expenses, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after we have already become a publicly held company. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, when required, our new reporting obligations will likely place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes- Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment when required, we could suffer material misstatements in our financial statements and fail to meet our new reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Cayman Islands corporate law with regards to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In addition, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to the Company under relevant SEC rules. Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares, which the Company is not required to follow as a foreign private issuer.

We are a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Listing Rules because our founders and Chairman/Vice Chairman, Messrs. Phua Yong Pin and Phua Yong Tat, beneficially own approximately 68.2% of our issued and outstanding Shares and are able to exercise approximately 68.2% of the total voting power of our issued and outstanding Shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We are subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

We are subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and The Nasdaq Stock Market, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

An active trading market for our Shares or our Shares may not continue and the trading price for our Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Shares will continue. The public offering price for our securities in our initial public offering, or IPO, was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Shares will not decline below the public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Shares.

The market price of our Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our Shares was determined through negotiations between the underwriters and us and may vary from the current market price of our Shares. If you purchased our Shares in our public offering, you may not be able to resell those shares at or above the public offering price. The market price of our Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us or our major suppliers; and
●	other events or factors, including those resulting from war or incidents of terrorism, pandemics, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Shares.

In addition, if the trading volumes of our Shares are low, persons buying or selling in relatively small quantities may easily influence prices of the Shares. This low volume of trades could also cause the price of the Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the Shares. As a result of this volatility, investors may experience losses on their investment in the Shares. A decline in the market price of the Shares also could adversely affect our ability to sell additional Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the Shares will develop or be sustained. If an active market does not develop, holders of the Shares may be unable to readily sell the Shares they hold or may not be able to sell their Shares at all.

In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The sale or availability for sale of substantial amounts of our Shares could adversely affect their market price.

Sales of substantial amounts of our Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, we had 14,687,500 Shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares.

Techniques employed by short sellers may drive down the market price of the Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our securities are influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly listed company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Shares will likely depend entirely upon any future price appreciation of our Shares. There is no guarantee that our Shares will appreciate in value in the future or even maintain the price at which you purchased our Shares. You may not realize a return on your investment in our Shares and you may even lose your entire investment.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance requirements of Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of Nasdaq.

As a company incorporated under the laws of the Cayman Islands that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands which is our home country, may differ significantly from corporate governance requirements of Nasdaq, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. We may follow our home country law instead of the Nasdaq Listing Rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and acquisitions of the stock or assets of another Company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the corporate governance requirements of Nasdaq applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association (“Memorandum and Articles of Association”), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our share-holders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Shares to significant adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this annual report captioned “Certain United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth Company” under the JOBS Act. For as long as we are an emerging growth Company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth Company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Shares to be less attractive as a result, there may be a less active trading market for our Shares and our share price may be more volatile.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules.

Our Major Shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this annual report, our founders and Chairman/Vice Chairman, Messrs. Phua Yong Pin and Phua Yong Tat, beneficially own approximately 68.2% of our issued and outstanding Shares and are able to exercise approximately 68.2% of the total voting power of our issued and outstanding Shares.

Accordingly, Major Shareholders could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without the consent of our Major Shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our Major Shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our Shares may cause a material decline in the value of our Shares. For more information regarding our principal shareholder, see “Principal Shareholders.”

Judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Shares;
●	reduced liquidity for our Shares;
●	a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Company was incorporated in the Cayman Islands on February 16, 2024 under the Companies Act as an exempted company with limited liability. Our authorized share capital is currently US$10,000 divided into 100,000,000 Shares, par value US$0.0001 each.

Our principal operating subsidiary, HomesToLife Singapore, was initially incorporated in September 1989 under the name, “Hwa Tat Lee Leather Pte Ltd” in Singapore by three brothers, Messrs. Phua Yong Pin, Phua Yong Sin and Phua Yong Tat (altogether known as, the “Phua Brothers”), as part of the then HTL Group of companies founded by the Phua Brothers. It was initially engaged in the leather trading business. In 1999, it changed its name to “HTL Leather Pte Ltd.” In 2009, it changed its name to “Trends Furniture Pte. Ltd.” In 2014, it shifted to the furniture retail business. In 2019, it changed its name to “HomesToLife Pte. Ltd.”

In May 2014, HomesToLife Singapore started operating as the retail arm of HTL International Holdings Pte. Ltd., a Singapore incorporated holding company with subsidiaries operating in the leather and fabric manufacturing and production of leather and fabric upholstered furniture business in different parts of China. Until September 2016, the Phua Brothers held at least a majority equity interest in HTL International Holdings Pte. Ltd. In August 2018, HomesToLife Singapore was sold as a stand-alone entity to a third party, Champion Retailing Pte. Ltd., a Singapore incorporated company, and from May 2022, the beneficial ownership of HomesToLife Singapore returned to Messrs. Phua Yong Pin and Phua Yong Tat. Prior to the reorganization described below, HomesToLife Singapore was a wholly-owned subsidiary of New Century International Homes Pte. Ltd., a Singapore incorporated company, which was in turn an indirect wholly-owned subsidiary of Golden Hill Investments.

In preparation for our Company’s IPO, our Group completed a reorganization (the “Reorganization”) from February to April 2024, which involved the following steps:

●	On February 8, 2024, Golden Hill Capital Ltd. (“Golden Hill BVI”) was incorporated in the British Virgin Islands as a wholly owned subsidiary of Golden Hill Capital Pte. Ltd.

●	On February 16, 2024, HomesToLife Cayman was established under the laws of the Cayman Islands as an exempted company with limited liability. On the same day, Golden Hill BVI acquired 10,000 Shares of HomesToLife Cayman.

●	On February 22, 2024, HomesToLife International Pte. Ltd. (“HomesToLife International”) was incorporated in Singapore as a private company limited by shares and as a wholly owned subsidiary of HomesToLife Cayman.

●	On March 12, 2024, HomesToLife International acquired the 38,800,000 ordinary shares in the issued and paid-up share capital of HomesToLife Singapore from New Century International Homes Pte. Ltd. for a consideration of S$2,847,127.

●	On April 24, 2024, HomesToLife Cayman issued 13,240,000 Shares to Golden Hill BVI

●	On April 24, 2024, Summer Capital Pte. Ltd., a company controlled by our Chief Financial Officer, acquired 1,237,500 Shares of HomesToLife Cayman from Golden Hill BVI for a consideration of US$300,000.

●	In May 2024, four investors (the “Pre-IPO Investors”) acquired 660,000, 660,000, 630,000 and 50,000 ordinary shares of par value of US$0.0001 in the issued and paid-up share capital of HomesToLife Cayman from Golden Hill BVI for a consideration of US$160,000, US$160,000, US$152,710 and US$12,120, respectively.

After the Reorganization, HomesToLife Cayman directly owns HomesToLife International, which is the direct holding company of 100% shares of HomesToLife Singapore. Golden Hill BVI, Summer Capital Pte. Ltd. and the Pre-IPO Investors collectively own all issued and outstanding Shares of HomesToLife Cayman.

Subsequently, our Shares were priced on September 30, 2024, and began trading on the Nasdaq Capital Market under the ticker “HTLM” on October 1, 2024. Our IPO closed on October 2, 2024.

On October 28, 2024, we incorporated HTL FE as a second operating company under HomesToLife International Pte. Ltd.. HTL FE engages in the wholesale trading of upholstered furniture within the Asia-Pacific region.

Corporate Structure

As at the date of this annual report, our Group comprised of the Company and its subsidiaries, HomesToLife International, HomesToLife Singapore, and HTL FE.

The chart below illustrates our corporate structures and identifies our subsidiaries as of the date of this annual report:

B. Business Overview

Overview

HomesToLife Singapore is one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore. As of the date of this annual report, it has six retail store locations, and among furniture companies that sell furniture manufactured from China and other Asian countries, HomesToLife Singapore is the second largest in Singapore by the number of retail store locations. It has helped homeowners create living spaces that reflect their individuality since 2014. Its product offerings include leather and fabric upholstered furniture, case goods and accessories, and offers a one-stop shop for retail customers to furnish their homes. HomesToLife Singapore offers and sells selected HTL Group’s products and brands of luxury contemporary furniture in Singapore, as well as products supplied by trusted third party suppliers. Previously pursuant to a 20-year exclusive Products Supply Agreement it has with HTL Marketing, a HTL Group company owned and controlled by our controlling shareholders and Chairman/Vice Chairman, Messrs. Phua Yong Pin and Phua Yong Tat, and now pursuant to a Contract Manufacturing Agreement with HTL Furniture and a supply agreement between HomesToLife Singapore and HTL FE, HomesToLife Singapore has secured a long-term and reliable supply of leather and fabric upholstered furniture from partners within the HTL Group in different parts of China, and is able to offer its customers a wide selection of design, leather and fabric materials, configuration and function of sofas. For the fiscal year ended December 31, 2024, sales of leather and fabric upholstered furniture and case goods and accessories amounted to US$3.6 million and US$0.6 million, representing approximately 87.3% and 12.7%, respectively, of HomesToLife Singapore’s total sales revenue.

To target the premium mass market by providing customers high-quality luxury products with affordable, reliable and customizable options, HomesToLife Singapore also reserves and dedicates an exclusive space in certain HomesToLife Singapore retail stores in Singapore for the marketing and selling of furniture under HTL’s “Domicil” brand and “Fabbrica” brand, two European furniture brands offering premium and luxury products that are designed by designers from around the world and targeted at the middle and upper class consumer markets.

Apart from HomesToLife Singapore, HTL FE was incorporated on October 28, 2024, shortly after our IPO, which engages in the wholesale trade of upholstered furniture in other markets in Asia-Pacific region.

“HomesToLife” has a long-standing pledge to offer fair prices, great value, consistent and reliable quality, and on-time delivery to its customers. It maintains a website: www.homestolife.com offering consumers a seamless shopping experience online and post-sales customer service support. HomesToLife Cayman plans to use a significant portion of the proceeds in the IPO to fund the expansion of its business and opening of new store locations in other parts of Asia including, Taiwan, Korea, Indonesia and Malaysia. Its mission is to become a leading home furniture retailer in all of Asia.

Competitive Strength

We believe the following key competitive strengths are crucial to our success and future growth.

Multi-year supplier agreements with established leather and fabric upholstered furniture manufacturers

HomesToLife Singapore has entered into a 20-year exclusive Products Supply Agreement and Exclusive Brand Distributor Agreement with HTL Marketing, a HTL Group company. Since January 1, 2025, HomesToLife Singapore has transitioned its supply source from HTL Marketing to HTL Furniture, another HTL Group company, through HTL FE. HTL FE signed a Contract Manufacturing Agreement with HTL Furniture on November 1, 2024 and HomesToLife Singapore entered into a supply agreement with HTL FE on January 1, 2025, with substantially the same terms as the supply agreement that was originally entered into between HomesToLife Singapore and HTL Marketing. Accordingly, we have switched our supplier from HTL Marketing to HTL Furniture although we have not terminated the agreements with HTL Marketing.

HomesToLife Singapore is Domicil’s and Fabbrica’s exclusive distributor in Singapore. Because of (1) our relationship with HTL Furniture as our major supplier and HTL Marketing, which owns the Domicil and Fabbrica trademarks, (2) the rich resources such as manufacturers that HTL Group has, and (3) stable supply of products with reasonable prices based on the group-level negotiation, we are able to secure good-quality products and deliver the customized products within 8-12 weeks after our customers place an order. We believe this is faster than many of our competitors.

Established brand

HomesToLife Singapore has been engaged in the furniture retail business in Singapore since 2014. Between January 2016 and December 2019, we established five store locations. In 2023, we added two stores, one of which was closed in 2024. Our retail stores are strategically located in areas with good market potential or customer demands, taking into account population density, average income level of residents and their discretionary spending, and the presence of related trade mix in proximity.

Over the past ten years, HomesToLife Singapore has established its brand and reputation as a premium furniture retailer that offers and sells products that deliver exceptional value. Its products are designed by leading industry designers, hand crafted by dedicated and experienced craftsman using a wide selection of quality and durable materials.

Deep knowledge in local market

HomesToLife Singapore’s management has decades of experience in the global upholstered furniture industry. Its deep knowledge in the local consumer market allows HomesToLife Singapore to anticipate market trends and changing consumer tastes, and offer the premium customization options and product offerings in Singapore.

Unique position to offer a one-stop shop for retail customers

In addition to a broad range of upholstered product offering, HomesToLife Singapore also offers and sells case goods and accessories, and a carefully curated range of home furniture that are sourced internationally and handpicked by HomesToLife Singapore, giving its customers a one-stop shop with all furnishings they need to furnish their homes and express their individuality through their choice furniture. Because of our management’s decades long track record in the upholstered furniture industry and ownership in the HTL Group which has multiple luxury brands of furniture, HomesToLife Singapore is in a unique position to offer a one-stop shop for its retail customers.

Additionally, HomesToLife Singapore positions itself as a luxury furniture retailer, and our sales staff provided significant value-added services at no additional cost to our customers, in order to promote better conversion rates. For example, our sales staff at each of our retail stores are hired for and trained to provide interior design consultancy services for our potential customers. Thus, a customer could provide our sales staff with a general description of the type of furniture are looking for, and our sales staff would be able to recommend furniture based on each such customer’s needs.

Industry veterans holding leadership positions

Our management team has extensive knowledge and experience in the global upholstered furniture industry. Both Mr. Phua Yong Pin, our Chairman, and Mr. Phua Yong Tat, our vice Chairman have over 40 years of experience in the furniture industry. Messrs. Phua Yong Tat and Phua Yong Pin are primarily responsible for the overall management, formulation of business strategies and day-to-day management of our operations. We benefit from the extensive experience of our management team in the industry, which has enabled us to understand the market trends and develop strong business relationship with our customers and suppliers. We believe that the commitment of our management team has been one of the key factors to our success and a competitive edge in our planned expansion in other parts of Asia.

Expansion into other Asia-Pacific markets

Apart from our focus on the Singapore retail market through HomesToLife Singapore, leveraging on our deep expertise in the upholstered furniture industry, we have also identified opportunities in the wholesale trade of upholstered furniture market in various countries within the Asia-Pacific region, including but not limited to Japan, Korea, and Indonesia, and we have expanded into such markets through HTL FE.

Business Strategies

Reinforcing our brand’s core identity

Whilst the “HomesToLife” brand has been around for many years, we are in the process of reinforcing our brand’s core identity as one that is trusted and with high integrity, promising and delivering high quality goods and products, whilst also being a modern, fun, and “cool” brand. To this end, we do not view the “HomesToLife” brand as a mere furniture retailer and furniture brand. Rather, we aim to provide our customers with a way to express themselves through their homes, and more specifically, the furniture in their homes. We target the customers who may be purchasing their second or third home and prefer furniture of premium quality at affordable prices.

Strengthen our brand recognition by marketing campaigns

We will continue to reinforce our brand recognition and image by conducting frequent marketing and promotional activities, targeted across various age groups, to enhance our brand image and promote our products to retail customers. We intend to continue promoting our “HomesToLife” brand and products through modern mass media such as social media and apps on a regular basis, including specifically through marketing by Key Opinion Leaders (i.e., “influencers”, which includes “micro-influencers” with a follower-count of between 5,000 to 20,000) on social media, instead of traditional mass media such as television and newspaper advertisements, as we have found that social media focused advertisements resonate well with our potential customers due to their localized approach, and have a strong positive effect on our sales and revenue figures.

At present, we focus our marketing efforts specifically on Facebook, Instagram and influencers. Whilst we do maintain a subtle brand presence on other social media platforms, such as TikTok and Xiao Hong Shu, by having a HomesToLife Singapore account, we do not have immediate plans to focus on these platforms, as our target market does not utilize such other social media platforms as much. However, we are constantly reviewing our marketing strategy to ensure that we reach our target market and potential customers in the most effective manner. We plan to undertake sponsorship of events and attend or host exhibitions or consumer trade fairs to further our brand recognition. We have, and will continue to, invite local celebrities or key-opinion-leaders with a strong social media presence to be our brand representatives to promote our products. These marketing campaigns will increase exposures of our “HomesToLife” brand and elevate our brand’s status, thereby enabling us to capture the potential target customer groups and increase our market presence.

Enhancement of our sales channels through opening additional retail stores in Singapore

We operate our own retail stores under the brand name “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs. As of the date of this annual report, we have in operation six retail stores owned by us under our brand name “HomesToLife” across Singapore. Within Singapore, we may open further retail stores in areas with good customer demand and footfall, such as shopping malls, to ensure a commanding presence within the domestic upholstered furniture market in Singapore. We pride ourselves on ensuring that most of our retail stores are only opened in shopping malls in commercial centers and furniture-centric malls, allowing our stores, products and goods to benefit from the higher foot traffic in these areas. Additionally, given the unique design of our flagship products, such as our sofa recliners that can take up less space when not being used, we are able to maximize the space in our malls to display all of our key products for our potential customers to test and evaluate in-store, thus promoting a higher sales conversion rate.

We intend to extend our reach in the overseas upholstered furniture market

As a well-recognized, trusted retail concept brand in the upholstered furniture market in Singapore, we intend to further enhance our competitive advantage by extending our footprint beyond the region and into other markets in the APAC region including, Taiwan, Korea, Indonesia and Malaysia. Specifically, we intend to land the HomesToLife Singapore retail store concept in a number of other key cities in countries within the APAC region, which will be decided on after market studies are conducted. In addition to our direct-to-consumer business, we will also explore the possibility of selectively pursuing mergers and acquisitions, investments and corporations co-operations with local companies or brands to deepen our connection with local furniture suppliers in the APAC region. We have also identified the wholesale of upholstered furniture as a growing market within the Asia-Pacific region, and we have incorporated HTL FE on October 28, 2024, which has since expanded into a number of markets in the Asia-Pacific region, including Japan and Korea in 2024, and Indonesia, Thailand, Taiwan, Philippines, Malaysia, Cambodia in 2025.

Sales Channel

HomesToLife Singapore

HomesToLife Singapore primarily engages in business-to-customer sales through its retail stores and occasionally online sales. HomesToLife Singapore believes that its brand recognition and reputation are critical for the growth of its business.

Retail Stores

HomesToLife Singapore has a total of 6 retail stores across Singapore, specifically, at the following locations:

	Location	Address	Area	When opened
1.	Great World City	1 Kim Seng Promenade, #02-133, Singapore 237994	Inside Great World City, a shopping mall	August 2017
2.	Marina Square	6 Raffles Boulevard, #02-01/02/53, Singapore 039594	Inside Marina Square, a shopping mall	July 2017
3.	TradeHub 21	8@TradeHub 21, 8 Boon Lay Way, #01-15, Singapore 609964	Industrial area	December 2019
4.	Enterprise One	1 Kaki Bukit Road 1, #01-23, Enterprise One, Singapore 415934	Industrial area	November 2017
5.	Tagore Building[1]	6 Tagore Dr, #01-04, Tagore Building, Singapore 787623	Industrial area	April 2023
6.	Leisure Park Kallang	5 Stadium Walk, #01-01, Singapore 397693	Inside Leisure Park Kallang, a shopping mall	June 2023

(1) In connection with the ongoing restructuring initiative (see page 42) designed to optimize operational performance, on April 1, 2025, HomesToLife Singapore notified its landlord of its intention to terminate the lease agreement of this store.

In each of these stores, the furnitures HomesToLife Singapore sells are displayed for potential customers to try and evaluate. Each of these stores is also staffed by at least one employee.

Online Channels

HomesToLife Singapore also offers its furniture and case goods through its website at “homestolife.com”, and customers may browse through its listings, each with high quality pictures and a detailed description of the product, including the dimensions of the product and the materials used. Customers may purchase furniture and case goods through HomesToLife Singapore’s website, and its sales staff will follow up with the customer on the delivery details of such purchases.

HomesToLife Singapore’s online sales are minimal, as customers prefer trying and experiencing its products at its retail stores and purchasing the products they like. HomesToLife Singapore maintains its online sales capabilities through its website in order to reinforce sales, as it understands that potential customers take longer to deliberate over their purchase for big ticket items like sofas. For each of the fiscal years ended December 31, 2024, 2023 and 2022, our online sales contributed less than 1% of the total sales.

Example of products being presented on line

33

Examples of case goods and other furnitures HomesToLife Singapore sells in its retail stores

HTL FE

HTL FE engages in business-to-business sales by fulfilling purchase orders from its customers which met HTL FE at fairs such as Canton Fair and Shanghai Fair, or know HTL FE based on existing relationships.

Sales Process

HomesToLife Singapore

HomesToLife Singapore is a consumer-facing business in Singapore, selling upholstered furniture through its retail stores in Singapore and through its online website. We set out below a detailed explanation of each of the steps involved in the sale process.

Order Placement and Confirmation through Retail Stores

With respect to HomesToLife Singapore’s retail stores in Singapore, when a potential customer enters a “HomesToLife” retail store, the potential customer will be greeted by a sales staff who will attempt to understand the potential customer’s needs and to assess what the potential customer is looking for (such as sofas and tables). The sales staff will then present appropriate products and related services (such as color customization options) to the potential customer. Once the potential customer narrows down on a few products, HomesToLife Singapore’s sales staff will then prepare and provide a detailed quotation including price, photos, and dimensions of the product(s) in question.

Given that furniture purchases are relatively big-ticket items, HomesToLife Singapore recognizes that such potential customers would require some time to deliberate on the purchase, and HomesToLife Singapore’s sales staff will highlight to the customer that they need not make their decision on the spot. HomesToLife Singapore’s sales staff will take down such potential customers’ contact details with their consent, and will follow up with time-limited offers and delivery lead times as key points to close the deal.

Once the customer decides to proceed with a purchase, HomesToLife Singapore’s sales staff will finalize the sale, including reviewing the expected delivery timelines with the customer, and confirming all relevant details with the customer. For orders above SGD1,200, HomesToLife Singapore will provide free delivery to the customer’s home.

HomesToLife Singapore’s sales staff will then create an order on the backend CRM system, and confirm the payment details with the customer. At present, full payment is required for ready stock, whereas custom orders require a 50% down payment.

Order Placement and Confirmation through HomesToLife Singapore’s Website

HomesToLife Singapore’s potential customers may also place an order of the furniture and case goods through HomesToLife Singapore’s website at “homestolife.com”. Upon placing an order and payment being made online, the order will be processed through HomesToLife Singapore’s backend, similar to the process that follows after an order is placed through HomesToLife Singapore’s retail stores.

Custom furniture

Most of the sofas HomesToLife Singapore sells are customized. If a customer purchases custom furniture such as sofa, HomesToLife Singapore’s sales staff will help the customer place an order with HomesToLife Singapore’s supplier within the HTL Group. HomesToLife Singapore will then coordinate with the supplier which will arrange manufacturing and delivering the custom furniture to its Singapore warehouse. The cycle from placing an order to the customer receiving the furniture is about 8 to 12 weeks, which we believe is faster than HomesToLife Singapore’s competitors and is one of HomesToLife Singapore’s competitive strengths.

Order Fulfilment and Delivery

Five days before the scheduled delivery date of the goods to the customer, HomesToLife Singapore’s delivery team will contact the customer to confirm the delivery, and to confirm the logistics of the delivery. For example, HomesToLife Singapore’s delivery team will confirm elevator dimensions with the customer if there is a bulky item, and will also confirm the exact time window of the delivery. Once the delivery is confirmed, there will be a delivery order generated and issued to the vendor providing the delivery services. All goods that are delivered by the vendor will require photographic proof, and requires the customer to receive and sign-off on the delivered goods.

After-Sales and Service Recovery

In the event that there is a defect with any delivered goods, the customer may reject the goods upon delivery, or to contact us after acceptance of the goods. HomesToLife Singapore’s sales team will then verify the purchase and the claim, and will assess the defect reported. In the event of a genuine defect with the goods, HomesToLife Singapore will arrange for on-site service to address the defect, or for return pickup if on-site service is not available. In the event of a return pickup, HomesToLife Singapore will receive and inspect the returned item, and document all findings meticulously. HomesToLife Singapore will also keep the customer updated on the status of the returned item, before arranging for the item to be sent back to the customer once the defect is addressed. HomesToLife Singapore will close the matter when the customer informs us that he/she is satisfied with the resolution. Additionally, in order to improve processes, HomesToLife Singapore will provide the findings from such returned item to HomesToLife Singapore’s quality control team, manufacturing team, as well as the third party vendor, to prevent future defects.

HTL FE

HTL FE sources, distributes, and delivers premium furniture and related products to business sectors across the Asia-Pacific region. HTL FE sources furnitures from HTL Furniture, a related party, and also from other unrelated parties. HTL FE entered into a Contract Manufacturing Agreement with HTL Furniture on November 1, 2024.

Fairs/long-term relationship. .

1. Order Placement

For HTL FE’s customers which are related parties (including HomesToLife Singapore), they place purchase orders directly with HTL FE via SAP, an electronic data interchange system.

For HTL FE’s customers which are non-related parties, they email detailed purchase order information to HTL FE. The order information includes key elements such as product specifications, quantities, and delivery dates.

2. Order Processing and Confirmation

Once HTL FE receives the purchase order from its related party customer via SAP, HTL FE processes it in the SAP system, which releases the order information to HTL Furniture or other related parties under HTL Group, and automatically generates an order confirmation number.

Once HTL FE receives the purchase order from its non-related party customer via email, HTL FE processes the such order in the SAP system, which automatically generates an order confirmation. HTL FE then emails the generated order confirmation to the customer for review and confirmation. After the non-related party customer confirms the order, HTL FE sends the order confirmation to HTL Furniture or other related parties under HTL Group.

3. Production and Shipment

HTL Furniture then initiates the production process after receiving the released order confirmation. Once production of the goods has been completed, HTL Furniture then directly export and ship the goods from the China factory to HTL FE’s customers. Upon completion of the production of goods, HTL Furniture then then directly export and ship the goods from its China factory to HTL FE’s customer. HTL FE coordinates the logistics arrangements to ensure that the goods are delivered to the customer’s designated location in accordance with the order terms.

4. Invoicing and Payment

HTL Furniture first issues an invoice to HTL FE after the shipment of goods, recording the production costs and related expenses in the SAP system.

For a related party customer, HTL FE then issues a sales invoice to such customer based on the terms of the purchase order after receiving the factory invoice on back to back basis, via the automatic sale invoicing function within SAP.

For a non-related party customer, HTL FE will then issue and email a sales invoice to such customer.

Once the related party or non-related party customer receives the invoice, this customer shall make its payment to HTL FE in accordance with the payment terms contained within the invoice. Separately, HTL FE makes the payment to HTL Furniture or other related party suppliers in accordance with the Contract Manufacturing Agreement through the SAP system.

HTL FE’s robust growth outlook is a testament to its savvy strategic initiatives and the market’s positive response to its offerings. We believe that HTL FE will satisfy the surging demand across the Asia-Pacific region for premium furniture at reasonable prices, and anticipate that such demand will continue to grow in 2025, permitting HTL FE to experience further expansion and success.

Products and Brands We Sell

HomesToLife Singapore

HomesToLife Singapore offers a number of brands of upholstered furniture to customers, mainly sofas and also case goods, such as such as coffee table, dining table and bedding.

Sofas

HomesToLife Singapore sells customized sofas and stock sofas. HomesToLife Singapore also exclusively carries the “Domicil” and “Fabbrica” brands in Singapore. HomesToLife Singapore stocks the Domicil brand in two retail stores, whilst the Fabbrica brand is stocked in another retail store. HomesToLife Singapore has entered an Exclusive Brand Distributor Agreement with HTL Marketing. HTL Marketing, owns the trademarks for these brands and authorizes HTL Furniture to manufacture the furnitures with these brands. HTL FE signed a Contract Manufacturing Agreement with HTL Furniture on November 1, 2024 and HomesToLife Singapore entered into a supply agreement with HTL FE on January 1, 2025 Therefore, HomesToLife Singapore is exclusively authorized to sell the products of these brands in Singapore.

Case Goods

HomesToLife Singapore also sells case goods such as coffee tables, dining tables and bedding, procured from unrelated third parties.

HomesToLife Singapore prides itself on offering not only exquisite seating solutions but also an extensive range of case goods products to elevate your living and dining spaces. HomesToLife Singapore’s living case goods range encompasses an array of elegant coffee tables, TV consoles, and shelving units, HomesToLife Singapore’s dining case goods line features sophisticated dining sets, sideboards, and bar units, and HomesToLife Singapore’s bedroom case goods include bedframes, bedside tables, dressing tables and bed-end benches. Each collection is thoughtfully curated to seamlessly blend functionality with timeless design, ensuring that your home reflects your unique taste and lifestyle.

HTL FE

Sofas

The main products that are sold by HTL FE to its customers, on a wholesale basis, are stock sofas that are manufactured through its manufacturing partners.

For HomesToLife Singapore and a related party in Korea, HTL FE sells the products under HTL Group’s brands, including but not limited to “Domicil”, “Fabbrica”, and “HTL” brands. Other customers purchase sofas from HTL FE on a white-label basis and sell these sofas under their own brands.

Our Customers

For HomesToLife Singapore, the majority of its sales are generated through its six retail stores in Singapore. HomesToLife Singapore’s customers come from all walks of life in Singapore, from the mass market to the affluent. For sofas, different brands are positioned to capture different segments of the market. The majority of HomesToLife Singapore’s customers are individuals and families. HomesToLife Singapore targets the customers who may be purchasing their second or third home and prefer the furniture of premium quality at affordable prices.

Apart from the Singapore market, we are also growing our brand footprint in Japan, Korea, Indonesia, Thailand, Taiwan, Philippines, Malaysia and Cambodia by engaging in the wholesale trade of upholstered furniture through HTL FE. A majority of HTL FE’s customers are upholstered furniture retailers in their respective countries and occasionally HTL FE sells products to other wholesalers. As the date of this report, below is a list of classifications of HTL FE’s customers in these countries:

Countries	Customers
Japan	Hwa Tat Lee Japan Co., Ltd and non-related parties
Korea	HTL Korea Co., Ltd and non-related parties
Singapore	HomesTolife Singapore and non-related parties
Indonesia	Only non-related parties
Thailand	Only non-related parties
Taiwan	Only non-related parties
Philippines	Only non-related parties
Cambodia	Only non-related parties
Malaysia	Only non-related parties

Our Suppliers

Our major costs of purchases include (i) product procurement; (ii) rental costs and (iii) freight charges.

On May 20, 2024, HomesToLife Singapore entered into the amended and restated products supply agreement (the “Products Supply Agreement”) with another entity within the HTL Group, HTL Marketing, for the supply of products. HTL Marketing, in turn, sources for raw materials (including raw leather) and manufacturing services mainly from other related parties within the HTL Group (mainly other China subsidiaries within the HTL Group). Up until January 1, 2025, HTL Marketing supplies about 80% of the goods and products to HomesToLife Singapore, comprising of mainly sofas.

Since January 1, 2025, HomesToLife Singapore has transitioned its supply source from HTL Marketing to HTL Furniture, another HTL Group company, through HTL FE. HTL FE signed a Contract Manufacturing Agreement with HTL Furniture on November 1, 2024 and HomesToLife Singapore entered into a supply agreement with HTL FE on January 1, 2025, with substantially the same terms as the supply agreement that was originally entered into between HomesToLife Singapore and HTL Marketing.

The details of the Contract Manufacturing Agreement between HTL FE and HTL Furniture are set out below:

Term	20 years commencing from January 1, 2025

Rights and responsibilities	●

During the term of the Contract Manufacturing Agreement, HTL Furniture shall not engage in any other business nor provide any other manufacturing services for any other entities including a natural person without the prior written consent of HTL FE.

	●	Should HTL Furniture deem it necessary to utilize subcontractors for the manufacturing purpose, prior written permission must be sought from HTL FE.
	●	Within three years after termination, without the prior written consent of HTL FE, HTL Furniture shall not cooperate with any company with a similar business model or a competitive relationship with HTL FE, and shall not manufacture any sofa. In the event of a breach, HTL FE has the right to require HTL Furniture to pay all its profits to HTL FE within 7 days.
	●	Except with HTL FE’s written consent, HTL Furniture shall purchase all materials and other necessary components from HTL FE’s nominated suppliers at HTL Furniture’s own cost and expense, and shall not use any other materials or components in the manufacture of the products other than those specified as required by HTL FE.
	●	HTL Furniture shall manufacture and assure that the specifications and quality standards of the products are adhered to, as directed by HTL FE.

Price of each product	The products shall be priced on an arm’s length basis, which shall be determined using the “cost plus” method, which is the price of the raw materials plus an appropriate mark up. The mark up shall be determined with reference to comparable uncontrolled manufacturers performing similar manufacturing functions, and parties intend to review the range of mark ups on a periodic basis.

Payment terms	HTL FE shall pay the purchase price within 90 Singapore working days after receipt of the invoices.
Delivery	HTL Furniture shall deliver the products according to delivery schedules provided by HTL FE.

All of our other suppliers for the products that HomesToLife Singapore sells are third parties, unrelated to HomesToLife Singapore or the HTL Group. HTL FE’s suppliers are all related parties under HTL Group. Our founders visited various suppliers that manufacture and supply the products that HTL Group plans to sell, and then produced a list of approved third party suppliers for the companies under the HTL Group to procure the products. HTL Group entities have entered into master purchase agreements with these suppliers, but individual purchases for products manufactured by such third party suppliers are made by HomesToLife Singapore directly. These suppliers, which collectively supply around 20% of the goods and products sold by HomesToLife Singapore, are recognized by HomesToLife Singapore as approved suppliers, and collectively are the only non-related suppliers that supply goods and products to HomesToLife Singapore. One of the key reasons for the selection of such suppliers is that they provide favourable wholesale prices to HTL Group. They also have good selection of designs and/or products with premium quality. We engage directly with suppliers, and do not have any middlemen in our supply chain.

Related Services

Apart from goods and products that are supplied by our suppliers, we also contract with a number of other service providers, including freight/delivery services for the transport and delivery of goods and products from our Singapore warehouse to our customers as part of the order fulfilment process. For the transport and delivery of goods and products from our suppliers to our Singapore warehouse, we mainly work with the shipping companies which have signed the master agreements with HTL Group. All of them are third parties, unrelated to us or HTL Group. We also provide the repair services for free for our sold products within warranty period.

Seasonality

HomesToLife Singapore’s performance is subject to seasonality in a limited capacity. Large sales events, such as the Great Singapore Sale, take place in Singapore over the course of each year, and many retailers, including us, participate in such sales by offering discounts on our goods and products. Similar sales may also occur in the other countries that HTL FE operates in. During such promotion periods, there may be higher revenue recorded by us.

In general, for our Singapore market, based on HomesToLife Singapore’s historical data, it generally records an average revenue of between SGD 400,000 each calendar month. HomesToLife Singapore’s peak-sales periods tend to be in March, April, June, August, November, and December of each year, whilst our off-season tends to be in May and September of each year.

Pricing Strategies

HomesToLife Singapore

HomesToLife Singapore sell products at retail prices, with an appropriate mark-up to cost that accounts for, amongst others, labor, retail store rental, and other costs. HomesToLife Singapore takes into account factors such as quality of the products, market demand, popularity of the brands, the design and craftsmanship of the product, competitors’ pricing of comparable products, and the purchasing power of the target market.

During promotional events such as the Great Singapore Sale, HomesToLife Singapore offers a discount of up to 70% on the retail price of our goods and products. This generally attracts more potential customers to its retail stores and also increases its revenue during this period, through increased orders placed through our retail stores and through its website.

HTL FE

HTL FE’s products are sold at wholesale prices, with an appropriate mark-up to cost that accounts for, amongst others, cost of purchase, ocean freight, warranty, and other costs. HTL FE takes into account factors such as quality of the products, market demand, popularity of the brands, the design and craftsmanship of the product, competitors’ pricing of comparable products, and the purchasing power of the target market.

Quality Control

We emphasize safety and quality as fundamental requirements for all our products, and have a dedicated quality assurance and brand management team within HomesToLife Singapore and HTL FE. We ensure the quality of our goods and products through various measures.

First, we are stringent in our selection of suppliers. With respect to third party suppliers, our management team and product team visits and inspects the factories of such third party suppliers and manufacturers to ensure that the goods and products produced meet the standards consistent with the “HomesToLife” brand. We also constantly liaise with our furniture suppliers (both related-party and third party) to ensure products are of reliable quality. Each supplier, except our related parties, needs to be onboarded at the HTL Group level as an approved supplier, before we can place purchase orders with such approved vendors. The procurement team from the HTL Group will also regularly assess such approved vendors’ workmanship and product quality as well as their reputation. For products of new design, the procurement team from the HTL Group also inspects the products for workmanship and look into the product design to screen out safety or quality issue. Many of the HTL Group suppliers and third party suppliers and manufacturers passed the qualify certifications, such as ISO 14001:2015 for Leather Finishing for Upholstery Leather.

Second, we conduct quality control inspections of all goods and products in our warehouse, before such goods and products are delivered to customers. This allows us to identify any defects or deviations from our quality standards.

Third, we take our customer feedback and returns analysis very seriously. Each time a product is returned due to defects, we spare no effort in investigating the cause of such defect, in order to derive any recurring quality issues and taking corrective actions.

Fourth, HomesToLife Singapore’s goods and products come with a warranty period of up to 10 years, to provide its customers with assurance with respect to the quality and durability of our goods and products. HTL FE sells products on a wholesale basis, and provides a structure warranty period of up to two years.

Marketing

HomesToLife Singapore

To enhance its brand awareness, HomesToLife Singapore has conducted various marketing and promotional activities through different local media, including mainly social media (Facebook and Instagram), on regular basis.

HomesToLife Singapore’s marketing team is responsible for designing and launching marketing campaigns to promote its brand and image, and does so by focusing campaigns through the highest-impact channels such as social media platforms like Instagram and Facebook.

Unlike other retailers, HomesToLife Singapore creates most of its content in-house instead of relying on external agencies to have full control over its brand identity. Such content is usually more engaging and done with shorter lead times to respond to market changes. Most importantly, we believe it is also economically more effective. Combining gimmicks such as giveaways, collaborating with other brands, or working directly with key opinion leaders has proven to be effective in engaging and increasing awareness. In 2023, HomesToLife Singapore registered a 59.8% increase in reach on Instagram, i.e. the number of unique user that have seen our Instagram posts or stories.

When HomesToLife Singapore pays for advertising, it will work with established media agencies to increase brand awareness. For example, HomesToLife Singapore had engaged a popular Singaporean social media website and news media to design and execute an advertising campaign for the peak period from October 2023 to December 2023, and recorded around 33% more revenue in December 2023 compared to November 2023.

HomesToLife Singapore also engages performance marketing agencies to place data-driven digital advertisements that use AI algorithms for targeted audience outreach on the Google search engine, serving ads to potential customer across different platforms.

HomesToLife Singapore relies a lot less on traditional mass media such as television and newspaper advertisements, as it has found that social media focused advertisements resonate well with its potential customers due to their localized approach, and have a strong positive effect on our sales and revenue figures. At present, HomesToLife Singapore focuses its marketing efforts specifically on Facebook and Instagram. Whilst HomesToLife Singapore is aware of other social media platforms, such as TikTok and Xiao Hong Shu, it does not have immediate plans to focus on these platforms, as its target market does not utilize such other social media platforms as much. However, HomesToLife Singapore is constantly reviewing our marketing strategy to ensure that it reaches its target market and potential customers in the most effective manner. For example, although HomesToLife Singapore does not focus its efforts on TikTok, it has a presence through its account on TikTok.

Another example is, in one of HomesToLife Singapore’s marketing campaigns in December 2023, executed through Instagram, HomesToLife Singapore found that the marketing campaign was able to gain viral traction with close to 90,000 impressions, which is sizable in a small market like Singapore, and greatly boosted visibility of its brand and its flash sales during the period. HomesToLife Singapore found that its sales figures for December 2023 and January 2024 was significantly over the baseline for the same period, as a result of the marketing campaign.

Business Improvement Initiative

In response to the operational losses experienced by HomesToLife Singapore, HomesToLife Cayman’s Chief Executive Officer, Phua Mei Ming, is leading a comprehensive restructuring initiative designed to enhance financial performance. The key measures of this initiative are as follows:

●	The closure of underperforming stores, including the Tagore location (see page 32).
●	The reallocation of surplus staff to other affiliated companies.
●	The implementation of stringent controls over expenses, particularly in the areas of marketing and advertising.

The restructuring initiative commenced on April 1, 2025.

HTL FE

HTL FE is a trading business entity. It is engaged in the latest sofa exhibitions, including at Canton Fair and Shanghai Fair, where its products are marketed to other retailers in the Asia-Pacific region.

Environmental protection and ESG

While due to the nature of our business, our operational activities do not directly generate industrial pollutants. As such, we have not directly incurred any cost of compliance with applicable Singapore laws and regulations as of the date of this annual report and do not expect that we will directly incur significant costs for such compliance in the future. As of the date of this annual report, we had not come across any material non-compliance issues in respect of any applicable laws and regulations on environmental protection. We have not been subject to any administrative sanctions or penalties that have a material and adverse effect on our financial condition or business operation.

At the retail level, HomesToLife Singapore has implemented initiatives such as marketing campaigns aimed at reducing wastage, including strategies to minimize the use of foam boards and the digitalization of its catalogues.

Impact of Inflation on Our Business and Mitigation Efforts

The following table shows the factors contributing to the inflationary pressures that we have experienced, the resulting impact to our company, and the actions we have taken to mitigate the impact these inflationary pressures had on our operations.

	Factors	Impact	Mitigating Efforts
1	Increasing purchase price of products	Increased product costs	We have been managing the price adjustments over time to increase average invoice value. We have been adding more variety in value-added features to allow the sales team to upsell.
2	Increasing employee wages	Increased labor costs	A material portion of the compensation of our sales employees is based on sales-driven bonus.
3	Increasing rent	Increased rental costs	We offer premium product assortments in high-rent locations to ensure a higher sales value per square foot. We closely monitor product turnover per square foot to switch out slow-moving products in response to consumer preference.
4	Increasing shipping and logistic rates	Increased transportation costs	We negotiate with shipping companies on freight charges. For custom orders, any increased shipping costs is typically reflected in product price adjustment.

Competition

The retail sale of upholstered furniture is a highly fragmented and competitive business. We believe that the primary elements of competition in our industry are merchandise (quality, style, selection, price and display), customer service, marketing and advertising, and store location and design. HomesToLife Singapore competes with numerous other independent and chain retail furniture stores. Its competitors that are larger chain retail furniture stores benefit from more established name recognition.

HomesToLife Singapore’s principal competitors in Singapore are:

●	Castlery
●	Cellini
●	Commune
●	Harvey Norman
●	Star Furniture
●	King Living

HomesToLife Singapore believes that it is uniquely positioned in the Singapore market for upholstered furniture, with a targeted mix of goods and products that appeals to customers across various segments, from mass market to the affluent. HomesToLife Singapore also considers its experienced sales personnel and customer service as important factors in ensuring our competitive success. HomesToLife Singapore also believes that significant additional competitive advantages are also provided by our ability to make prompt delivery of orders through maintenance of ready-stock inventory in its Singapore warehouse, and to tailor merchandise to customers’ desires through custom orders. HomesToLife Singapore’s after-sales and service recovery processes are also robust, allowing it to ensure customer satisfaction with its goods and products.

HTL FE’s principal competitors are set out as follows:

●	Jason Furniture (Hangzhou)
●	Man Wah Holdings
●	Natuzzi Group

HTL FE believes that it is uniquely positioned in these other markets for the wholesale trade of upholstered furniture, with its upholstered furniture designed to appeal to customers across various segments, from mass market to the affluent.

Intellectual Property Rights

We regard our trademarks, domain name and similar intellectual property as critical to our success. As of the date of this annual report, HomesToLife Singapore owns the following trademarks:

Place of registration	Trademark	Trademark number	Classes	Expiry Date
Singapore	HomesToLife	T1319858E	35	December 9, 2033

Australia, China, Japan and South Korea		1217190	35	June 2, 2034

Hong Kong		302844621	35	December 19, 2033

Indonesia		IDM00536586	35	December 19, 2033

Hong Kong		303016908	35	June 2, 2034

Malaysia		2014006135	35	June 3, 2034

Singapore		T1408378A	35	May 29, 2034

Australia, China, Japan, South Korea		1236315	35	September 29, 2034
Indonesia		IDM000548742	35	June 5, 2034

As of the date of this annual report, HomesToLife Singapore is authorized to use the following trademarks pursuant to a trademark license agreement dated February 19, 2024 between HTL Marketing and HomesToLife Singapore:

Regions of usage	Trademark	Authorized by
Asia, Europe, North America, Middle East, Africa, Australasia	DOMICIL	HTL Marketing
Asia, Europe, North America, Middle East, Africa, Australasia		HTL Marketing
North America, Asia, Australasia, Europe	FABBRICA	HTL Marketing
North America, Asia, Australasia, Europe		HTL Marketing

HomesToLife Singapore has also been granted an exclusive, non-transferable and royalty-free license by HTL Marketing for the use of certain trademarks related to the Domicil and Fabbrica brands, as well as all copyrights, trademarks, patents, design rights and all similar proprietary rights as may exist anywhere in the world (whether registered or unregistered) in Singapore, for the purpose of performing its obligations under the Exclusive Brand Distribution Agreement.

HomesToLife Singapore is also the registered owner of domain name “homestolife.com”, which expires on June 19, 2025. It will renew the domain name registration before its expiration.

Our employees

In total we had 34, 30 and 27 full-time employees as of December 31, 2024, 2023 and 2022, respectively. These employees are stationed in Singapore, with a portion of employees undertaking business travel as part of their job scopes.

The following table sets forth the number of our full-time employees categorized by function as of December 31, 2024, 2023 and 2022:

Function	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024
Product / Retail & Marketing	6	6	8
Sales	14	17	15
Warehouse	4	4	5
Finance	2	2	2
Purchasing	1	1	2
Human Resources	0	0	1
Information Technology	0	0	1
Total	27	30	34

Our employees in Singapore are part of the Building Construction and Timber Industries Employees’ Union (“Union”) of Singapore, and we have entered into a collective agreement with the Union on December 8, 2021 (“Collective Agreement”), that, amongst others, sets out the working hours and rate of payment for overtime work for our employees, as well as the number of rest days per week for each employee. HomesToLife Singapore executed the new Collective Agreement with the National Trade Union (“NTUC”) on March 5, 2025. We are currently awaiting the Industrial Arbitration Court certification of the Collective Agreement, which is anticipated to be finalized by the end of June 2025.

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal.

Properties

As of the date of this annual report, HomesToLife Singapore has entered into the following lease agreements:

No.	Location	Term of Lease (dd/mm/year)	Size of premises (Sqft)	Monthly Rent (SGD)	Usage
1.	1 Kim Seng Promenade, #02-133, Singapore 237994	02/01/2023 to 01/01/2026	5,106.98	33,706.07 (Year 1) 36,250.56 (Year 2) 38,813.05 (Year 3)	Retail Store
2.	6 Raffles Boulevard, #02-01/02/53, Singapore 039594	04/01/2022 to 03/01/2025 Renewed from 04/02/2025 to 04/01/2028	5,694	10,249.20 18,790.20 (Renewed rate)	Retail Store / Principal Executive Office
3.	8@TradeHub 21, 8 Boon Lay Way, #01-15, Singapore 609964	01/06/2023 to 31/08/2026	5,435.82	16,155.10	Retail Showroom
4.	1 Kaki Bukit Road 1, #01-23, Enterprise One, Singapore 415934	12/01/2024 to 11/01/2026	2,260	8,071.00	Retail Store
5.	6 Tagore Dr, #01-04 and #01-05, Tagore Building, Singapore 787623[1]	15/04/2023 to 14/04/2028	3,583	10,000.00	Retail Store
6.	5 Stadium Walk, #01-01, Singapore 397693	01/09/2023 to 31/08/2025	5,512.67	16,538.01 (for first 2 years) 18,191.81 (for last 2 years)	Retail Store
7.	20 Gul Way, #03-08, Singapore 629196	15/08/2024 to 14/08/2027	20,650	29,323.00	Warehouse

(1) In connection with the ongoing restructuring initiatives (see page 42) designed to optimize operational performance, on April 1, 2025, HomesToLife Singapore notified its landlord of its intention to terminate the lease agreement of this store.

All of our properties are leased, and we do not own any properties.

Licenses and Permits

We confirm that we have obtained all material licenses, certificates and approvals required for carrying on our business activities in Singapore, Japan, Korea and other foreign countries that we have the business activities.

Insurance

We maintain business insurance of our stores and our office, and for goods and products in transit. We also maintain directors and officers liability insurance. We believe that our current insurance policies are sufficient for our operations.

Legal Proceedings

To the best of our knowledge, we are not currently the subject of any material governmental investigation, private lawsuit or other legal proceeding. From time to time, we may be involved in legal and regulatory proceedings or investigations concerning matters that arise in the ordinary course of our business and that could result in significant fines or penalties, have an adverse impact on our reputation, business and financial condition or results of operations and divert the attention of our management from the operation of our business. The outcome of any future litigation, regulatory or other proceedings cannot be predicted with certainty, and some lawsuits, claims, actions or proceedings may be disposed of unfavorably to us.

Government Regulations

As our material business operations are conducted in Singapore, we are subject to the relevant laws and regulations of Singapore and may be affected by policies which may be introduced by the Singaporean government from time to time. We may also be subject to the relevant laws and regulations of the countries where we export our products to. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations below. However, we believe that we comply with all these laws and regulations, and therefore none of them have materially affected the Company or operations in the past.

As of the date of this annual report, our directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore

Laws relating to Consumer Protection

The primary statute governing consumer protection is the Consumer Protection (Fair Trading) Act 2003 of Singapore (the “CPFTA”) and its subsidiary legislations. Besides the CPFTA, there are other statutes which govern the sale, supply or hire of goods that are relevant to consumer protection.

CPFTA

The CPFTA was enacted to protect consumers against unfair practices and to give consumers additional rights in respect of goods that do not conform to contract. The CPFTA sets out a legislative framework prohibiting suppliers from engaging in unfair practices in relation to transactions and to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the CPFTA includes persons who promote the use or purchase of goods or services. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions.

The CPFTA was amended on 1 September 2012 by the Consumer Protection (Fair Trading) (Amendment) Act 2012 to, amongst others, in relation to a contract of sale of goods, give consumers additional rights and remedies against the seller for non-conforming goods. The CPFTA is administered by the Competition and Consumer Commission of Singapore (“CCCS”) and the Consumer Association of Singapore (“CASE”) and the Singapore Tourism Board are the first point of contact for local consumers and tourists respectively to handle complaints. Errant suppliers who persist in unfair trade practices will be referred to the CCCS for investigation.

Part II of the CPFTA provides that a consumer who has entered into a consumer transaction involving an unfair practice may bring an action against the supplier. It is an unfair practice under the CPFTA for a supplier, in relation to a consumer transaction: (i) to do or say anything, or omit to do or say anything, if as a result, a consumer might reasonably be deceived or misled; (ii) to make a false claim; (iii) to take advantage of a consumer if the supplier knows or ought reasonably to know that the consumer (a) is not in a position to protect his own interests; or (b) is not reasonably able to understand the character, nature, language, or effect of the transaction or any matter related to the transaction; or (iv) to commit any of the unfair practices specified in the Second Schedule of the CPFTA.

Part III of the CPFTA will apply to a contract of sale of goods if the buyer deals as consumer, and the goods do not conform to the applicable contract at any time within the period of six (6) months starting after the date on which the goods were delivered to the buyer, and if the contract was made on or after 1 September 2012. Goods do not conform to a contract of sale of goods if there is, in relation to the goods, a breach of, an express term of the contract, the implied condition that the goods will correspond with the description or samples provided by the seller to the buyer, or the implied condition that the goods are of satisfactory quality or fitness for the purpose for which the goods were supplied. Under Part III of the CPFTA, consumers will have a statutory right to (i) repair or replace the goods, or (ii) reduce the amount to be paid for the sale by an appropriate amount or rescind the contract with regard to the goods in question. If the consumer requires the vendor to repair or replace the goods, the vendor must repair or as the case may be, replace the goods within a reasonable time and without causing significant inconvenience to the consumer, and bear any necessary costs in doing so (including in particular, the cost of any labour, materials or postage). The consumer may require the vendor to reduce the amount to be paid for the goods by an appropriate amount or rescind the contract with regard to those goods if: (i) the remedy of repair or replacement is impossible, disproportionate in comparison to the other of those remedies or disproportionate, or (ii) the consumer has required the vendor to repair or replace the goods but the transferor is in breach of the requirement to do so within a reasonable time and without causing significant inconvenience to the vendor.

Consumer Protection (Fair Trading) (Cancellation of Contracts) Regulations 2009

The Consumer Protection (Fair Trading) (Cancellation of Contracts) Regulations 2009 is enacted under the CPFTA to complement and enhance consumer protection in Singapore, allowing consumers the right to cancel a direct sales contract within five (5) days (excluding Saturdays, Sundays and public holidays) after the date on which the contract is entered into or after the date on which the supplier informs the consumer about the right to cancel the contract. A consumer may also cancel the contract (or any subsequent contracts with the supplier on substantially the same terms as the cancelled contract), if the supplier enters into a contract with that consumer in breach of an accompanying court order made under section 9(4)(b) of the CPFTA. In this scenario, the consumer may give a notice of cancellation of the contract at any time within six (6) months after the date on which the contract was entered into.

Consumer Protection (Consumer Goods Safety Requirements) Regulations 2011 (the “CGSR”)

The CGSR requires all consumer goods ordinarily supplied for private use or consumption except for specified goods such as used or second-hand goods specifically excluded under CGSR to conform to the required safety standards. Enterprise Singapore is appointed by the Ministry of Trade and Industry to administer the CGSR and the Consumer Product Safety Office (the “CPSO”) is an office overseen by Enterprise Singapore that is responsible for the implementation of the CGSR. The CPSO has the power to investigate incidents and feedback involving unsafe general consumer goods, stop the sale of, or ban unsafe general consumer goods from the market.

The consumer goods covered by CGSR are classified into two (2) categories:

(i)	Category 1: any consumer goods for which safety standards have been formulated or adopted and published by any of the following: International Organisation for Standardisation (“ISO”), International Electrotechnical Commission (“IEC”), European Committee for Standardisation (“EN”) or ASTM International (“ASTM”).

(ii)	Category 2: any consumer goods other than Category 1 goods.

Category 1 goods shall conform to safety standards for such goods imposed by ISO, IEC, EN or ASTM safety standards, as well as any additional safety requirements for such goods specified by the CPSO and published in its Consumer Protection (Consumer Goods Safety Requirements) Information Booklet.

Category 2 goods shall conform to the safety standards for such goods that have been formulated or adopted and published by any regional or national standards body.

Under the CGSR, Enterprise Singapore may issue a public notice declaring any consumer goods to be unsafe and/or issue a directive for suppliers to (i) control or cease supply of such goods in Singapore; and (ii) inform users of the potential danger of the goods, if any of these consumer goods do not conform to the required safety standards. It is an offence under the CGSR to continue supplying any consumer goods as declared by Enterprise Singapore to be unsafe in Singapore in the course of trade or business and any person who fails to comply with such directive shall be guilty of an offence under the CGSR.

The CGSR provides that any person guilty of an offence under CGSR shall be liable on conviction to pay a fine not exceeding S$2,000 or to imprisonment for a term not exceeding 12 months or to both; and in the case of a second or subsequent offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding two (2) years or to both.

Singapore Code of Advertising Practice (the “SCAP”)

The SCAP is a code of practice set out by the Advertising Standards Authority of Singapore (the “ASAS”) prescribing general principles applicable to advertisements, which include decency, honesty and truthful presentation, and contains guidelines relating to specific services/products. While the SCAP has no force of law, a breach of the SCAP may lead to ASAS referring the matter to the CASE under the CPFTA if an advertiser has repeatedly violated the SCAP by marketing false, misleading or unsubstantiated claims. The ASAS has also issued additional guidelines from time to time, such as the Guidelines for Interactive Marketing Communication & Social Media, which emphasizes that marketing communication should be clearly distinguishable from editorial and personal opinion and should not take the form of social media content that appears to originate from a credible and impartial source, and the Guidelines on Advertising of Investments, which aim to minimize investments-related advertisement with claims that are speculative, misleading or not substantiable.

Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 (the “CPTDSR Act”)

The CPTDSR Act of Singapore prohibits the application of false trade descriptions to goods in the course of trade or business, as well as the supply of goods to which a false trade description has been applied. In particular, it is an offence to falsely indicate that any goods supplied or methods adopted are of a standard specified or recognized by any person or implied by the approval of any person, if there is no such person or no standard as specified, recognized or implied.

The CPTDSR Act provides in general that any person convicted of an offence under the CPTDSR Act for which no penalty is expressly provided shall be liable on conviction to pay a fine not exceeding S$10,000 or to imprisonment for a term not exceeding two (2) years or both.

Sale of Goods Act 1979 of Singapore (the “SGA”)

The SGA is the main governing law in Singapore in relation to sale of goods. The SGA applies to any contract for the sale of goods. A contract of sale of goods is a contract by which the seller transfers or agrees to transfer the property in goods to the buyer for a money consideration, called the price.

Section 14 of the SGA provides that where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of satisfactory quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; (ii) where the buyer examines the goods before the contract is made, as regards defects which the examination ought to reveal; or (iii) if the contract is a contract for sale by sample, defects which would have been apparent on a reasonable examination of the sample. For the purposes of the SGA, goods are of satisfactory quality if they meet the standard that a reasonable person would regard as satisfactory, taking account of any description of the goods, the price, and all other relevant circumstances.

Breach of this implied provision, it being a condition of the contract, would entitle the buyer to terminate the agreement and take action against the seller in respect of any loss suffered.

Unfair Contracts Terms Act 1977 of Singapore (the “UCTA”)

The UCTA generally regulates against unfair contract terms such as exclusion clauses and limitation of liability clauses in most consumer and standard form contracts. Amongst other things, the UCTA prohibits the exclusion or restriction of liability for death or personal injury caused by negligence in all contracts. It also prevents sellers/service providers from excluding or limiting their liability for a breach of contract, unless, in each case, the contract term satisfies the requirement of reasonableness (that is, the contract term must have been a fair and reasonable one to be included having regard to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made). Similarly, contract terms requiring the consumer to indemnify the supplier in respect of liability incurred by the supplier’s negligence or breach of contract are also prohibited unless they satisfy the requirement of reasonableness. The UCTA also circumscribes the limitation of liability in relation to certain implied terms in respect of goods purchased.

Misrepresentation Act 1967 of Singapore (the “Misrepresentation Act”)

The Misrepresentation Act applies this requirement of “reasonableness” to terms which would exclude or restrict any liability to which a party to a contract may be subject by reason of any misrepresentation made by him before the contract was made, or any remedy available to another party to the contract by reason of such a misrepresentation.

If the supplier is liable for fraudulent misrepresentation under the Misrepresentation Act, the Singapore Courts can award all losses flowing directly from the claimant’s reliance on the fraudulent misrepresentation, regardless of whether the loss was foreseeable. This measure of damages similarly applies if the supplier made a negligent misrepresentation to the claimant, unless the claimant had reasonable ground to believe, and did believe, that the facts represented were true.

Laws relating to Employment Matters

Employment Act 1968 of Singapore (the “Employment Act”)

The rights of all employees employed under a contract of service with our subsidiaries are governed under the Employment Act. The Employment Act generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees (i.e., seafarers, domestic workers and public workers). It provides employees falling within its ambit certain protections such as minimum notice periods, restrictions in relation to the deductions from wages, minimum days of annual and sick leave, maternity/paternity leave and paid childcare leave. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act.

As at the date of this annual report, all of the 37 employees of our Company’s Singapore operating subsidiaries, HomesToLife Singapore and HTL FE, are covered under the Employment Act and granted the aforementioned rights.

Central Provident Fund Act 1953 of Singapore (the “CPF Act”)

The Central Provident Fund (“CPF”) is a social security savings scheme funded by contributions from employers and employees formed pursuant to the CPF Act. It enables working Singapore citizens and permanent residents to set aside funds for retirement. It also addresses healthcare, home ownership, family protection and asset enhancement. Under the CPF Act, both employers and employees make monthly CPF contributions on the amount of wages at the rates set out in the CPF Act. CPF contributions are due at the end of the month and an employer has a grace period of 14 days to pay it. The employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, the employer can recover the employee’s share by deducting it from their wage when the contributions are paid for that month.

The CPF Act provides that in general if any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction to pay a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or both, and if that person is a repeat offender for the same offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or both.

Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”)

The employment of foreign workers in Singapore is governed by the EFMA and regulated by the Ministry of Manpower. In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work pass. The foreign worker has to be employed and carry out duties in respect of his or her work pass. Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall:

(a)	be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and

(b)	on a second or subsequent conviction:

(i)	in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; and

(ii)	in any other case, be punished, with a fine not less than S$20,000 and not more than S$60,000.

Laws relating to Workplace Safety

Workplace Safety and Health Act 2006 of Singapore (the “WSHA”)

The WSHA provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of (a) his employees at work and (b) persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. These measures include, but are not limited to: (i) providing and maintaining for employees a work environment which is safe, without risk to health, and adequate as regards to facilities and arrangements for their welfare at work; (ii) ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees; (iii) ensuring that employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer; (iv) developing and implementing procedures for dealing with emergencies that may arise while those employees are at work; and (v) ensuring that employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

Any person guilty of an offence under the WSHA (but not including the relevant regulations) for which no penalty is expressly provided by the WSHA shall be liable on conviction:

(a) in the case of a natural person, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two (2) years or to both; and

(b) in the case of a body corporate, to a fine not exceeding S$500,000,

and, if the contravention in respect of which he was so convicted continues after the conviction, he shall (subject to Section 52 of the WSHA) be guilty of a further offence and shall be liable to a fine:

(i) in the case of a natural person, not exceeding S$2,000 for every day or part thereof during which the offence continues after conviction; or

(ii) in the case of a body corporate, not exceeding S$5,000 for every day or part thereof during which the offence continues after conviction.

Under the WSHA, the Commissioner for Workplace Safety and Health may serve a remedial or a stop-work order in respect of a workplace, for contravention or omission of any WSHA-specified condition.

As employers in Singapore, our Singapore operating subsidiaries, HomesToLife Singapore and HTL FE, are required to adhere to the WSHA and adopt these measures to ensure the safety and health of their employees and persons (not being employees of HomesToLife Singapore or HTL FE) who may be affected by any undertaking carried on by him in our Group’s office premises in Singapore.

As at the date of this annual report, our Group have not been served any orders by the Commissioner of Workplace Safety and Health in Singapore.

Workplace Safety and Health (Incident Reporting) Regulations (the “WSHIR”)

Under Regulation 4 of the WSHIR, where any accident at a workplace occurs which leads to the death of any employee, the employer shall, as soon as is reasonably practicable but no later than 10 days after the accident, submit a report to the Commissioner for Workplace Safety and Health.

Under Regulation 6 of the WSHIR, where an employee meets with an accident at a workplace on or after September 1, 2020, and the employee is certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalization or to be placed on light duties, on account of the accident, the employer shall submit a report to the Commissioner for Workplace Safety and Health of the accident within 10 days after the date the employer first has notice of the accident.

As employers in Singapore, our Singapore operating subsidiaries, HomesToLife Singapore and HTL FE, are required to adhere to the WSHIR reporting requirements in the situation where any accident at our Group’s office premises or workplace occurs which results in the injury or death of any employee.

As at the date of this annual report, our Group have not had any workplace accidents which would require it to adhere to the WSHIR reporting requirements.

Work Injury Compensation Act 2019 of Singapore (the “WICA”)

The WICA provides that if any employment personal injury by accident arises out of and in the course of the employment is caused to an employee, the employer shall be liable to pay compensation in accordance with the provisions of WICA. The amount of compensation under the WICA in respect of any personal injury of an employee caused by accident arising out of and in the course of his employment shall be computed in accordance with a fixed formula as set out in the First Schedule of the WICA, subject to a maximum and minimum limit.

Pursuant to Section 24(1) of WICA read with Regulation 3 and the Second Schedule of the Work Injury Compensation (Insurance) Regulations 2020, employers are required to maintain work injury compensation insurance for all employees doing manual work regardless of salary level and non-manual employees whose salary within the meaning of the Employment Act received from the employer falls below S$2,600 a month. Any employer who fails to insure himself in accordance with WICA shall be guilty of an offence and shall be liable to, on conviction, a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

As at the date of this annual report, our Group has maintained the necessary insurance as required under the WICA and during the past three (3) years, one (1) of our employees have experienced a workplace injury that is subject to WICA jurisdiction.

Laws relating to Personal Data Protection

Personal Data Protection Act 2012 of Singapore (the “PDPA”)

The PDPA governs the collection, use and disclosure of the personal data of individuals (being data, whether true or not, about an individual, who can be identified from that data or other accessible information), and is administered and enforced by the regulator, the Personal Data Protection Commission (“PDPC”). The PDPA sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data and to provide individuals with the right to access and correct their own personal data.

Organizations have mandatory obligations to assess data breaches they suffer, and to notify the PDPC and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

Organizations are required to, among other things, (i) obtain consent from individuals and inform them of the applicable purposes before collecting, using or disclosing their personal data; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale. Other obligations include accountability, retention and requirements around the overseas transfers of personal data.

In addition, the PDPA also established a Do-Not-Call Registry (“DNC Registry”) which allows individuals to register their Singapore telephone numbers in any of the three Do-Not-Call Registers (“DNC Register”) to opt out of receiving specified messages via voice call, specified text messages and specified fax messages. Under the PDPA, before an organisation sends a specified message to a Singapore telephone number, it must check with the DNC Registry to confirm that the number is not listed on the DNC Register, unless the personal has obtained clear and unambiguous consent in evidential form from the user or subscriber of the number.

Non-compliance with the PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the maximum financial penalty that may be imposed is S$1 million.

In the course of operating its business, our Company’s Singapore operating subsidiaries, HomesToLife Singapore and HTL FE, collects and uses personal data from consenting customers. HomesToLife Singapore and HTL FE have implemented various processes to safeguard the personal data collected from their customers, which include the appointment of a Data Protection Officer with an appropriate level of knowledge and specific responsibilities to ensure data protection within the Group, as well as providing data protection training to all employees of HomesToLife Singapore and HTL FE.

As at the date of this annual report, our Group believes that they are in compliance with all PDPA requirements.

Laws relating to Taxation

Goods and Services Tax Act 1993 of Singapore (the “GST Act”)

Goods and Services Tax (“GST”) is a broad-based consumption tax levied pursuant to the GST Act on the import of goods, as well as nearly all supplies of goods and services in Singapore. It is an indirect tax expressed as a percentage applied to the selling price of goods and services provided by GST registered entities in Singapore. The prevailing rate of GST is 9%. As GST is charged to the end consumer, the GST-registered entity does not generally incur any costs in relation to GST and merely collects taxes on behalf of the local tax authority.

A company is required to register for GST when the turnover of its business is more than S$1 million in the past 12 months, or is expected to exceed S$1 million in the next 12 months. If a company fails to make a correct return by omitting or understating any output tax or any other tax for which it is accountable, it will be guilty of an offence and on conviction be required to pay a penalty equal to the amount of tax which has been undercharged. Failure to make returns within the prescribed period under the GST Act will also expose a company to a penalty equal to 5% of the amount of tax payable.

GST exemptions apply to the provision of most financial services, the sale and lease of residential properties, and the importation and local supply of investment precious metals. Goods that are exported and international services are zero-rated.

Income Tax Act 1947 of Singapore (the “ITA”)

The corporate income tax (“CIT”) rate in Singapore is currently 17% of its chargeable income and applies to both local and foreign companies. In addition, 75% of up to the first S$10,000, and 50% of up to the next S$190,000, of a company’s chargeable income otherwise subject to normal taxation is exempt from corporate tax. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing CIT. The Singapore Government announced in the Singapore Budget 2024 that in order to help companies manage rising costs, a CIT rebate (the “CIT Rebate”) of 50% of the corporate tax payable will be granted to all taxpaying companies, whether tax resident or not, for the year of assessment 2024. Additionally, companies that have employed at least one local employee in 2023 will receive S$2,000 in cash payout (the “CIT Rebate Cash Grant”). The maximum total benefits of CIT Rebate and CIT Rebate Cash Grant that a company may receive is S$40,000.

Payment of corporate tax must be made within one (1) month from the date of notice after which a 5% penalty can be imposed on the unpaid tax amount. If the amount of tax outstanding is not paid within 60 days of the imposition of the 5% penalty, an additional penalty of 1% of the tax outstanding shall be payable for each completed month that the tax remains unpaid, but the total additional penalty shall not exceed 12% of the amount of tax outstanding.

Laws relating to Anti-Money Laundering and Prevention of Terrorism Financing

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”), which provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The CDSA permits the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”), is the primary legislation for the combating of terrorism financing. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism.

Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office, Singapore’s Financial Intelligence Unit within the Criminal Affairs Division of the Singapore Police Force. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

In addition, the TSOFA has extraterritorial reach, and any person outside Singapore who commits an act or omission that would constitute an offense under the TSOFA if committed in Singapore may be proceeded against, charged, tried and punished accordingly in Singapore.

As at the date of this annual report, our Company’s Singapore incorporated subsidiaries believes that it is in compliance with the provisions of the CDSA and the TSOFA.

Laws relating to Foreign Investment and Exchange Control

Singapore does not have an umbrella regime for regulating foreign investment. Instead, foreign investment is regulated (if at all) by sector. Singapore imposes no significant restrictions on the repatriation of earnings and capital, or on remittances, foreign exchange transactions and capital movements.

Laws relating to Intellectual Property

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Trade Marks Act 1998 of Singapore (the “TMA”)

Singapore operates a first-to-file system in respect of registered trademarks under the TMA, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark; misrepresentation on the part of the infringer; and damage to the mark as a result.

Under the TMA, it is unlawful to import goods into Singapore with falsely applied trade marks. Failure to comply may result in fines of up to an aggregate of S$100,000, and/or imprisonment for a term not exceeding five (5) years. In addition, the forfeiture and/or destruction of the infringing items may be ordered.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the Company’s financial condition and results of operations in conjunction with the Company’s consolidated and combined financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” or in other parts of this annual report.

Overview

HomesToLife Ltd is an exempted company with limited liability incorporated under the laws of Cayman Islands (“we,” “us,” “our,” “HomesToLife Cayman,” or the “Company”). Our major operating company, HomesToLife Pte. Ltd. (“HomesToLife Singapore”), is one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore under the brand of “HomesToLife”. Currently, we have six retail store locations, and among furniture companies that sell furniture manufactured from China and other Asian countries, HomesToLife Singapore is one of the largest in Singapore by the number of retail store locations. It has helped homeowners create living spaces that reflect their individuality since 2014. Its product offerings include leather and fabric upholstered furniture, case goods and accessories, and offers a one-stop shop for retail customers to furnish their homes. HomesToLife Singapore offers and sells selected our products and brands of luxury contemporary furniture in Singapore, as well as products supplied by trusted third party suppliers. In the fiscal years ended December 31, 2024, 2023 and 2022, pursuant to a 20-year exclusive Products Supply Agreement, with the exclusive period commencing from January 4, 2021, HomesToLife Singapore has with HTL Marketing Pte. Ltd. (“HTL Marketing”), a company of HTL Group (collectively all of the entities controlled or owned by our controlling shareholders and Chairman/Vice Chairman, Messrs. Phua Yong Pin and Phua Yong Tat), it secured a long-term and reliable supply of leather and fabric upholstered furniture from partners within the HTL Group in different parts of China, and was able to offer its customers a wide selection of design, leather and fabric materials, configuration and function of sofas.

Another subsidiary, HTL FE, is dedicated to sourcing, distributing, and delivering premium furniture and related products to both consumer and business sectors across the Asia-Pacific region.

Initial Public Offering (“IPO”)

On October 2, 2024, we consummated our IPO of an aggregate of 1,437,500 ordinary shares at a price of US$4.00 per share to the public, including 187,500 shares sold upon full exercise of the underwriter’s option to purchase additional shares, for a total of US$5.75 million of gross proceeds, before deducting underwriting discounts and estimated offering expenses.

The shares began trading on the NASDAQ Stock Market LLC under the symbol “HTLM” on October 1, 2024.

Recent Developments

We aim to target the premium mass market by providing customers high-quality luxury products with affordable, reliable and customizable options, we also reserve and dedicate an exclusive space in our retail stores in Singapore for the marketing and selling of furniture under our “Domicil” brand and “Fabbrica” brand, two European furniture brands offering premium and luxury products that are designed by top designers from around the world and targeted at the middle and upper class consumer markets.

On October 28, 2024, we formed a new subsidiary, HTL FE, in Singapore, to operate a wholesale business in the Asia Pacific market. This subsidiary focuses on trading leather and fabric upholstered furniture, further expanding our regional presence and strengthening our business capabilities.

HTL FE received sales orders exceeding US$1.5 million in January 2025 and it is expected to generate the estimated annual revenue ranging from US$12.0 million to US$14.0 million during 2025, driven by an accelerating sales ramp-up in response to strong demand.

A. Operating Results

KEY FACTORS THAT AFFECT OPERATING RESULTS

Our operating results are primarily affected by the following factors:

●	growth in the Singapore and Asian economy;
●	consumers and customers demand;
●	competition in the furniture market;
●	market conditions and our market position; and
●	our ability to broaden product offerings and diversify our customer base.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated/combined financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years ended December 31,
	2022		2023		2024
	US$	% of revenue	US$	% of revenue	US$	% of revenue

Revenues, net:	5,973,083	100.0	5,072,320	100.0	4,173,028	100.0
Singapore retail	5,973,083	100.0	5,072,320	100.0	3,998,341	95.8
Asia trading	-	-	-	-	174,687	4.2

Cost of goods sold:	(2,260,821)	37.9	(1,436,172)	28.3	(1,426,329)	34.2
Singapore retail	(2,260,821)	37.9	(1,436,172)	28.3	(1,273,565)	31.9
Asia trading	-	-	-	-	(152,764)	87.5

Gross profit	3,712,262	62.1	3,636,148	71.7	2,746,699	65.8
Singapore retail	3,712,262	62.1	3,636,148	71.7	2,724,776	68.1
Asia trading	-	-	-	-	21,923	12.5

Operating expenses:
Sales and distribution expenses	(1,993,168)	33.4	(2,292,629)	45.2	(1,866,300)	44.7
General and administrative expenses	(976,200)	16.3	(1,133,060)	22.3	(1,606,522)	38.5
Listing expenses	-	-	-	-	(1,062,815)	25.5
Total operating expenses	(2,969,368)	49.7	(3,425,689)	67.5	(4,535,637)	108.7

Income (loss) from operations	742,894	12.4	210,459	4.2	(1,788,938)	(42.9)

Other income:
Interest income	-	-	6,132	0.1	-	-
Government subsidies	57,084	1.0	8,564	0.2	15,552	0.4
Sundry income	14,749	0.2	12,344	0.2	107,191	2.6
Total other income, net	71,833	1.2	27,040	0.5	122,743	3.0

Income (loss) before income taxes	814,727	13.6	237,499	4.7	(1,666,195)	(39.9)

Income tax expense	-	-	-	-	-	-

NET INCOME (LOSS)	814,727	13.6	237,499	4.7	(1,666,195)	(39.9)

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

Our revenue is mainly derived from the offers and sales of customized furniture solutions, which include leather and fabric upholstered furniture, case goods and accessories through our wholly-owned operating subsidiaries.

	Years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

Sales, by products:
Sale of Leather and Fabric Upholstered Furniture	5,268,557	88.2	4,430,299	87.3	3,642,659	87.3
Sale of Case Goods and Accessories	704,526	11.8	642,021	12.7	530,369	12.7

Revenues, net	5,973,083	100.0	5,072,320	100.00	4,173,028	100.0

For the year ended December 31, 2024, revenue from sales of leather and fabric upholstered sofa contributed 87.3% of our revenue, and revenue from sales of case goods and accessories contributed 12.7% of our revenue.

For the year ended December 31, 2023, revenue from sales of leather and fabric upholstered sofa contributed 87.3% of our revenue, and revenue from sales of case goods and accessories contributed 12.7% of our revenue.

For the year ended December 31, 2022, revenue from sales of leather and fabric upholstered sofa contributed 88.2% of our revenue, and revenue from sales of case goods and accessories contributed 11.8% of our revenue.

	Years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

Sales, by countries:
Singapore (retail)	5,973,083	100.0	5,072,320	100.0	3,998,341	95.8
Japan (trading)	-	-	-	-	160,125	3.8
Korea (trading)	-	-	-	-	14,562	0.4

Revenues, net	5,973,083	100.0	5,072,320	100.0	4,173,028	100.0

For the year ended December 31, 2024, 95.8% of our revenue was generated from Singapore, while 3.8% came from Japan and 0.4% came from Korea. Business operations in countries outside Singapore commenced in November 2024.

Cost of goods sold

Cost of goods sold primarily includes cost of acquiring leather and fabric upholstered furniture from leather and fabric production suppliers.

	Years ended December 31,
	2022		2023		2024
	US$	% of revenue	US$	% of revenue	US$	% of revenue

Singapore retail	2,260,821	37.9	1,436,172	28.3	1,273,565	31.9
Asia trading	-	-	-	-	152,764	87.5

Cost of goods sold	2,260,821	37.9	1,436,172	28.3	1,426,329	34.2

Singapore retail

Our cost of goods sold account for 31.9%, 28.3% and 37.9% of our revenue from Singapore retail for the years ended December 31, 2024, 2023 and 2022, respectively.

Asia trading

Our cost of goods sold account for 87.5% of our revenue from Asia trading for the year ended December 31, 2024.

Gross profit and gross profit margin

Our gross profit equals to our revenue less our cost of goods sold. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our costs.

	Years ended December 31,
	2022		2023		2024
	US$	(%)	US$	(%)	US$	(%)

Singapore retail	5,973,083		5,072,320		3,998,341
Asia trading	-		-		174,687
Total revenue	5,973,083		5,072,320		4,173,028

Singapore retail	2,260,821		1,436,172		1,273,565
Asia trading	-		-		152,764
Total cost of goods sold	2,260,821		1,436,172		1,426,329

Singapore retail	3,712,262	62.1	3,636,148	71.7	2,724,776	68.1
Asia trading	-	-	-	-	21,923	12.5
Gross profit/gross margin	3,712,262	62.1	3,636,148	71.7	2,746,699	65.8

Singapore retail

Our gross profit was $2.7 million, $3.6 million and $3.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Our gross profit margin was 68.1%, 71.7% and 62.1% for the years ended December 31, 2024, 2023 and 2022, respectively.

Asia trading

Our gross profit was $21,923 for the year ended December 31, 2024.

Our gross profit margin was 12.5% for the year ended December 31, 2024.

We plan to closely monitor and optimize our product-mix from time to time to enhance our gross profit margin.

Operating Expenses

Our operating expenses consist of sales and distribution expenses, general and administrative expenses and listing expenses.

Our sales and distribution expenses consist primarily of salaries of our sales persons, sales commissions, depreciation of right-of-use assets of our retail stores, and outwards land transports. Sales and distribution expenses account for 44.7%, 45.2% and 33.4% of our revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

Our general and administrative expenses consist primarily of salaries of our office staff, depreciation of right-of-use assets of our office and traveling expenses. General and administrative expenses account for 38.5%, 22.3% and 16.3% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Our listing expenses consist primarily of audit fee for our IPO and statutory, legal expenses and insurance expenses. Listing expenses account for 25.5% of our revenue for the years ended December 31, 2024.

Income Tax

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, and we are not subject to income or capital gains taxes. Additionally, upon payments of dividends by us to its shareholders, no Cayman withholding tax will be imposed.

Singapore

Our subsidiaries, HomesToLife International, HomesToLife Singapore and HTL FE are operating in Singapore and are subject to the corporate income tax under Singapore tax regime at the rate of 17%, based on its chargeable income. In addition, 75% of up to the first SGD10,000, and 50% of up to the next SGD190,000, of a company’s chargeable income otherwise subject to normal taxation is exempt from corporate tax.

HomesToLife Singapore and HTL FE, both are incorporated in Singapore, recorded a total loss of $596,713. As a result, no income tax is required. As of December 31, 2024, the Group has unutilized tax losses amounting to $6,651,943, which are available for offset against future taxable income, subject to compliance with relevant tax regulations.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

Revenue

Singapore retail

Our revenues decreased by approximately $1.1 million or 21.2%, from approximately $5.1 million for the year ended December 31, 2023 to approximately $4.0 million for the year ended December 31, 2024, primarily attributable to the decrease in the sale of our leather and fabric upholstered home furniture products. For the year ended December 31, 2024, rising inflation and weakened consumer sentiment have impacted our performance.

Asia trading

Our revenues were $0.2 million for the year ended December 31, 2024 with business operations commencing in November 2024.

Cost of goods sold

Singapore retail

Our cost of goods sold decreased by $0.2 million or 11.3%, from approximately $1.4 million for the year ended December 31, 2023, to approximately $1.3 million for the year ended December 31, 2024, which remained steady in these two years.

Asia trading

Our cost of goods sold were $0.1 million for the year ended December 31, 2024.

Gross profit

Singapore retail

As a result of the foregoing, gross profit for the years ended December 31, 2024 and 2023 was approximately $2.7 million and approximately $3.6 million, respectively, with a decrease of approximately $0.9 million or 25.1%.

During the year ended December 31, 2024, gross profit margin was 68.1%, as compared to the gross profit margin at 71.7% for the year ended December 31, 2023, decreased by 3.6%, primarily due to a shift in the sales mix among our products.

Asia trading

As a result of the foregoing, gross profit for the years ended December 31, 2024 was approximately $21,923.

During the year ended December 31, 2024, gross profit margin at 12.5%, which is significantly lower than that of retail stores.

We plan to closely monitor and optimize our product-mix from time to time to enhance our gross profit margin.

Sales and distribution expenses

For the year ended December 31, 2024, sales and distribution expenses were approximately $1.9 million, which decreased by approximately $0.4 million from $2.3 million for the preceding year. The decrease was mainly due to the reimbursement of marketing support of $1 million from a related party for the opening of two new retail stores.

General and administrative expenses

For the year ended December 31, 2024, general and administrative expenses were approximately $1.6 million, which increased by approximately $0.5 million when compared to $1.1 million for the preceding year. The increase was mainly due to the increase in the headcount for office staffs of $0.3 million during the year ended December 31, 2024.

Listing expenses

For the year ended December 31, 2024, listing expenses were approximately $1.1 million, which are mainly related to the audit fee of $0.7 million and listing maintenance fee $0.3 million during the year ended December 31, 2024.

Income (loss) from operations

As a result of the aforementioned, our loss from operations was approximately $1.8 million for the year ended December 31, 2024, and income from operations was approximately $0.2 million for the preceding year. The loss was primarily due to the decrease in our gross profit, reflecting a decrease in sales and an increase in general and administrative expenses and listing expenses during the year.

Other income

For the years ended December 31, 2024 and 2023, our other income consisted of government subsidies of $15,552 and $8,564, sundry income of $107,191 and $12,344, respectively, and interest income of $6,132 for year ended December 31, 2023.

Net income (loss)

As a result of the foregoing, our net loss for the year ended December 31, 2024 was approximately $1.7 million and net income for the year ended December 31, 2023 was approximately $0.2 million. Net loss margin for the year ended December 31, 2024 was 39.9% and net profit margin for the year ended December 31, 2023 was 4.7%, respectively, for the aforesaid years.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023

Revenue

Our revenue decreased by approximately $0.9 million, or 15.1%, from approximately $6.0 million for the year ended December 31, 2022 to approximately $5.1 million for the year ended December 31, 2023, primarily attributable to the decrease in revenue for our leather and fabric upholstered home furniture products. During the year ended December 31, 2023, despite that the overall market condition and our business operation has been gradually recovered as economic activities resume to normal from the COVID-19 pandemic since December 2022, the general slowdown in economic conditions globally have inevitably negatively affected the home furniture market during the year, thereby affecting our sales.

Cost of goods sold

Our cost of goods sold decreased by approximately $0.8 million, or 36.5%, to approximately $1.4 million for the year ended December 31, 2023 from approximately $2.3 million for the year ended December 31, 2022. The decrease in cost of goods sold was primarily attributable to the decrease in cost of acquiring leather and fabric upholstered furniture from leather and fabric production suppliers, as well as the decrease in our inward freight costs, in line with that of the revenue during the same period.

Gross profit

As a result of the foregoing, gross profit for the years ended December 31, 2023 and 2022 was approximately $3.6 million and $3.7 million, respectively, with a decrease of approximately $76,114 or 2.1%.

During the year ended December 31, 2023, various adverse factors related to the COVID-19 pandemic have gradually wane from the pandemic, and thus led to the decrease in our average unit costs. As a result of the above, our gross profit margin for the year ended December 31, 2023 increased to 71.7%, as compared to 62.1% for the year ended December 31, 2022.

Sales and distribution expenses

For the year ended December 31, 2023, sales and distribution expenses were approximately $2.3 million, which increased by approximately $0.3 million or 15.0% from approximately $2.0 million for the preceding year. The increase was mainly due to increases in the salaries of our sales persons, depreciation of right-of-use assets being our retail stores and advertising expenses due to openings of two stores.

General and administrative expenses

For the year ended December 31, 2023, general and administrative was approximately $1.1 million, which represented an increase of $0.2 million, or 16.1%, as compared to approximately $1.0 million for the year ended December 31, 2022.

Income (loss) from operations

As a result of the aforementioned, our income from operations decreased by approximately $0.5 million, or 71.7%, to approximately $0.2 million for the year ended December 31, 2023, as compared to approximately $0.7 million for the year ended December 31, 2022, which was primarily due to the decrease in our gross profit and increase in sales and distribution expenses during the years.

Other income

For the years ended December 31, 2023 and 2022, our other income consisted of government grant of $8,564 and $57,084, sundry income of $12,344 and $14,749, respectively, and interest income of $6,132 for the year ended December 31, 2023.

Net income

As a result of the foregoing, our net income for the years ended December 31, 2023 and 2022, was approximately $0.2 million and $0.8 million, respectively, with a decrease of $0.6 million or 70.8%. Net profit margin was 4.7% and 13.6%, respectively, for the aforesaid years.

B. Liquidity and capital resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, IPO and equity financing from institutional investors. As of December 31, 2024, we reported working capital of approximately US$2.2 million and accumulated deficits of approximately US$25.4 million, respectively. For the year ended December 31, 2024, we had cash inflows of approximately US$2.1 million.

As of December 31, 2023, we reported working capital of approximately US$0.5 million and accumulated deficits of approximately US$23.7 million, respectively. For the year ended December 31, 2023, we had cash outflows of approximately US$0.8 million.

As of December 31, 2024 and 2023, our cash balance was US$3.4 million and US$1.4 million, respectively.

Working capital

The following table sets forth a summary of our working capital as of December 31, 2024 and 2023, respectively:

	As of December 31,
	2023	2024
	US$	US$

Current assets	3,780,589	5,146,822
Current liabilities	3,294,245	2,899,412
Net current assets (working capital)	486,344	2,247,410

As of December 31, 2024, current assets $5.1 million comprised cash and cash equivalents of $3.4 million, accounts receivables of $0.2 million, net inventories of $0.6 million, deposit, prepayments and other receivables of $0.9 million, amounts due from related parties of $2,900. Current liabilities of $2.9 million comprised accounts payable of $0.3 million, customer deposits of $0.7 million, accrued liabilities and other payables of $0.5 million, and lease liabilities of $1.4 million. As a result of the foregoing, working capital as of December 31, 2024 was $2.2 million.

As of December 31, 2023, current assets of $3.8 million comprised cash and cash equivalents of $1.4 million, accounts receivables of $0.1 million, net inventories of $0.7 million, amounts due from related parties of $0.4 million, amount due from former shareholder of $0.6 million, and deposit, prepayments and other receivables of $0.7 million. Current liabilities of $3.3 million comprised accounts payable of $1.0 million, customer deposits of $0.8 million, accrued liabilities and other payables of $0.2 million, and lease liabilities of $1.2 million. As a result of the foregoing, working capital as of December 31, 2023 was $0.5 million.

CASH FLOWS

The following table sets forth a summary of our cash flows for the years indicated:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$

Net cash provided by (used in) operating activities	1,734,126	894,784	(1,021,680)
Net cash used in investing activity	(14,561)	(247,511)	(124,243)
Net cash (used in) provided by financing activities	(921,528)	(1,431,833)	3,188,658
Effect on exchange rate change on cash and cash equivalents	11,456	(649)	33,293
Net change in cash and cash equivalents	809,493	(785,209)	2,076,028
BEGINNING OF YEAR	1,341,947	2,151,440	1,366,231
END OF YEAR	2,151,440	1,366,231	3,442,259

Operating activities

For the year ended December 31, 2024, we recorded net cash used in operating activities of $1.0 million, which consisted of net loss of $1.7 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of plant and equipment of $0.1 million, depreciation of right-of-use assets of $1.4 million, loss on written off of plant and equipment of $63, loss on written off of inventories of $32,655 and unrealized foreign exchange losses of $13,257. Change in operating assets and liabilities primarily included increase in accounts receivables of $0.1 million, decrease in inventories of $39,974, increase in deposits, prepayments and other receivables of $0.2 million, being partially offset by decrease in accounts payable of $0.7 million, decrease in customer deposits of $0.2 million and increase in accrued liabilities and other payables of $0.3 million.

For the year ended December 31, 2023, we recorded net cash provided by operating activities of $0.9 million, which consisted of net income of $0.2 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of plant and equipment of $46,693, depreciation of right-of-use assets of $1.1 million, loss on written off of inventories of $12,473 and unrealized foreign exchange losses of $30,803. Change in operating assets and liabilities primarily included decrease in accounts receivables of $39,379, increase in inventories of $0.1 million and increase in deposits, prepayments and other receivables of $0.3 million, being partially offset by increase in accounts payable of $0.4 million, decrease in customer deposits of $0.6 million and increase in accrued liabilities and other payables of $22,159.

For the year ended December 31, 2022, we recorded net cash provided by operating activities of $1.7 million, which consisted of net income of $0.8 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of plant and equipment of $56,250, depreciation of right-of-use assets of $0.9 million, loss on written off of inventories of $6,939, provision for reinstatement cost of $7,253 and unrealized foreign exchange losses of $23,053. Change in operating assets and liabilities primarily included increase in accounts receivable of $91,047, decrease in inventories of $27,145 and increase in deposits, prepayments and other receivables of $37,316, being partially offset by decrease in accounts payable of $25,760, increase in customer deposits of $85,559 and decrease in accrued liabilities and other payables of $4,164.

Investing activity

For the years ended December 31, 2024 and 2023, we recorded net cash used in investing activity of $0.1 million and $0.2 million, respectively, which were the purchase of plant and equipment for these years.

For the years ended December 31, 2023 and 2022, respectively, we recorded net cash used in investing activity of $0.2 million and $14,561 which were the purchase of plant and equipment for these years.

Financing activities

For the year ended December 31, 2024, we recorded net cash provided by financing activities of $3.2 million, being payments on lease liabilities of $1.3 million, proceeds from initial public offering, net of expenses of $3.6 million, repayment from related parties of $0.4 million and repayment from former shareholder of $0.5 million.

For the year ended December 31, 2023, we recorded net cash used in financing activities of $1.4 million, being payments on lease liabilities of $1.0 million and advance to related parties of $0.4 million.

For the year ended December 31, 2022, we recorded net cash used in financing activities of $1.0 million, which was payment on lease liabilities of $1.0 million.

Future Capital Requirements

Historically, our primary use of cash has been to finance working capital needs. We expect that we will be able to meet our needs to fund operations, capital expenditures and other commitments in the next 12 months primarily with our cash and cash equivalents, accounts receivables and operating cash flows.

We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, or at all.

Our capital requirements for 2024 and future years will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditure and contractual obligations with respect to operating leases. We lease all our office facilities, retail stores and warehouse. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices, which further constrains our cash liquidity.

In order to enhance the growth in international trade business, we expect to incur approximately US$1.2 million in the business development projects and the launch of more sale and marketing campaigns to expand the market exposure.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this filing, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the net proceeds from our initial public offering (the “IPO”) which was consummated on October 2, 2024.

Capital Expenditures

Our capital expenditures amounted to approximately $0.1 million and $0.2 million relating to the purchase of plant and equipment for the year ended December 31, 2024 and 2023, respectively.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from our IPO. We will continue to make capital expenditures to meet the expected growth of our business, including office equipment and leasehold improvements.

Contractual Obligations

We have also entered into commercial operating lease agreements with various third parties, for the use of retail stores and warehouse in Singapore.

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due by Period
Lease obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	US$	US$	US$	US$	US$

As of December 31, 2024	3,888,008	1,592,471	2,178,182	117,355	-

Off-Balance Sheet Arrangements

We have no off-balance sheet financial guarantees nor other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major vendors

For the years ended December 31, 2022, 2023 and 2024, the vendor, being related parties, who accounted for 10% or more of our cost of goods sold and our outstanding payable balances at period-end date, are presented as follows:

	Year ended December 31, 2024		As of December 31, 2024
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	US$		US$
HTL Marketing Pte. Ltd. (related party)	850,935	60%	48,324
HTL Furniture (China) Co., Ltd (related party)	152,764	11%	153,967

	Year ended December 31, 2023		As of December 31, 2023
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	US$		US$
HTL Marketing Pte. Ltd. (related party)	1,034,559	72%	584,579

	Year ended December 31, 2022		As of December 31, 2022
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	US$		US$
HTL Marketing Pte. Ltd. (related party)	972,254	43%	539,858
HTL Manufacturing Pte. Ltd. (related party)	711,319	31%	-

Liquidity risk

Our policy is to regularly monitor our liquidity requirements, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet our liquidity requirements in the short and long term. See “—Liquidity and Capital Resources” for details.

Economic and political risk

Our major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence our business, financial condition, and results of operations.

E. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive officers	Age	Position
Phua Yong Pin	77	Chairman and Director
Phua Yong Tat	73	Vice Chairman and Director
Phua Mei Ming	47	Chief Executive Officer
Chew Kwang Yong	51	Chief Financial Officer
Jun Wang (1)(2)(3)	42	Independent non-executive director
Lee Ai Ming (1)(2)(3)	70	Independent non-executive director
Sophia Dai (1)(2)(3)	43	Independent non-executive director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nomination Committee

Below is a summary of the business experiences of each our executive officers and directors:

Phua Yong Pin is the Chairman and a director of the Company. Mr. Phua oversees the HTL Group’s overall management, merger and acquisition and corporate/commercial transaction matters, and is responsible for overseeing the PRC-based manufacturing and retail operations of HTL Group. Mr. Phua is one of the founders of the Company and the HTL Group, and has committed to expanding and promoting the Company’s business for upholstered furniture. Mr. Phua has over 40 years of experience in the furniture industry. Since September 2020, Mr. Phua has been the Chairman of the HTL Group. From April 2020 to September 2020, Mr. Phua was a consultant of the HTL Group. From April 2010 to March 2020, Mr. Phua was the Group Chairman of the HTL Group. From August 1993 to March 2010, Mr. Phua was a director of Hwa Tat Lee Holdings Pte Ltd., before it changed its name to HTL International Holdings Limited. In September 1991, Phua Yong Pin co-founded Hwa Tat Lee Holding Pte Ltd and acted as its Executive Director until August 1993. Mr. Phua co-founded HTL Manufacturing, the predecessor of the HTL Group in the 1980s as a sofa maker in Singapore.

Phua Yong Tat is the Vice-Chairman and a director of the Company. Mr. Phua oversees the HTL Group’s the general corporate strategy and brand promotion management and business expansion, including sales, marketing, and product development, and is responsible for the business, product development, product design, marketing and sales of the HTL Group. Mr. Phua is one of the founders of the Company and the HTL Group, and has committed to expanding and promoting the Company’s business for upholstered furniture. Mr. Phua has over 40 years of experience in the furniture industry. Since September 2020, Mr. Phua has been the CEO of the HTL Group. From April 2020 to September 2020, Mr. Phua was a consultant of the HTL Group. From September 2016 to March 2020, Mr. Phua was CEO of the HTL Group. From April 2010 to September 2016, Mr. Phua was the Group Managing Director of the HTL Group. From August 1993 to March 2010, Mr. Phua was a director of Hwa Tat Lee Holdings Pte Ltd, before it changed its name to HTL International Holdings Limited. In September 1991, Phua Yong Tat co-founded Hwa Tat Lee Holding Pte Ltd and acted as its Managing Director until August 1993. Mr. Phua co-founded HTL Manufacturing, the predecessor of the HTL Group in the 1980s as a sofa maker in Singapore.

Phua Mei Ming is the Chief Executive Officer of the Company. She has been the CEO of HTL Marketing since October 2022 and was Chief Operating Officer and Director of HTL Marketing between July 2022 and September 2022. She was the Chief Operating Officer of HTL Manufacturing from January 2021 to June 2022. From September 2018 to September 2020, Ms. Phua was the general manager of the HomesToLife Singapore and oversaw HomesToLife Singapore’s operations. From January 2012 to December 2017, Ms. Phua was the director for HR and communications of HTL Group. From January 2010 to January 2012, Ms. Phua was the HR director of the HTL Group. She was also the general manager of Domicil Pte Ltd. from January 2007 to January 2012. From January 1999 to December 2006, Ms. Phua was sales of HTL Manufacturing. Ms. Phua graduated in 1999, and holds a Bachelor’s degree in business administration from the National University of Singapore, She brings with her over 25 years of experience in the furniture industry, and a wealth of expertise through having served in various roles in the Company. With over 10 years collectively spent in leadership positions, she has directed both retail and wholesale operations, brand development and management, marketing and HR. Her strategic vision and adept leadership have contributed to the Company’s growth, evident in her track record of driving sales and fostering organizational development.

Chew Kwang Yong is the Chief Financial Officer of the Company, and is also a director of several HTL Group companies. He is also a shareholder and a director of several other companies including but not limited to X-INVESTMENT PTE. LTD., HMB PTE. LTD., LANDMARK INVESTMENT PTE. LTD. and SUMMER CAPITAL PTE. LTD. Mr. Chew has over 27 years of experience in financial management and audit. In January 2022, he founded Robert Chew Consulting Pte Ltd and Run Zhi Hua Li (Shanghai) Co. Ltd., and provided consultancy and advisory to corporates regionally until he started working with the Company in 2024. Mr. Chew also founded Hua Li Century (Yangzhou) Co Ltd in January 2021 and provided advisory and consulting services until December 2022. Mr. Chew joined HTL Group in March 2006, serving in various positions including financial controller, chief operating officer, chief financial officer and chief executive officer of various subsidiaries of the HTL Group. From April 2004 to February 2006, Mr. Chew worked at Zhonghui Holdings Ltd. (a former listed company on the Singapore Exchange Limited (“SGX”)) where he served as Chief Financial Officer. From November 2001 to April 2004, he was a senior cost accountant at GlaxoSmithKline Pte. Ltd., overseeing the finance department and maintaining a full set of accounts. He started his career in December 1996 at PricewaterhouseCoopers, performing audit assurance services for a wide scope of industries. Mr. Chew was awarded a Diploma in Business from Temasek Polytechnic of Singapore in June 1994. In June 1997, he obtained a qualification from the Association of Chartered Accountants.

Jun Wang began serving as our independent Director on February 19, 2025. Mr. Wang serves as chairman of the audit committee and as a member of the compensation and nomination committees. Mr. Wang has more than 15 years’ experience in the investments and venture finance industry. Mr. Wang has been serving as Managing Director/Venture Partner of Youshan Capital, an emerging Chinese private equity manager with over CNY 13 billion Assets Under Management (“AUM”), focusing on growth stage and control opportunities in China, since April 2024. From October 2018 to March 2024, Mr. Wang served as Managing Director of Cornell Capital, a NY-based mid-market buyout fund with over US$6 billion AUM, focusing on cross-border control opportunities. Mr. Wang received his Master of Arts in Economics from the University of British Columbia in November 2008, his Bachelor of Arts – Honors with specialization in Economics with Distinction from the University of Western Ontario in July 2007, after transferring from Peking University in 2004.

Long Ai Ming (aka Mrs. Lee Ai Ming) began serving as our independent Director on September 30, 2024, when the registration statement for our initial public offering was declared effective. Mrs. Lee will serve as chairman of the nomination committee and as a member of the audit and compensation committees. Mrs. Lee is also a director of Temasek Life Sciences Laboratory Limited, and serves as a member of the audit committee, and a director of Lendlease Global Commercial REIT, a real estate investment trust listed on the SGX where she serves as a member of the audit, compensation, and nominating committees. Mrs. Lee is presently an advocate and solicitor of the Supreme Court of Singapore, and a senior consultant at Dentons Rodyk & Davidson LLP (formerly Rodyk & Davidson LLP), where she has practiced law from 1982. Prior to joining Dentons Rodyk & Davidson LLP, Mrs. Lee practiced law at Francis T Seow from 1978 to 1982. Mrs. Lee graduated from the University of Singapore in 1977 with an LLB (Hons) degree. We believe that Mrs. Lee is qualified to serve on our board because of her rich legal experiences.

Sophia Dai began serving as our independent Director on February 19, 2025. Ms. Dai will serve as chairman of the compensation committee and as a member of the audit and nomination committees. Ms. Dai has 20 years of experience in international capital markets, with expertise spanning IPOs, fundraising, investment, M&A, financial management, and business development across regions. Since January 2025, Ms. Dai has been a founder and director of Montavian Pte. Ltd., a business consulting firm specializing in offering tailored consulting services to clients. Since October 2024, Ms. Dai has also been the Managing Director of Shanghai Ridgehall Enterprise Development Co., Ltd., a consulting firm specializing in identifying high-growth Asian companies and supporting their international expansion. Prior to this, Ms. Dai was the Chief Financial Officer and Co-President of AgiiPlus Group, an integrated platform providing work solutions and enterprise services, from May 2021 to October 2024. She played a key role in preparing the company for an Initial Public Offering on the Nasdaq stock exchange. Ms. Dai has held several senior leadership roles, including serving as Head of Strategic Investments and Senior Vice President at City Developments Limited (CDL, SGX: C09), a member of the Hong Leong Group and a publicly listed company on the Singapore Exchange, from April 2019 to April 2021. Earlier in her career, Sophia held senior roles at AM Alpha, an investment house specializing in global real estate investment. Ms. Dai received her Bachelor’s Degree in International Finance in 2003 from Fudan University, Shanghai, and her Master of Science (Estate Management) in 2005 from the National University of Singapore. She has also been a CFA charter holder since 2010.

Family relationships

Phua Yong Pin and Phua Yong Tat are brothers who co-founded the HTL Group more than 40 years ago. Phua Mei Ming is the oldest daughter of Phua Yong Tat.

Apart from the above, none of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation of Directors and Executive Officers

HomesToLife Cayman was incorporated in 2024. For the years ended December 31, 2024, 2023 and 2022, our operating subsidiaries, HomesToLife Singapore and HTL FE, did not directly pay its executive officers. Rather, the compensation of its executive officers was paid by other companies within the HTL Group. We do not have a share incentive program to provide for grants of awards to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the years ended December 31, 2024, 2023, and 2022.

We approved the HomesToLife Ltd 2024 Incentive Securities Plan on September 17, 2024, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business.

The maximum aggregate number of Shares that may be issued under the Plan is 2,900,000. As of the date of this annual report, no awards have been granted under the Plan.

The following paragraphs summarize the principal terms of the Plan.

Types of Awards. The Plan permits the award of non-qualified stock options, incentive stock options, restricted stock, unrestricted stock and any combination of the foregoing.

Plan Administration. The Plan will be administered by the Compensation Committee.

Eligibility. We may grant awards to employees, directors and/or consultants determined by the Compensation Committee to be eligible for participation in the Plan in accordance with its terms.

Vesting Schedule. In general, the Compensation Committee determines the vesting schedule, which is specified in the relevant award agreements.

Exercise of Awards. In general, the Compensation Committee determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the Compensation Committee determines at the time of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the Compensation Committee, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. The Plan will terminate on the 10 year anniversary of its adoption by the Board.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2024, 2023 and 2022.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2024, 2023 and 2022.

Compensation Paid
Name and Principal Position	Years ended December 31,	Salary (US$)	Bonus (US$)	Other Compensation (US$)	Total (US$)
Phua Yong Pin, Director and Chairman	2024	-	-	-	-
	2023	-		-	-
	2022	-	-	-	-

Phua Yong Tat, Director and Vice-Chairman	2024	-	-	-	-
	2023	-	-	-	-
	2022	-		-	-

Phua Mei Ming, Chief Executive Officer	2024	-	-	-	-
	2023	-		-	-
	2022	-	-	-	-

Chew Kwang Yong, Chief Financial Officer	2024	-	-	-	-
	2023	-		-	-
	2022	-	-	-	-

Jun Wang, Independent Director (1)	2024	-	-	-	-
	2023	-	-	-	-
	2022	-	-	-	-

Lee Ai Ming, Independent Director	2024	7,500	-	-	7,500
	2023	-	-	-	-
	2022	-	-	-	-

Sophia Dai, Independent Director (2)	2024	-	-	-	-
	2023	-	-	-	-
	2022	-	-	-	-

Lai Kuan Loong “Victor”, Former Independent Director (3)	2024	7,500	-	-	7,500
	2023	-	-	-	-
	2022	-	-	-	-

Sim Mong Keang “Kenny”, Former Independent Director (4)	2024	7,500	-	-	7,500
	2023	-	-	-	-
	2022	-	-	-	-

(1) Jun Wang was appointed as our Independent Director on February 19, 2025.

(2) Sophia Dai was appointed as our Independent Director on February 19, 2025.

(3) Lai Kuan Loong “Victor” resigned as our Independent Director on February 19, 2025. His resignation was due to other commitments.

(4) Sim Mong Keang “Kenny” resigned as our Independent Director on February 18, 2025. His resignation was due to other commitments.

C. Board Practices

Board of Directors

Our board of directors consists of 5 directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors has determined that each of Jun Wang, Lee Ai Ming, and Sophia Dai, is an “independent director” as defined in the Nasdaq Listing Rules. Our board of directors is composed of a majority of independent directors.

Duties of directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Committees of the board of directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of our three independent directors, and is chaired by Jun Wang. We have determined that Mr. Wang satisfies the requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee consists of our three independent directors and is chaired by Sophia Dai. We have determined that Ms. Dai satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of our three independent directors, and is chaired by Lee Ai Ming. We have determined that Mrs. Lee satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Employment Agreements and Director Agreements

We entered into employment agreements with each of our executive officers, Ms. Phua Mei Ming and Mr. Chew Kwang Yong, pursuant to which such individuals are employed as an executive officer for a continuous term unless we or the executive officer gives prior notice to terminate such employment in accordance with the employment agreement. We may terminate the employment for cause without notice, at any time for certain acts, such as repeated or continuing breach of the executive officer’s obligations under the employment agreement, any act or conduct which would bring the executive officer or our company into disrepute, any serious misconduct, unreasonable absenteeism or willful disobedience of our company’s lawful orders, willful refusal to perform all or any duties, insubordination, breach of company secrecy, or violation of the applicable laws and regulations. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice or upon payment of 3 months remuneration in lieu of notice for the relevant notice period.

Each executive officer has agreed to hold, both during and after two years after the termination or expiry of his employment agreement, in strict confidence and not to use for his own account or divulge or disclose to any person, firm or company, except as required in the performance of his duties in connection with the employment or as required by applicable laws or if the information lawfully comes into the public domain, any trade secret, intellectual property, or any of confidential information of or relating to our Group the confidential information of any third party received by us and for which we owe confidentiality obligations to. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for six (6) months following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or seek to do business which shall be in competition with our business, or (ii) solicit, divert or do business with any person, firm or company who has done business with our company in the previous 12 months preceding the termination of the executive officer’s employment, or (iii) canvass or attempt to entice away the custom of any person who had in the previous 12 months before the termination of the executive officer’s employment had been a customer or supplier of the our company, or (iv) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We also entered into director agreements with each of our independent directors which agreements set forth the terms and provisions of their engagement.

D. Employees

See “—B. Business Overview.”

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Shares Beneficially Owned As of March 31, 2025
Name of Beneficial Owners(1)	Number	%

Directors and Executive Officers:
Phua Yong Pin(2)	5,006,250	34.1
Phua Yong Tat(2)	5,006,250	34.1
Phua Mei Ming	-	-
Chew Kwang Yong(3)	1,237,500	8.4
Jun Wang	-	-
Lee Ai Ming	-	-
Sophia Dai	-	-
All directors and executive officers as a group (7 persons)	11,250,000	76.6
5% shareholders:
Golden Hill BVI(2)	10,012,500	68.2
Summer Capital Pte. Ltd.(3)	1,237,500	8.4

(1)	Unless otherwise noted, the business address of each of the above entities or individuals is 6 Raffles Boulevard, #02-01/02, Marina Square, Singapore 039594.

(2)	Each of Phua Yong Pin and Phua Yong Tat indirectly owns 50% of Golden Hill Capital Ltd. As such, each of Phua Yong Pin and Phua Yong Tat is deemed to beneficially own 5,006,250 Shares held through Golden Hill BVI. The mailing address for Golden Hill BVI is 229 Mountbatten Road, #03-44/45, Singapore 398007.

(3)	Chew Kwang Yong, our Chief Financial Officer, controls Summer Capital Pte. Ltd. As such, Chew Kwang Yong is deemed to beneficially own 1,237,500 Shares held through Summer Capital Pte. Ltd. The mailing address for Summer Capital Pte. Ltd. is 229 Mountbatten Road, #01-01, Mountbatten Square, Singapore, 398007.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

N/A

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel: that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Nature of relationships with related parties:

Name of related party	Relationship with the Company
Golden Hill Capital Pte. Ltd.	Intermediate holding company of the Company, which is controlled by two controlling shareholders
Golden Hill Capital Ltd.	Immediate holding company of the Company, which is controlled by two controlling shareholders
New Century International Homes Pte. Ltd.	Entity controlled by two controlling shareholders
HTL Manufacturing Pte. Ltd.	Entity controlled by two controlling shareholders
HTL Marketing Pte. Ltd.	Entity controlled by two controlling shareholders
HTL Furniture (China) Co., Ltd.	Entity controlled by two controlling shareholders
HTL Import/Export Trading (Kunshan) Co., Ltd	Entity controlled by two controlling shareholders
New Century Sofa India Private Limited	Entity controlled by two controlling shareholders
New Century Trading (India) Private Limited	Entity controlled by two controlling shareholders
Hwa Tat Lee Japan Co., Ltd	Entity controlled by two controlling shareholders
HTL Korea Co., Ltd	Entity controlled by two controlling shareholders

Related party balances consisted of the following:

US$			As of December 31,		As of March 31,
			2023	2024	2025
Name of related party	Nature

HTL Marketing Pte. Ltd.	Amount due from a related party	(a)	383,100	2,900	418,551
HTL Marketing Pte. Ltd.	Accounts payable	(b)	584,579	48,324	-
New Century Trading (India) Private Limited	Amount due from a related party	(a)	221	-	-
New Century International Homes Pte. Ltd.	Amount due from former holding company	(c)	553,551	-	-
New Century Sofa India Private Limited	Amount due to related party (trade)	(b)	15,362	-	-
HTL Furniture (China) Co., Ltd.	Accounts payable	(b)	-	153,967	3,789,332
HTL Import/Export Trading (Kunshan) Co., Ltd	Accounts payable	(b)	-	-	16,958
Hwa Tat Lee Japan Co., Ltd	Accounts receivable	(d)	-	157,838	1,138,014
HTL Korea Co., Ltd	Accounts receivable	(d)	-	18,001	359,599

(a)	As of December 31, 2023 and 2024, the balances represented the temporary advances made by the Company for non-trade purpose, which are unsecured, interest-free and due on demand.

(b)	As of December 31, 2023 and 2024, the balances represented trade payable from the purchase of goods under the normal course of business. The amounts are unsecured, interest-free and due on demand.

(c)	As of December 31, 2023, the balance due from New Century International Homes Pte. Ltd. represented the temporary advances by the Company for non-trade purpose. The amount is unsecured, interest-free and due on demand. Subsequently, in March 2024, these temporary advances were fully repaid by New Century International Homes Pte. Ltd., the former shareholder.

(d)	As of December 31, 2023 and 2024, the balances due from Hwa Tat Lee Japan Co., Ltd and HTL Korea Co., Ltd represented trade receivable under the normal course of business. The amounts are unsecured, interest-free and due on demand.

In the ordinary course of business, during the years ended December 31, 2022, 2023 and 2024, the Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		For the years ended December 31,			From January 1, 2025, to March 31,
		2022	2023	2024	2025
		US$	US$	US$	US$
Name of related party	Nature
HTL Korea Co., Ltd	Sales of goods	-	-	14,562	380,757
	Commission Expense	-	-	-	12,000
	Travelling Expense	-	-	-	126
Hwa Tat Lee Japan Co., Ltd	Sales of goods	-	-	160,125	1,656,156
	Commission Expense	-	-	-	2,281
HTL Furniture (China) Co., Ltd	Purchase of goods	-	-	152,764	5,465,289
HTL Import/Export Trading (Kunshan) Co., Ltd	Purchase of goods	-	-	-	16,942
HTL Manufacturing Pte. Ltd.	Purchase of goods	6,416	-	-	-
HTL Marketing Pte. Ltd.	Purchase of goods	1,522,199	1,433,988	993,957	77
	Sales rebate	-	50,723	74,386	20,3255
	Sales warranty rebate	-	101,446	111,578	30,382
	Marketing support	-	196,345	986,412	299,156
	IT and HR service	-	-	165,382	44,483
New Century Sofa India Private Limited	Purchase of goods	-	15,093	16,990	-

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended the combined and consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding Company incorporated in the Cayman Islands. We rely principally on dividends from our Singapore subsidiaries for our cash requirements, including any payment of dividends to our shareholders.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in accordance with the respective rights of the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles of Association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market and commenced trading under the ticker symbol “HTLM” on October 1, 2024.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been listed on the Nasdaq Capital Market and commenced trading under the ticker symbol “HTLM” on October 1, 2024.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Memorandum and Articles of Association is incorporated into this annual report as Exhibit 1.1 hereto.

The following are summaries of material provisions of our Memorandum and Articles of Association and the Companies Act as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. The Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in accordance with the respective rights of the Members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(i)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and;

(ii)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares, unless any share carries special voting rights or unless a call or other amount presently payable has not been paid, at any general meeting: (a) on a poll every member present in person and every person representing a member by proxy or, in the case of a member being a corporation, by a duly authorised representative shall have one vote for every share ; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by a duly authorised representative) and every person representing a member by proxy shall have one vote. No member is bound to vote on his shares or any of them nor is he bound to vote each of his Shares in the same way. All members holding shares of a particular class of shares are entitled to vote at a meeting of the holders of that class of Shares.

Transfer of Ordinary Shares

Subject to the Companies Act and our Memorandum and Articles of Association and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in such other form as our board of directors may approve, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

●	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors shall keep or cause to be kept a register of members as required by the Companies Act and may cause the Company to maintain one or more branch registers as contemplated by the Companies Act, provided that where the Company is maintaining one or more branch registers, the board of directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of members and updated within such number of days of any amendment having been made to such branch register as may be required by the Companies Act. The title to shares listed on Nasdaq may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Nasdaq and, for these purposes, the register of members may be maintained in accordance with Section 40B of the Companies Act.

Where the ordinary shares of any class in question are not listed on or subject to the rules of the Nasdaq, our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) or on which our Company has a lien. It may also decline to register a transfer of any share issued unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the board of directors of the Company may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e)	the shares transferred are fully paid up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as the board of the directors of the Company may from time to time require, related to the transfer is paid to the Company.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our Memorandum and Articles of Association and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to us the amount called on his shares. A call may provide for payment to be by instalments. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid: (a) at the rate fixed by the terms of allotment of the share or in the notice of the call; or (b) if no rate is fixed, at ten per cent per annum. The Directors may waive payment of the interest wholly or in part.

If a call remains unpaid after it has become due and payable, our board of directors may, give to the person from whom it is due not less than 14 days’ notice requiring payment of: (a) the amount unpaid, (b) any interest which may have accrued and (c) any expenses which have been incurred by the Company due to that person’s default. The notice shall state the following: the place where payment is to be made; and (b) a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

If the requirements of any such notice are not complied with, the directors may, before the payment required by the notice has been made, resolve that any share the subject of that notice be forfeited. Such forfeiture will include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

Redemption of Ordinary Shares

Subject to the Companies Act, our Memorandum and Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Memorandum and Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes by the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings may be convened on the written requisition of one or more members entitled to attend and vote at our general meetings who (together) hold at least one tenth of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

Every general meeting of our Company shall be called by at least 5 clear days’ notice in writing. The notice must specify the day and the hour, place of the meeting, whether the meeting will be held virtually, at a physical place or both, if the meeting is to be held in any part at a physical place, the address of such place, if the meeting is to be held in two or more places or in any part virtually, the Electronic Communication Facilities (as defined in our Memorandum and Articles of Association) that will be used to facilitate the meeting, including the procedures to be followed by any shareholder or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting and the general nature of that business.

Subject to the Companies Act, a meeting may be convened on shorter notice, subject to the Companies Act with the consent of the member or members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting:

Save as provided in the relevant Article of our Memorandum and Articles of Association, no business shall be transacted at any general meeting unless a quorum is present in person or by proxy.

The quorum for a general meeting shall be: (a) if the Company has only one member: that member; (b) if the Company has more than one member: subject to Article 11.1(b)(ii) of our Memorandum and Articles of Association, two or more members holding shares carrying the right to vote at such general meeting; or for so long as any shares are listed on Nasdaq, one or more members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Memorandum and Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum and Articles of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which its capital is divided; and

(e)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the combined company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the combined or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) seventy-five per cent. (75%) in value of shareholders or class of shareholders or (ii) a majority in number representing seventy-five per cent. (75%) in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person’s own fraud or dishonesty or against the consequences of committing a crime.

Under Delaware corporate law, a corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party to a proceeding (other than a derivative proceeding), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all reasonably incurred expenses, judgments and amounts paid in settlement so long as the person acted in good faith and in a manner the person believed to be in, or not opposed to, the best interests of the corporation, and if with respect to a criminal proceeding, the person had no reasonable cause to believe that his or her conduct would be unlawful. A corporation has the power to indemnify a director, officer, employee or agent in connection with the defense or settlement of a derivative action against expenses reasonable and actually incurred provided such person acted in good faith and in a manner he or she reasonably believe to be in, or not opposed to, the corporation’s best interest and if such person has been adjudged liable only if a court determines that the person is fairly and reasonably entitled to indemnification. To the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses actually and reasonably incurred.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Cayman Companies Act, but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Removal of directors are governed by the terms of the Memorandum and Articles of Association. Under the Memorandum and Articles of Association, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes by the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, the Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or
(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or
(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.
(d)

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

For the purpose of this privacy notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to us with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in our Company or remain invested in our Company as it will affect our ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Economic Substance Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” An exempted company incorporated in the Cayman Islands as is our Company is an in-scope Cayman Islands entity; however, it does not include an entity that is tax resident outside the Cayman Islands. Our Company being a holding company with no material operations will likely be subject to more limited substance requirements. However, as it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

E. Taxation

Cayman Islands Taxation

Pursuant to the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Carbinet Office of the Cayman Islands: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from 27 May 2024.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Shares or on an instrument of transfer in respect of our Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Tax Considerations

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this annual report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Shares or of any person acquiring, selling or otherwise dealing with our Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this annual report accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Shares.

Individual Income Tax

Individual taxpayers who are Singapore tax residents are subject to tax on income accrued or derived from Singapore. All foreign-sourced income (except for income received through a partnership in Singapore) received on or after January 1, 2004 in Singapore by tax resident individuals will be exempt from tax. Certain Singapore-sourced investment income (such as interest from debt securities) derived by tax resident individuals on or after January 1, 2004 from certain financial instruments (other than income derived through a partnership in Singapore or from the carrying on of a trade, business or profession) will be exempt from tax.

A Singapore tax resident individual is taxed at progressive rates ranging from 0% to a maximum rate of 22.0% after deduction of qualifying personal reliefs where applicable, with effect from the year of assessment 2017 to year of assessment 2023.

Non-resident individuals, subject to certain exceptions, are generally subject to income tax on income accrued in or derived from Singapore at 15% of gross income or 22% of net income, with effect from year of assessment 2017 to year of assessment 2023, except that Singapore employment income is taxed at 15.0% or at the progressive resident rates, whichever yields a higher tax. However, Singapore does not tax capital gains. A non-resident individual (other than a director) exercising a short-term employment in Singapore for not more than 60 days may be exempt from tax in Singapore.

An individual is regarded as a tax resident in Singapore if in the calendar year preceding the year of assessment, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she ordinarily resides in Singapore except for such temporary absences therefrom as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore.

Corporate Income Tax

A company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered tax residents in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent.

A Singapore tax resident company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

The corporate tax rate in Singapore is currently 17%. From YA 2020 onwards, three-quarters of a company’s first S$10,000 of its normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Gains on Disposal of our Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore.

Holders of our Shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Shares is made.

Holders of our Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Shares.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Shareholders, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore tax consequences.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

Persons considering an investment in our Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, Shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Our Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our Registration Statement on Form F-1, as amended (File Number: 333-281693).

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Singapore dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Shares will be affected by the exchange rate between the U.S. dollar and Singapore dollar because a substantial all of our revenue and expenses are effectively denominated in Singapore dollar, while our Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2024, 2023 and 2022, however, our management monitors movements in exchange rates closely.

To the extent we need to convert U.S. dollars into Singapore dollars for our operations, appreciation of Singapore dollar against the U.S. dollar would reduce the amount in Singapore dollars we receive from the conversion. Conversely, if we decide to convert Singapore dollars into U.S. dollars for the purpose of making payments for dividends on our Shares, or for other business purposes, appreciation of the U.S. dollar against the Singapore dollar would reduce the U.S. dollar amounts available to us.

Concentration and credit risk

Financial instruments that potentially expose our Company to concentrations of credit risk consist primarily of accounts receivable. Our Company generally does not require collateral or other security from our customers. Our Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. Our Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our Company’s financial condition and results of operations. Our Company may be exposed to floating interest rate risk on cash deposit and borrowings rate, and such risks due to changes in interest rates are not material. Our Company has not used any derivative financial instruments to manage our Company’s interest risk exposure.

Inflation Risk

To date, inflation in Singapore has not materially affected our results of operations. According to the Singapore Department of Statistics, the consumer price index in Singapore increased by 2.4%, 4.8% and 6.1% in 2024, 2023, and 2022, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-281693)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333- 281693) for our initial public offering, which was declared effective by the SEC on September 30, 2024. On October 2, 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,437,500 Shares, which was inclusive of the fully-exercised over-allotment option to purchase an additional 187,500 Shares, at a price of $4.00 per share, raising an aggregate total of $5,750,000, before deducting underwriting discounts and other offering expenses.

The net proceeds raised from the initial public offering were approximately US$3,554,111 after deducting underwriting discounts and all offering expenses paid or payable by us. As of the date of this annual report, we have used approximately US$1,068,491 from the net proceeds for funding working capital and other general corporate purposes. None of the expenses included payments to directors or officers of our Company or their associates, or persons owning more than 10% or more of our equity securities or our affiliates.

Save as disclosed in this annual report, none of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective as our management has established sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

(b)	Management’s annual report on internal control over financial reporting.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c)	Attestation report of the registered public accounting firm.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

(d)	Changes in internal control over financial reporting.

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Jun Wang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Wang satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

In connection with our IPO, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available on our website at https://investors.homestolife.com/governance.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Audit Alliance LLP, our independent registered public accounting firm for the periods indicated:

	For the Fiscal Years Ended December 31,
	2024	2023	2022
Audit fees(1)	732,850	-	-
- Annual audit fee	190,000	-	-
- Interim audit Fee	54,500
- IPO audit fees(2)	488,350	-	-
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(3)	-	-	-
Total	732,850	-	-

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

(2)	IPO audit fees cover the fiscal years ended December 31, 2021, 2022 and 2023 for the audits of our financial statements in connection with our initial public offering in 2024.

(3)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Audit Alliance LLP in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Audit Alliance LLP.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a company incorporated in the Cayman Islands with limited liability that is listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value; (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks related to our Corporate Structure and Our Securities — As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance requirements of Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of Nasdaq.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider trading policies

Our insider trading policy was adopted by our Board on March 28, 2025, and is exhibited to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

Risk management and strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is aligned to the Company’s business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and a third-party risk management process for service providers, suppliers, and vendors.

In the last three fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial.

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee, which is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The combined and consolidated financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association of HomesToLife Ltd

2.1	Registrant’s Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

2.2*	Description of Securities registered under Section 12 of the Exchange Act

4.1^	Amended and Restated Products Supply Agreement dated May 20, 2024 between HomesToLife Pte. Ltd. and HTL Marketing Pte. Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.2^	Amended and Restated Exclusive Brand Distribution Agreement dated May 20, 2024 between HomesToLife Pte. Ltd. and HTL Marketing Pte. Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.3^	Employment Agreement of Phua Mei Ming, dated August 1, 2024 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.4^	Employment Agreement of Chew Kwang Yong, dated August 1, 2024 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.5	Form of Independent Director Appointment Letter (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.6	Form of HomesToLife Ltd 2024 Incentive Securities Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.7*	Contract Manufacturing Agreement dated November 1, 2024 between HTL FAR EAST PTE. LTD. and HTL FURNITURE (China) CO., LTD

8.1*	List of Subsidiaries and Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)

11.2	Clawback Policy (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)

11.3*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

^	Certain terms have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. The Registrant hereby undertakes to furnish copies of any of the terms upon request by the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HomesToLife Ltd

	By:	/s/ Phua Mei Ming
Phua Mei Ming
Chief Executive Officer
(Principal Executive Officer)
Date: April 7, 2025

HOMESTOLIFE LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

HOMESTOLIFE LTD AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of HomesToLife Ltd and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023, the related combined and consolidated statements of operations and comprehensive income (loss), combined and consolidated statement of changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes to the financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

March 17, 2025

Audit Alliance LLP

Singapore

We have served as the Company’s auditor since 2024.

HOMESTOLIFE LTD AND SUBSIDIARIES

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2023	2024
	(Restated, see Note 13)
ASSETS
Current assets:
Cash and cash equivalents	1,366,231	3,442,259
Accounts receivables, net	113,395	216,536
Inventories, net	674,529	601,900
Amounts due from related parties	383,321	2,900
Amount due from former shareholder	553,551	-
Deposit, prepayments and other receivables	689,562	883,227
Total current assets	3,780,589	5,146,822

Non-current assets:
Plant and equipment, net	225,565	220,603
Right-of-use assets, net	3,111,037	3,250,835
Total non-current assets	3,336,602	3,471,438

TOTAL ASSETS	7,117,191	8,618,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	993,547	267,792
Customer deposits	846,937	696,538
Accrued liabilities and other payables	216,596	498,027
Lease liabilities	1,237,165	1,437,055
Total current liabilities	3,294,245	2,899,412

Long-term liabilities:
Other payables	94,810	98,875
Lease liabilities	2,129,237	2,176,061
Total long-term liabilities	2,224,047	2,274,936

TOTAL LIABILITIES	5,518,292	5,174,348

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary share, $0.0001 par value, 100,000,000 shares authorized, 13,250,000 and 14,687,500 shares issued and outstanding as of December 31, 2023* and 2024	1,325	1,469
Additional paid-in capital	28,696,900	32,250,867
Accumulated other comprehensive loss	(3,401,649)	(3,444,552)
Accumulated losses	(23,697,677)	(25,363,872)
Total shareholders’ equity	1,598,899	3,443,912

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,117,191	8,618,260

*	The shares amounts are presented on a retroactive basis.

See accompanying notes to the combined and consolidated financial statements.

HOMESTOLIFE LTD AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Years ended December 31,
	2022	2023	2024
	(Restated, see Note 13)	(Restated, see Note 13)

Revenues, net	5,973,083	5,072,320	4,173,028
Cost of goods sold	(2,260,821)	(1,436,172)	(1,426,329)

Gross profit	3,712,262	3,636,148	2,746,699

Operating expenses:
Sales and distribution expenses	(1,993,168)	(2,292,629)	(1,866,300)
General and administrative expenses	(976,200)	(1,133,060)	(2,669,337)
Total operating expenses	(2,969,368)	(3,425,689)	(4,535,637)

Income (loss) from operations	742,894	210,459	(1,788,938)

Other income:
Interest income	-	6,132	-
Government subsidies	57,084	8,564	15,552
Sundry income	14,749	12,344	107,191
Total other income, net	71,833	27,040	122,743

Income (loss) before income taxes	814,727	237,499	(1,666,195)

Income tax expense	-	-	-

NET INCOME (LOSS)	814,727	237,499	(1,666,195)

Other comprehensive income (loss):
– Foreign currency translation adjustment	27,526	28,468	(42,903)

COMPREHENSIVE INCOME (LOSS)	842,253	265,967	(1,709,098)

Weighted average number of ordinary shares:
Basic and diluted *	13,250,000	13,250,000	14,687,500

NET INCOME (LOSS) PER SHARE – BASIC AND DILUTED	0.06	0.02	(0.11)

*	The shares amounts are presented on a retroactive basis.

See accompanying notes to the combined and consolidated financial statements.

HOMESTOLIFE LTD AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary shares		Additional	Accumulated other		Total
	No. of shares *	Amount	paid-in capital	comprehensive loss	Accumulated losses	shareholders’ equity

Balance as of January 1, 2022 *	13,250,000	1,325	28,696,900	(3,457,643)	(24,749,903)	490,679

Foreign currency translation adjustment	-	-	-	27,526	-	27,526

Net income for the year	-	-	-	-	814,727	814,727

Balance as of December 31, 2022	13,250,000	1,325	28,696,900	(3,430,117)	(23,935,176)	1,332,932

Foreign currency translation adjustment	-	-	-	28,468	-	28,468

Net income for the year	-	-	-	-	237,499	237,499

Balance as of December 31, 2023	13,250,000	1,325	28,696,900	(3,401,649)	(23,697,677)	1,598,899

Proceeds from initial public offering, net of expenses	1,437,500	144	3,553,967	-	-	3,554,111

Foreign currency translation adjustment	-	-	-	(42,903)	-	(42,903)

Net loss for the year	-	-	-	-	(1,666,195)	(1,666,195)

Balance as of December 31, 2024	14,687,500	1,469	32,250,867	(3,444,552)	(25,363,872)	3,443,912

*	The shares amounts are presented on a retroactive basis.

See accompanying notes to the combined and consolidated financial statements.

HOMESTOLIFE LTD AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Years ended December 31,
	2022	2023	2024

Cash flows from operating activities:
Net income (loss)	814,727	237,499	(1,666,195)
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities
Depreciation of plant and equipment	56,250	46,693	121,336
Depreciation of right-of-use assets	871,487	1,127,911	1,386,032
Loss on written off of plant and equipment	-	-	63
Loss on written off of inventories	6,939	12,473	32,655
Provision for reinstatement cost	7,253	-	-
Unrealized foreign exchange losses	23,053	30,803	13,257

Change in operating assets and liabilities:
Accounts receivable	(91,047)	39,379	(103,141)
Inventories	27,145	(111,162)	39,974
Deposits, prepayments and other receivables	(37,316)	(290,778)	(240,882)
Accounts payable	(25,760)	412,225	(725,755)
Customer deposits	85,559	(632,418)	(150,399)
Accrued liabilities and other payables	(4,164)	22,159	271,375
Net cash provided by (used in) operating activities	1,734,126	894,784	(1,021,680)

Cash flows from investing activity:
Purchase of plant and equipment	(14,561)	(247,511)	(124,243)
Net cash used in investing activity	(14,561)	(247,511)	(124,243)

Cash flows from financing activities:
Proceeds from initial public offering	-	-	5,750,000
Payment on offering costs	-	-	(1,735,889)
Payment on underwriting compensation	-	-	(460,000)
Repayment from former shareholder	-	-	553,551
(Advance to) repayment from related parties	-	(383,321)	380,421
Payments on lease liabilities	(921,528)	(1,048,512)	(1,299,425)
Net cash (used in) provided by financing activities	(921,528)	(1,431,833)	3,188,658

Effect on exchange rate change on cash and cash equivalents	11,456	(649)	33,293

Net change in cash and cash equivalents	809,493	(785,209)	2,076,028

BEGINNING OF YEAR	1,341,947	2,151,440	1,366,231

END OF YEAR	2,151,440	1,366,231	3,442,259

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	-	-	-
Cash paid for interest	68,053	145,219	201,327

See accompanying notes to the combined and consolidated financial statements.

NOTE 1 － BUSINESS OVERVIEW

HomesToLife Ltd (“HTLM” or the “Company”) was incorporated in the Cayman Islands with limited liability under the Companies Act on February 16, 2024.

The Company, through its subsidiaries, is principally engaged in the sale and distribution of leather upholstered furniture, such as, sofas, armchairs, recliners, and related accessories, with its unique design and craftmanship, throughout a network of retail stores under the brand name of “HomesToLife” in Singapore.

Description of subsidiaries incorporated and controlled by the Company:

Name		Background	Ownership

HomesToLife International Pte. Ltd. (“HIPL”)	●	Singaporean company	100% owned by HTLM
	●	Incorporated on February 22, 2024
	●	Issued and outstanding 20,001 ordinary shares for SGD1 and USD20,000
	●	Investment holding

HomesToLife Pte. Ltd. (“HTL SG”)	●	Singaporean company	100% owned by HIPL
	●	Incorporated on September 28, 1989
	●	Issued and outstanding 38,800,000 ordinary shares for SGD38,800,000
	●	Sale and distribution of furniture

HTL Far East Pte. Ltd. (“HTL FE”)	●	Singaporean company	100% owned by HIPL
	●	Incorporated on October 28, 2024
	●	Issued and outstanding 10,000 ordinary shares for USD10,000
	●	Wholesale of furniture

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

Reorganization

Since April 2024, the Company completed several transactions for the purposes of a group reorganization (the “Reorganization”).

Prior to the Reorganization, HTL SG was held as to 100% by New Century International Homes Pte. Ltd., which is jointly controlled by Mr. Phua Yong Pin and Mr. Phua Yong Tat (“Phua Founders”). Upon completion of the Reorganization, Golden Hill Investments, which is controlled by Phua Founders, ultimately owns 75.57% of the Company and HTL SG has become an indirect wholly-owned subsidiary of the Company.

During the years presented in these combined financial statements, the control of these entities has been demonstrated by Phua Founders, as joint owners, as if the Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements.

Initial Public Offering

On October 2, 2024, the Company consummated its Initial Public Offering of an aggregate of 1,437,500 ordinary shares at a price of $4.00 per share to the public, including 187,500 shares sold upon full exercise of the underwriter’s option to purchase additional shares, for a total of $5.75 million of gross proceeds to the Company, before deducting underwriting discounts and estimated offering expenses. The shares began trading on the NASDAQ Stock Market LLC under the symbol “HTLM” on October 1, 2024.

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying combined financial statements and notes.

● Basis of Presentation

The accompanying combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The combined and consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

● Principles of Consolidation

The combined and consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Use of Estimates and Assumptions

The preparation of combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s combined financial statements include the allowance for estimated credit losses, provision for obsolete inventories and leases.

The inputs into the management’s judgments and estimates consider the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

● Foreign Currency Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the combined and consolidated statements of operations and comprehensive loss.

The reporting currency of the Company is United States Dollar and the accompanying combined and consolidated financial statements have been expressed in US$. However, the Company’s major operating subsidiary operating in Singapore maintains its books and record in its local currency, Singapore Dollars (“SGD”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. In general, for consolidation purposes, assets and liabilities of its subsidiary whose functional currency is not US$ are translated into US$, in accordance with Accounting Standards Codification (“ASC”) Topic 830-30, Translation of Financial Statement (“ASC 830”), using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the combined and consolidated statements of changes in shareholders’ equity.

Translation of amounts from SGD into US$1 has been made at the following exchange rates for the years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
Year-end SGD:US$1 exchange rate	1.3404	1.3193	1.3662
Average SGD:US$1 exchange rate	1.3787	1.3428	1.3363

The above currency exchange rates derived from US federal reserve as published at the abovementioned date.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

● Accounts Receivables

Accounts receivables due from credit card processors, as the cash proceeds from accounts receivables are received within the next 3 working days, which are recorded at the gross billing amounts, net of the fee charges by credit card processors.

The Company reviews impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each credit card processors and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of credit card processors’ payment history and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the combined and consolidated statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for estimated credit losses after management has determined that the likelihood of collection is not probable.

As of December 31, 2022, 2023 and 2024, no allowances for estimated credit losses are recorded as the Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

● Inventories

Substantially all of the inventories are finished goods inventory of sofa, armchairs, recliners, accessories and other related products, which are stated at the lower of cost or net realizable value.

Cost of inventories is determined using the weighted average method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the combined and consolidated statements of operations and comprehensive income. Inventory provision is made by the Company as of December 31, 2023 and 2024 were $78,526 and $75,830, respectively.

● Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet dates that are directly related to the initial public offering that the Company consummated on October 2, 2024 (the “Initial Public Offering”) and that were charged to additional paid-in capital under shareholders’ equity upon the completion of the Initial Public Offering.

● Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvements	Shorter of 3 years or the term of lease
Furniture and fittings	1-5 years
Computer equipment	3-5 years

Expenditure for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended December 31, 2022, 2023 and 2024.

● Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

The Company typically enters into sale contract with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

The Company mainly generates revenues from the sale of products. The product is invoiced, and the revenue is recognized upon shipment or once transfer of risk has passed to the customer, which is the point at which the Company has satisfied its performance obligation.

Payments received as deposits for the purchase orders made by the customers are recognized as customer deposits and included in liabilities on the balance sheet. Customer deposits are recognized as revenue when control over the ordered furniture is transferred to and accepted by the customer.

All revenues are reported net of any sales discounts or taxes. Refunds and returns, which are minimal, are recorded as a reduction of revenue.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

The Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 7 days upon the receipt of products by the customers.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following tables present the revenue streams by products and geographical region, as follows:

	For the years ended December 31,
	2022	2023	2024
By products:

Leather and Fabric Upholstered Furniture	5,268,557	4,430,299	3,642,659
Case Goods and Accessories	704,526	642,021	530,369
Total	5,973,083	5,072,320	4,173,028

	For the years ended December 31,
	2022	2023	2024
By countries:

Singapore	5,973,083	5,072,320	3,998,341
Japan	-	-	160,125
Korea	-	-	14,562
Total	5,973,083	5,072,320	4,173,028

● Cost of Goods Sold

Cost of goods sold primarily consists of purchase costs of merchandizes from the vendors, the shipping and fulfilment costs incurred during the delivery to the customers.

● Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2022, 2023 and 2024 were $102,807, $149,982 and $337,771, respectively.

● Shipping and Handling Costs

Shipping costs incurred to deliver the products from the warehouse to the customers are included in cost of revenue in the combined and consolidated statements of operations and totaled $216,454, $193,135 and $198,129 for the years ended December 31, 2022, 2023 and 2024, respectively.

● Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income (loss) as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income (loss), as presented in the accompanying combined and consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income (loss) is not included in the computation of income tax expense or benefit.

● Segment Reporting

ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. As the Company’s chief operating decision maker has been identified as the chief executive officer, who reviews the combined results when making decisions about allocating resources and assessing performance of the Company, thus for the years ended December 31, 2022, 2023 and 2024, the Company has one single business segment operating in Singapore.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

● Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

● Warranty Liabilities

The Company offers a product warranty to its customers, generally ten (10) years, from the date of shipment accepted by the customers, in accordance with applicable law or industry standard, which is limited to the original equipment manufacturers’ warranties on the defective or non-conforming products. Historically, the Company has experienced a low rate of payments on product claims. Warranty expense was immaterial for the years ended December 31, 2022, 2023 and 2024.

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended December 31, 2022, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2022, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Net Income (Loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

● Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The combined and consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of combined and consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments and Contingencies

The Company follows the ASC Topic 450-20, Contingencies, to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

● Reclassifications

Certain reclassifications and adjustments have been made to the prior year’s financial statements to conform to the current year’s presentation and to ensure consistency throughout the financial statements.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In March 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-01, Leases (Topic 842) – Common-Control Arrangements. This guidance amends the accounting for leasehold improvements in common-control arrangements by requiring a lessee in a common-control arrangement to amortize leasehold improvements that it owns over the improvements’ useful life to the common-control group, regardless of the lease term, if the lessee continues to control the use of the underlying asset through a lease. The new standard will become effective for the Company beginning in fiscal year 2025. The Company is currently evaluating the impact of this standard on its combined and consolidated financial statements and disclosures.

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its combined and consolidated financial statements, but does not expect the impact to be material.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the combined and consolidated financial statements. Management is evaluating the impact on the Company’s combined and consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its combined and consolidated financial statements and disclosures.

In March 2024, the FASB issued ASU No. 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Company’s management does not believe the adoption of ASU 2024-02 will have a material impact on its combined and consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standard on its combined and consolidated financial statements which is expected to result in enhanced disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the combined and consolidated balance sheets, statements of operations and cash flows.

NOTE 3 － INVENTORIES, NET

	As of December 31,
	2023	2024

Goods for retail sales	753,055	677,730
Less: reserve for obsolete inventories	(78,526)	(75,830)
	674,529	601,900

For the years ended December 31, 2022, 2023 and 2024, no obsolete inventories or lower of cost or market adjustment was recognized.

NOTE 4 － PLANT AND EQUIPMENT, NET

Plant and equipment consisted of the following:

	As of December 31,
	2023	2024
As cost:
Leasehold improvements	1,256,456	808,963
Office equipment	58,013	34,115
Computer equipment	207,426	55,212
	1,521,895	898,290
Less: accumulated depreciation	(1,296,330)	(677,687)
Plant and equipment, net	225,565	220,603

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 were $56,250, $46,693 and $121,336, respectively.

NOTE 5 － LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company has entered into commercial operating leases with various third parties for the use of offices, retail stores and warehouse in Singapore. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2023	2024

Operating lease:
Right-of-use assets, net	3,111,037	3,250,835

Lease liabilities:
Current lease liabilities	1,237,165	1,437,055
Non-current lease liabilities	2,129,237	2,176,061
Total lease liabilities	3,366,402	3,613,116

Operating lease expense for the years ended December 31, 2022, 2023 and 2024 was $989,581, $1,193,731 and $1,500,752, respectively.

Other supplemental information about the Company’s operating lease as of December 31,

	2023	2024
Weighted average discount rate	3.96-6.56%	3.96-5.25%
Weighted average remaining lease term (years)	0.59-4.67 years	1.00-3.83 years

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases in the next four years:

For the year ending December 31,	Amount
2025	1,592,471
2026	1,175,955
2027	1,002,227
2028	117,355
Total minimum lease payments	3,888,008
Less: imputed interest	(274,892)
Future minimum lease payments	3,613,116

NOTE 6 － SHAREHOLDERS’ EQUITY

The Company was established under the laws of Cayman Islands on February 16, 2024 with the authorized share of 100,000,000 ordinary shares at par value of $0.0001 per share.

The Company is authorized to issue one class of ordinary share.

On September 30, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with US Tiger Securities, Inc., as underwriter named thereof, in connection with its Initial Public Offering. The Company’s Registration Statement on Form F-1 (File No. 333-281693) for the Initial Public Offering, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2024 (as amended, the “Registration Statement”) was declared effective by the SEC on September 30, 2024.

On October 2, 2024, the Company consummated its Initial Public Offering of an aggregate of 1,437,500 ordinary shares at a price of $4.00 per share to the public, including 187,500 shares sold upon full exercise of the underwriter’s option to purchase additional shares, for a total of $5.75 million of gross proceeds to the Company, before deducting underwriting discounts and estimated offering expenses. The shares began trading on the NASDAQ Stock Market LLC under the symbol “HTLM” on October 1, 2024.

As of December 31, 2023 and 2024, 13,250,000 and 14,687,500 ordinary shares were issued and outstanding, respectively.

NOTE 7 － NET INCOME (LOSS) PER SHARE

	Years ended December 31,
	2022	2023	2024

Numerator:
Net income (loss) attributable to the Company’s shareholders	814,727	237,499	(1,666,195)

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	13,250,000	13,250,000	14,687,500

Net income (loss) per share
Basic and diluted	0.06	0.02	(0.11)

*	The shares amounts are presented on a retroactive basis (see Note 1).

NOTE 8 － INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

Years ended December 31,
	2022	2023	2024

Current income tax	-	-	-
Deferred income tax	-	-	-

Income tax expense	-	-	-

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company operates in Singapore that is subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

HIPL, HTL SG and HTL FE are operating in Singapore and are subject to the corporate income tax under Singapore tax regime at the rate of 17%, based on its chargeable income. In addition, 75% of up to the first SGD10,000, and 50% of up to the next SGD190,000, of a company’s chargeable income otherwise subject to normal taxation is exempt from corporate tax.

The reconciliation of income tax rate to the effective income tax rate based on income (loss) before income tax expense for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Years ended December 31,
	2022	2023	2024

Income (loss) before income taxes	814,727	237,499	(1,666,195)
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	138,503	40,375	(283,253)
Income not subject to taxes	(3,579)	(770)	-
Expenses not subject to tax deduction	172,774	291,606	286,263
Temporary difference not subject to taxes	(2,262)	(104,990)	(35,778)
Utilization of deferred tax assets not previously recognized	(168,314)	(202,934)	(255,128)
Utilization of tax losses previously not recognized	(137,122)	(23,287)	287,896
Income tax expense	-	-	-

Deferred income tax assets are not recognized for tax losses, unutilized capital allowances and deductible temporary differences arising from provisions carried forward to the extent that realization of the related tax benefits through future taxable profits is profitable.

As of December 31, 2024, the operations in the Singapore incurred $8,222,975 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating losses carryforward have no expiration under Singapore tax regime.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

NOTE 9 － PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the years ended December 31, 2022, 2023 and 2024, the contribution to the defined contribution plan was approximately $120,636, $113,269 and $164,578, respectively.

NOTE 10 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties:

Name of related party	Relationship with the Company
Golden Hill Capital Pte. Ltd.	Intermediate holding company of the Company, which is controlled by two controlling shareholders
Golden Hill Capital Ltd.	Immediate holding company of the Company, which is controlled by two controlling shareholders
New Century International Homes Pte. Ltd.	Entity controlled by two controlling shareholders
HTL Manufacturing Pte. Ltd.	Entity controlled by two controlling shareholders
HTL Marketing Pte. Ltd.	Entity controlled by two controlling shareholders
HTL Furniture (China) Co., Ltd.	Entity controlled by two controlling shareholders
New Century Sofa India Private Limited	Entity controlled by two controlling shareholders
New Century Trading (India) Private Limited	Entity controlled by two controlling shareholders
Hwa Tat Lee Japan Co., Ltd	Entity controlled by two controlling shareholders
HTL Korea Co., Ltd	Entity controlled by two controlling shareholders

Related party balances consisted of the following:

			As of December 31,
			2023	2024
Name of related party	Nature
HTL Marketing Pte. Ltd.	Amount due from a related party	(a)	383,100	2,900
HTL Marketing Pte. Ltd.	Accounts payable	(b)	584,579	48,324
New Century Trading (India) Private Limited	Amount due from a related party	(a)	221	-
New Century International Homes Pte. Ltd.	Amount due from former holding company	(c)	553,551	-
New Century Sofa India Private Limited	Amount due to related party (trade)	(b)	15,362	-
HTL Furniture (China) Co., Ltd.	Accounts payable	(b)	-	153,967
Hwa Tat Lee Japan Co., Ltd	Accounts receivable	(d)	-	157,838
HTL Korea Co., Ltd	Accounts receivable	(d)	-	18,001

(a)	As of December 31, 2023 and 2024, the balances represented the temporary advances made by the Company for non-trade purpose, which are unsecured, interest-free and due on demand.

(b)	As of December 31, 2023 and 2024, the balances represented trade payable from the purchase of goods under the normal course of business. The amounts are unsecured, interest-free and due on demand.

(c)	As of December 31, 2023, the balance due from New Century International Homes Pte. Ltd. represented the temporary advances by the Company for non-trade purpose. The amount is unsecured, interest-free and due on demand. Subsequently, in March 2024, these temporary advances were fully repaid by New Century International Homes Pte. Ltd., the former shareholder.

(d)	As of December 31, 2024, the balances due from Hwa Tat Lee Japan Co., Ltd and HTL Korea Co., Ltd represented trade receivable under the normal course of business. The amounts are unsecured, interest-free and due on demand.

In the ordinary course of business, during the years ended December 31, 2022, 2023 and 2024, the Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years, as presented (for the portion of such period that they were considered related):

		Years ended December 31,
		2022	2023	2024
Name of related party	Nature
HTL Korea Co., Ltd	Sales of goods	-	-	14,562
Hwa Tat Lee Japan Co., Ltd	Sales of goods	-	-	160,125
HTL Furniture (China) Co., Ltd	Purchase of goods	-	-	152,764
HTL Manufacturing Pte. Ltd.	Purchase of goods	6,416	-	-
HTL Marketing Pte. Ltd.	Purchase of goods	1,522,199	1,433,988	993,957
	Sales rebate	-	50,723	74,386
	Sales warranty rebate	-	101,446	111,578
	Marketing support	-	196,345	986,412
	IT and HR service	-	-	165,382
New Century Sofa India Private Limited	Purchase of goods	-	15,093	16,990

Apart from the transactions and balances detailed above and elsewhere in these accompanying combined and consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE 11 － CONCENTRATION OF RISK

The Company is exposed to the following concentration of risk:

(a)	Major customers

For the years ended December 31, 2022, 2023 and 2024, there was no single customer who accounted for 10% or more of the Company’s revenues.

The majority of the Company’s customers are located in Singapore.

(b)	Major vendors

For the years ended December 31, 2022, 2023 and 2024, the vendors, being related parties, who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at year-end dates, are presented as follows:

	Year ended December 31, 2022		As of December 31, 2022
Vendor	Cost of goods sold	Percentage of Cost of goods sold	Accounts payable
	USD		USD
HTL Marketing Pte. Ltd. (related party)	972,254	43%	539,858
HTL Manufacturing Pte. Ltd. (related party)	711,319	31%	-

	Year ended December 31, 2023		As of December 31, 2023
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	USD		USD
HTL Marketing Pte. Ltd. (related party)	1,034,559	72%	584,579

	Year ended December 31, 2024		As of December 31, 2024
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	USD		USD
HTL Marketing Pte. Ltd. (related party)	850,935	60%	48,324
HTL Furniture (China) Co., Ltd. (related party)	152,764	11%	153,967

All of the Company’s major vendors are located in Singapore and China.

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Singapore, the composition and maturities of which are regularly monitored by the management. The Singapore Deposit Protection Board pays compensation up to a limit of $73,200 (SGD100,000), if the bank in Singapore with which an individual/a company hold its eligible deposit fails.

As of December 31, 2024, cash and cash equivalents of $3.4 million was maintained at financial institutions in Singapore, of which approximately $3.2 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of SGD converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(e)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence the Company’s business, financial condition, and results of operations.

NOTE 12 － COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2022, 2023 and 2024, the Company did not have any significant commitments and contingencies involved.

NOTE 13 － RESTATEMENT OF PREVIOUSLY ISSUED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Change in accounting policy

Pursuant to the completion of NASDAQ listing as explained in Note 1 to the audited combined and consolidated financial statements, the Company decided to change the presentation currency of its financial statements from Singapore Dollars to United States Dollars.

The Board of Directors believe that United States Dollars financial reporting provides more relevant presentation of the Company’s financial position, financial performance and cash flows.

A change in presentation currency represents a change in accounting policy in terms of ASC Topic 250, Accounting Changes and Error Corrections (“ASC 250”), requiring the restatement of comparative information. In accordance with ASC 830, the methodology followed in restating historical financial information from SGD to US$.

The average and closing rates used in translating the historical financial information from SGD to US$1 for the various periods were as follows:

The closing rate used as at December 31, 2024 was $1.3662 and as at December 31, 2023 was $1.3193.

The average rate used for the year ended December 31, 2024 was $1.3363, for the year ended December 31, 2023 was $1.3428 and for the year ended December 31, 2022 was $1.3787.

The change in presentation currency is a voluntary change which is accounted for retrospectively. For the comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below:

The following table summarizes the impact of the corrections on the combined balance sheet at December 31, 2023, and the combined statements of operations for the years ended December 31, 2022 and 2023:

Balance sheet:	As of	Foreign	As of
Change in presentation currency	December 31, 2023	Currency Translation	December 31, 2023
	Reported SGD		Reported US$
ASSETS
Current assets:
Cash and cash equivalents	1,802,469	(436,238)	1,366,231
Accounts receivables, net	149,602	(36,207)	113,395
Inventories, net	889,907	(215,378)	674,529
Amounts due from related parties	505,716	(122,395)	383,321
Amount due from former shareholder	730,300	(176,749)	553,551
Deposit, prepayments and other receivables	909,738	(220,176)	689,562
Total current assets	4,987,732	(1,207,143)	3,780,589

Non-current assets:
Plant and equipment, net	297,587	(72,022)	225,565
Right-of-use assets, net	4,100,541	(989,504)	3,111,037
Total non-current assets	4,398,128	(1,061,526)	3,336,602

TOTAL ASSETS	9,385,860	(2,268,669)	7,117,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,310,787	(317,240)	993,547
Customer deposits	1,117,364	(270,427)	846,937
Accrued liabilities and other payables	285,756	(69,160)	216,596
Lease liabilities	1,632,192	(395,027)	1,237,165
Total current liabilities	4,346,099	(1,051,854)	3,294,245

Long-term liabilities:
Other payables	125,083	(30,273)	94,810
Lease liabilities	2,809,102	(679,865)	2,129,237
Total long-term liabilities	2,934,185	(710,138)	2,224,047

TOTAL LIABILITIES	7,280,284	(1,761,992)	5,518,292

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary share	1,747	(422)	1,325
Additional paid-in capital	38,798,253	(10,101,353)	28,696,900
Accumulated other comprehensive loss	(4,666,758)	1,265,109	(3,401,649)
Accumulated losses	(32,027,666)	8,329,989	(23,697,677)
Total shareholders’ equity	2,105,576	(506,677)	1,598,899

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,385,860	(2,268,669)	7,117,191

	Year ended	Foreign	Year ended
Statement of operations	December 31,	Currency	December 31,
Change in presentation currency	2022	Translation	2022
	Reported SGD		Reported US$

Revenues, net	8,235,089	(2,262,006)	5,973,083
Cost of goods sold	(3,116,993)	856,172	(2,260,821)

Gross profit	5,118,096	(1,405,834)	3,712,262

Operating expenses:
Sales and distribution expenses	(2,747,981)	754,813	(1,993,168)
General and administrative expenses	(1,345,886)	369,686	(976,200)
Total operating expenses	(4,093,867)	1,124,499	(2,969,368)

Income from operations	1,024,229	(281,335)	742,894

Other income:
Government subsidies	78,702	(21,618)	57,084
Sundry income	20,334	(5,585)	14,749
Total other income, net	99,036	(27,203)	71,833

Income before income taxes	1,123,265	(308,538)	814,727

Income tax expense	-	-	-

NET INCOME	1,123,265	(308,538)	814,727

	Year ended	Foreign	Year ended
Statement of operations	December 31,	Currency	December 31,
Change in presentation currency	2023	Translation	2023
	Reported SGD		Reported US$

Revenues, net	6,811,111	(1,738,791)	5,072,320
Cost of goods sold	(1,928,492)	492,320	(1,436,172)

Gross profit	4,882,619	(1,246,471)	3,636,148

Operating expenses:
Sales and distribution expenses	(3,078,543)	785,914	(2,292,629)
General and administrative expenses	(1,521,472)	388,412	(1,133,060)
Total operating expenses	(4,600,015)	1,174,326	(3,425,689)

Income from operations	282,604	(72,145)	210,459

Other income:
Interest income	8,234	(2,102)	6,132
Government subsidies	11,500	(2,936)	8,564
Sundry income	16,575	(4,231)	12,344
Total other income, net	36,309	(9,269)	27,040

Income before income taxes	318,913	(81,414)	237,499

Income tax expense	-	-	-

NET INCOME	318,913	(81,414)	237,499

Reclassification of certain accounting captions

Subsequent to the issuance of the Company’s combined financial statements for the years ended December 31, 2022 and 2023, certain errors were identified in relation to the treatment and presentation of material components under “other income” caption. Based on the predominance principle in ASC 250, the Company has corrected and restated its statements of operations for the years ended December 31, 2022 and 2023, accordingly.

The following table summarizes the impact of the corrections on the combined statements of operations for the years ended December 31, 2022 and 2023:

	Year ended December 31, 2022
	As Previously	Restatement
	Reported	Adjustments	As Restated
	SGD	SGD	SGD
Operating expenses:
Sales and distribution expenses	(2,747,981)	-	(2,747,981)
General and administrative expenses	(1,355,809)	9,923	(1,345,886)
Total operating expenses	(4,103,790)	9,923	(4,093,867)

Income from operations	1,014,306	9,923	1,024,229

Other income:
Government subsidies	-	78,702	78,702
Sundry income	108,959	(88,625)	20,334
Total other income, net	108,959	(9,923)	99,036

Income before income taxes	1,123,265	-	1,123,265

	Year ended December 31, 2023
	As Previously	Restatement
	Reported	Adjustments	As Restated
	SGD	SGD	SGD
Operating expenses:
Sales and distribution expenses	(3,079,243)	700	(3,078,543)
General and administrative expenses	(1,598,960)	77,488	(1,521,472)
Total operating expenses	(4,678,203)	78,188	(4,600,015)

Income from operations	204,416	78,188	282,604

Other income:
Interest income	-	8,234	8,234
Government subsidies	-	11,500	11,500
Sundry income	114,497	(97,922)	16,575
Total other income, net	114,497	(78,188)	36,309

Income before income taxes	318,913	-	318,913

NOTE 14－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the combined financial statements are issued, the Company has evaluated all events or transactions that occurred after the balance sheet date up to the date that the audited combined and consolidated financial statements were available to be issued.

Based upon the review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the combined and consolidated financial statements.

