Form 20-F/A
period 2024-12-31
HomesToLife Ltd
filed 2025-04-10
CIK 2023153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

HomesToLife Ltd (the “Company”, “we”, “our”, or “us”) is filing this Amendment No. 1 to its Annual Report on Form 20-F/A (the “Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”), as filed with the Securities and Exchange Commission on April 7, 2025, to (1) correct a typographical error in the date of Report of Independent Registered Public Accounting Firm, (2) update Lee Ai Ming’s information under ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES, and (3) correct a typographical error in Sophia Dai’s information under ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Except as described above, no other information included in the Annual Report is being amended or updated by this Amendment and, other than as described herein, this Amendment does not purport to reflect any information or events subsequent to the Annual Report. This Amendment continues to describe the conditions as of the date of the Annual Report and, except as expressly contained herein, we have not updated, modified or supplemented the disclosures contained in the Annual Report.

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

Long Ai Ming (aka Mrs. Lee Ai Ming) began serving as our independent Director on September 30, 2024, when the registration statement for our initial public offering was declared effective. Mrs. Lee serves as chairman of the nomination committee and as a member of the audit and compensation committees. Mrs. Lee is also a director of Temasek Life Sciences Laboratory Limited, and serves as a member of the audit committee, and a director of Lendlease Global Commercial REIT, a real estate investment trust listed on the SGX where she serves as a member of the audit, compensation, and nominating committees. Mrs. Lee was an advocate and solicitor of the Supreme Court of Singapore, and a senior consultant at Dentons Rodyk & Davidson LLP (formerly Rodyk & Davidson LLP), where she practiced law from 1982 to March 2025. Prior to joining Dentons Rodyk & Davidson LLP, Mrs. Lee practiced law at Francis T Seow from 1978 to 1982. Mrs. Lee graduated from the University of Singapore in 1977 with an LLB (Hons) degree. We believe that Mrs. Lee is qualified to serve on our board because of her rich legal experiences.

Sophia Dai began serving as our independent Director on February 19, 2025. Ms. Dai serves as chairman of the compensation committee and as a member of the audit and nomination committees. Ms. Dai has 20 years of experience in international capital markets, with expertise spanning IPOs, fundraising, investment, M&A, financial management, and business development across regions. Since January 2025, Ms. Dai has been a founder and director of Montavian Pte. Ltd., a business consulting firm specializing in offering tailored consulting services to clients. Since October 2024, Ms. Dai has also been the Managing Director of Shanghai Ridgehall Enterprise Development Co., Ltd., a consulting firm specializing in identifying high-growth Asian companies and supporting their international expansion. Prior to this, Ms. Dai was the Chief Financial Officer and Co-President of AgiiPlus Group, an integrated platform providing work solutions and enterprise services, from May 2021 to October 2024. She played a key role in preparing the company for an Initial Public Offering on the Nasdaq stock exchange. Ms. Dai has held several senior leadership roles, including serving as Head of Strategic Investments and Senior Vice President at City Developments Limited (CDL, SGX: C09), a member of the Hong Leong Group and a publicly listed company on the Singapore Exchange, from April 2019 to April 2021. Earlier in her career, Sophia held senior roles at AM Alpha, an investment house specializing in global real estate investment. Ms. Dai received her Bachelor’s Degree in International Finance in 2003 from Fudan University, Shanghai, and her Master of Science (Estate Management) in 2005 from the National University of Singapore. She has also been a CFA charter holder since 2010.

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

Item 18. FINANCIAL STATEMENTS

The combined and consolidated financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of HomesToLife Ltd (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

2.1	Registrant’s Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

2.2	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

4.1^	Amended and Restated Products Supply Agreement dated May 20, 2024 between HomesToLife Pte. Ltd. and HTL Marketing Pte. Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.2^	Amended and Restated Exclusive Brand Distribution Agreement dated May 20, 2024 between HomesToLife Pte. Ltd. and HTL Marketing Pte. Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.3^	Employment Agreement of Phua Mei Ming, dated August 1, 2024 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.4^	Employment Agreement of Chew Kwang Yong, dated August 1, 2024 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.5	Form of Independent Director Appointment Letter (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.6	Form of HomesToLife Ltd 2024 Incentive Securities Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.7	Contract Manufacturing Agreement dated November 1, 2024 between HTL FAR EAST PTE. LTD. and HTL FURNITURE (China) CO., LTD (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

8.1	List of Subsidiaries and Affiliated Entities (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)

11.2	Clawback Policy (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)

11.3	Insider Trading Policy (incorporated by reference to Exhibit 11.3 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F/A

**	Furnished with this annual report on Form 20-F/A

^	Certain terms have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. The Registrant hereby undertakes to furnish copies of any of the terms upon request by the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HomesToLife Ltd

	By:	/s/ Phua Mei Ming
Phua Mei Ming
Chief Executive Officer
(Principal Executive Officer)
Date: April 10, 2025

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

April 7, 2025

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

