Form 20-F
period 2025-12-31
HomesToLife Ltd
filed 2026-03-23
CIK 2023153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Phua Mei Ming

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

As of December 31, 2025, the issuer had 89,687,500 Ordinary Shares, par value $0.0001 per share, issued and outstanding.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“CAGR” are to the compounded annual growth rate, representing the year-on-year growth rate over a specific period of time;

●	“Company,” “HomesToLife Cayman” or “our Company” means HomesToLife Ltd, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on February 16, 2024;

●	“Companies Act” means the Companies Act (2023 Revision) of the Cayman Islands, as amended, supplemented or modified from time to time;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Group”, “our Group”, “we”, “us”, or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“HTL FE” means HTL Far East Pte. Ltd., a company incorporated in Singapore on October 28, 2024, and an indirect wholly-owned subsidiary of our Company.

●	“HTL Marketing” means HTL Marketing Pte. Ltd., a company incorporated in Singapore on December 23, 2020, and direct wholly-owned subsidiary of our Company.

●	“HTL Group” means collectively all of the entities controlled or owned by Major Shareholders.

●	“HomesToLife Singapore” means HomesToLife Pte. Ltd., a company incorporated in Singapore on September 28, 1989, and an indirect wholly-owned subsidiary of our Company;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Major Shareholders” means Messrs. Phua Yong Pin and Phua Yong Tat, who are also our founders and Chairman/Vice Chairman;

●	“Ordinary Shares” or “Shares” are to the ordinary shares of HomesToLife Ltd, par value US$0.0001 per share;

●	“S$” or “SGD” means Singapore dollars(s), the lawful currency of Singapore;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Singapore Companies Act” means the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time;

●	“US$” or “U.S. dollar(s)” are to the legal currency of the United States; and

●	“U.S.” refers to the United States of America.

This annual report on Form 20-F includes our audited consolidated and combined financial statements for the years ended December 31, 2025, 2024, and 2023. In this annual report (including our consolidated and combined financial statements), we provide information on our assets, obligations, commitments, liabilities and other financial information in United States dollars. These dollar amounts include translations of amounts in Singapore dollars, Australian dollars, Euros, Japanese Yen, South Korean Won and British Pounds into United States dollars, using exchange rates determined as of a specific date or for a specific period. Changes in the exchange rates will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

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

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated and combined statements of operations and comprehensive income.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated and combined financial statements have been expressed in US$. The Company’s major operating subsidiaries operating in Singapore maintains their books and records in US$, with the exception of HomesToLife Pte Ltd, which keeps its books in Singapore Dollars (“SGD”) being the primary currency of the economic environment in which its business is conducted. However, other operating subsidiaries operating overseas maintain their books and records in their respective local currencies, Australian Dollars (“AUD “), Euro (“EUR”), Japanese Yen (“JPY”), South Korean Won (“KRW”) and British Pound (“GBP”), in each case being the primary currency of the economic environment in which that subsidiary conducts its operations. In general, for consolidation purposes, assets and liabilities of our subsidiaries whose functional currency is not US$ are translated into US$, in accordance with Accounting Standards Codification (“ASC”) Topic 830-30, Translation of Financial Statement (“ASC 830”), using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated and combined statements of changes in shareholders’ equity.

Translation of amounts has been made at the following exchange rates into US$1.00 in this annual report:

US$ Exchange rate	2023	2024	2025	At February 28, 2026
Year-end SGD:US$1 exchange rate	1.3193	1.3662	1.2847	1.2654
Average SGD:US$1 exchange rate	1.3428	1.3363	1.3056	1.2723
Year-end AUD:US$1 exchange rate	0.6828	0.6185	0.6700	0.7105
Average AUD:US$1 exchange rate	0.6644	0.6597	0.6453	0.6939
Year-end EUR:US$1 exchange rate	0.9040	0.9661	0.8511	0.8479
Average EUR:US$1 exchange rate	0.9245	0.9242	0.8859	0.8457
Year-end JPY:US$1 exchange rate	141	157	156	156
Average JPY:US$1 exchange rate	141	151	150	155
Year-end KRW:US$1 exchange rate	1,291	1,478	1,420	1,414
Average KRW:US$1 exchange rate	1,307	1,363	1,399	1,417
Year-end GBP:US$1 exchange rate	0.7847	0.7987	0.7425	0.7415
Average GBP:US$1 exchange rate	0.8039	0.7824	0.7573	0.7366

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

Risks Related to Our Business in General

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

Our historical growth rates may not be sustainable or indicative of future growth. As of the date of this annual report, we have a number of operating subsidiaries, the majority of which are held under HTL Marketing. Our business is split into three core divisions: an export division, a leather trading division and a consumer retail division with direct operations in Singapore and Korea. Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customers, decreasing customer demand, increasing competition, declining growth of the furniture industry in general, shortage of raw materials, price increase of raw materials, or changes in government policies or general economic conditions.

To manage our growth effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. We plan to expand our sales network and product and services offerings and to increase our customer base and volume of sales. However, the execution of our expansion plan is subject to uncertainty and the sales may not grow at the rate we expect for the reasons stated above. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees and staff, or if we are not successful in retaining our existing employees and staff, our business may be harmed. We also face significant competition for personnel. Failure to manage our hiring needs effectively or successfully integrate our new hires may have a material adverse effect on our business, financial condition and operating results. Properly managing our growth will also require us to establish consistent policies across regions and functions, and a failure to do so could likewise harm our business.

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

We may not realize the anticipated benefits of our acquisition of HTL Marketing, and the integration of HTL Marketing may present significant challenges that could adversely affect our business, financial condition, and results of operations.

On May 19, 2025, we closed the acquisition of 100% of the equity interests in HTL Marketing, a B2B procurer and supplier of premium upholstered sofas and leather materials for sofa manufacturing, and a related party. While we believe this acquisition presents significant opportunities for growth and expansion into new markets, we cannot assure that we will realize the anticipated benefits of the transaction, including increased revenue, profitability, or market share.

The process of integrating the acquired business may be disruptive to our existing operations and may require significant resources and management attention. Additionally, any failure to successfully integrate HTL Marketing, or to realize the expected benefits of the acquisition on a timely basis or at all, could adversely affect our business, financial condition, and results of operations.

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

Our business is rapidly evolving and intensely competitive, with numerous competitors including furniture stores, big box retailers, department stores, specialty retailers and online retailers and marketplaces in respect of our business in Singapore and Korea under our consumer retail division, as well as other global and regional wholesalers of upholstered furniture in respect of our business under our export and leather trading divisions.

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

Historically, we have experienced surges in orders associated with promotional activities and seasonal trends. This activity may place additional demands on our staff in our retail stores and our logistics network and could cause or exacerbate slowdowns or interruptions. Any such service interruptions could prevent us from efficiently receiving or fulfilling orders, which may reduce the volume or quality of goods or services we sell and may cause customer dissatisfaction and harm our reputation and brand. We generally record a higher volume of orders in January, April, August, September, and October for our business. In addition, the comparison of our revenue and operating results between different periods in any given financial year may not be relied upon as indicators of our performance. Any unpredictable and material changes in the market during our peak seasons may materially and adversely affect our financial condition and profitability.

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

Our directors and executive officers have other business interests outside the Company that could potentially give rise to conflicts of time commitment. For example, our directors and executive officers own and/or are employed in executive positions in other HTL Group companies that operate and conduct sale and manufacturing of such upholstered furniture and related goods.

Below is a chart showing the approximate percentages of the time devoted by certain directors and officers to matters concerning the Company and other companies in 2025.

Name	Title	To Company	To other companies
Phua Yong Pin	Chairman	10%	90%
Phua Yong Tat	Vice-Chairman	30%	70%
Phua Mei Ming	Chief Executive Officer	80%	20%

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

Negative publicity or announcements relating to our Group or any of our Directors, Executive Officers or Major Shareholders, whether with or without merit, may materially and adversely affect the reputation and goodwill of our Group in the home furnishings industry, consequently affecting our relationships with our customers, suppliers and sub-contractors. Since we rely on a limited number of key suppliers for our leather and fabric upholstered furniture which contributed to a significant portion of our purchases of goods for the fiscal years ended December 31, 2025, 2024 and 2023, any negative publicity or announcements relating to our key suppliers may also adversely affect our reputation in the industry. In addition, such negative publicity may affect market perception of our Group and the performance of our share price.

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

In the event that our retail customers or wholesale (export and leather trading) clients do not make payment in a timely manner, we may seek to enforce our contractual rights and seek recourse via litigation or arbitration. These legal procedures are time- consuming and the settlement of a contract dispute may require additional financial and other resources. Failure to secure adequate payments in time or to manage past due receivables effectively could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Further, disputes and claims may arise, from time to time, between our Group and our customers, clients, suppliers or sub-contractors for various reasons such as delays, unsatisfactory service delivery and alleged breaches of service contracts. To date, we have not been the subject of workplace safety and/or negligence claims from employees and/or members of the public, but there is a risk that such claims may be made against us in the future. These disputes, if remain unresolved or worsen, may eventually result in legal or other proceedings and therefore cause disruptions and delays to our operations, in addition to the extra costs that may be incurred in their settlement or other resolution. Our resources may also be diverted to defend the claims, thereby adversely affecting our Group’s business, financial condition, results of operations and prospects.

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

As of the date of this annual report, we have two trademarks registered in Singapore and a few foreign countries. We are also authorized to use four trademark(s). We might from time to time apply for new trademarks. We cannot assure you that our pending trademark applications, if any, will proceed to registration, and even registered trademarks could be challenged by a third party including by way of revocation or invalidity actions. Unauthorized use of our trademarks may do damage to our brand and reputation and/or affect our business in other ways. We are not aware of any infringement of our intellectual property rights in the past in Singapore or Korea but there is no assurance that there will not be any infringement in the future. In the event that any infringement occurs, we may have to protect our intellectual property rights or other rights through litigation which may be costly and could have adverse impact on our business, results of operations and financial condition.

Moreover, there is no assurance that there will not be any counterfeit products of the furniture products we sourced overseas or our own products being sold in Singapore, Korea or neighboring countries. Demand for our products may be adversely affected should there be any copycat products and in which case, our performance and business operations may also be adversely affected.

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

Our operating subsidiaries are subject to the laws of Singapore and the laws of other countries that we do business in, which differ in certain material respects from the laws of the United States.

As a number of our operating subsidiaries such as HomesToLife Singapore and HTL FE are Singapore incorporated companies, they are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as their charters. In particular, these operating subsidiaries are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. We are also required to comply with the laws of Korea, where we operate two retail store.

Additionally, as we engage in exporting upholstered furniture to various countries in the Europe, Australia, North America, and Asia Pacific regions, we are required to comply with the import and export laws of such countries.

Adverse change in Singaporean government regulations may materially and adversely affect our operations and financial condition.

Our major business operations are based in Singapore. Our operations are mainly subject to laws and government regulations of Singapore. In addition, we are required to obtain and maintain several statutory and regulatory permits and approvals under central, state and local rules in Singapore, generally for carrying out our business. Some these approvals are granted for a limited duration and require renewal, and are generally subject to conditions stipulated in the licenses and permits and/or relevant laws or regulations under which such licenses and permits are issued. Failure to comply with such conditions could result in the revocation or non-renewal of the relevant license or permit. As such, we have to constantly monitor and ensure our compliance with such conditions. Should there be any failure to comply with such conditions resulting in the revocation of any of the licenses and permits, we will not be able to carry out our operations. In addition, any change in or introduction of new regulations that require our compliance may increase our cost of operations. All of these will have an adverse effect on our business and financial performance.

Currently we have obtained all licenses necessary for carrying on our businesses in Singapore in the current scope. Should there be any changes in the regulatory requirements and we are not able to comply with them in a timely manner or if compliance of these requirements involved substantial costs, the business, results of operation and our financial position may be adversely affected.

Our existing insurance may not sufficiently cover the risks related to our business operation.

We maintain business insurance of our stores and our office, such as combined general and products liability insurance. We also maintain directors and officers liability insurance. While our management believes that we have sufficient insurance coverage for our business operations in line with industry standards and business practices in Australia, France, Japan, Korea, Singapore, and United Kingdom, and although we may be able to increase our insurance coverage when required, we cannot guarantee that our existing insurance policies will sufficiently cover all potential liabilities or risks associated with our business operations. In the event that our insurance does not or is insufficient to compensate, or should we be unable to effect any insurance, for the losses or damages arising from the potential liabilities, our financial condition and results of operations could be adversely affected.

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

Risks Related to Market and Macro Economic Environment

Any adverse material changes to the Singapore market and other markets where we operate (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, or the imposition of trade tariffs, could have a material adverse effect on our business, results of operations and financial condition.

During the years ended December 31, 2024 and 2023, substantially all of our revenue was derived from our operations in Singapore. During the year ended December 31, 2025, 88% of our revenue was derived from our operations in Singapore, either from the sales by our retail stores in Singapore, or the export sales originated by our headquarters in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of account receivables is likely to have an adverse impact on our business and profitability.

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

Reduced availability of credit may also adversely affect the ability of some of our customers and suppliers to obtain funds for operations and capital expenditures. This could not only result in reduced or delayed collections of outstanding accounts receivable, but also negatively impact our ability to obtain necessary supplies.

Additionally, we face exposure to shifts in government trade policies, tariffs, and regulatory requirements, including protectionist measures and sanctions, that may raise costs, disrupt supply chains, and limit market access. Some of the key risk drivers include the introduction or escalation of tariffs and duties, quota or local-content requirements, changes in trade agreements, tighter ESG and customs compliance expectations, and geopolitical tensions that influence policy direction. For example, increasing geopolitical risks and the Red Sea crisis affect our trade with the European markets, whilst the imposition of tariffs by the United States and other major economies on goods and services from China, and the slowing economic growth of China, both directly and indirectly impact our business.

These factors can lead to margin compression, longer lead times, supply disruptions, higher compliance costs, reduced flexibility in sourcing strategies, and potential supplier relocation, which would negatively affect our business, results of operations and financial condition.

Global economic conditions and the effect of economic pressures and other business factors on discretionary consumer spending and consumer preferences may have a material adverse effect on our business, results of operations and financial condition.

Uncertainties in global economic conditions that are beyond our control have in the past impacted our business and may in the future materially adversely affect our business, results of operations, financial condition and stock price. These adverse economic conditions include inflation, slower growth or recession, new or increased tariffs and other, changes to fiscal and monetary policy, higher interest rates, high unemployment, decreased consumer confidence in the economy, armed hostilities, such as the military conflict between Russia and Ukraine and the Israel-Hamas war, foreign currency exchange rate fluctuations, conditions affecting the retail environment for products we sell, and other matters that influence consumer spending and preferences.

A slowdown in economic growth in Mainland China, including weakened consumer spending and reduced business activity, may adversely affect demand for our products and impact our export and leather trading operations. Economic volatility in China may also result in currency fluctuations and broader supply chain disruptions that could negatively affect our results of operations.

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

The upholstered furniture industry is heavily reliant on consumer spending, housing market conditions, and design trends. Through our consumer retail business, we target the premium mass market and at the middle and upper class consumer markets. If there is a decline of discretionary consumer spending or purchasing power in that demographics due to general economic conditions or other reasons, our business and operating results will be adversely affected. We target the customers who may be purchasing their second or third home and prefer furniture of premium quality at affordable prices. An unfavorable housing market condition can have material adverse effect on our business and operating results. We sell luxury contemporary leather and fabric upholstered furniture, such as, sofas, armchairs, recliners, and related accessories in Singapore. If we fail to move with the latest changes to the popular design trends in the market we operate, our business and operating results will suffer.

We are exposed to foreign exchange fluctuation.

The Company has significant exposure to exchange rate fluctuations, both due to translation and transaction exposures. Translation exposures arise from measuring income statements of foreign subsidiaries that have functional currencies other than the U.S. dollar. Transaction exposures involve impact from (i) input costs that are denominated in currencies other than the local reporting currency and (ii) revaluation of working capital balances denominated in currencies other than the functional currency. The Company leverages its diversified portfolio of exposures as a natural hedge. In certain cases, the Company enters into non-qualifying foreign currency contracts to hedge certain balance sheet items subject to revaluation. The change in fair value of these instruments and the underlying exposure are both immediately recognized in earnings, substantially offsetting the foreign currency mark-to-market impact of the related exposure.

The Company currently has a foreign currency hedging policy. The management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise. However, the Company’s hedging measures may not fully offset foreign exchange fluctuations. Any residual exposure could adversely affect the Company’s profitability and financial performance.

Any future outbreaks or other public health emergencies like the COVID-19 pandemic could materially affect our business, liquidity, financial condition and operating results.

The COVID-19 pandemic negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic and the various responses to it globally created significant volatility, uncertainty and economic disruption.

In particular, while we saw increased sales and order activity at times during the COVID-19 pandemic, the pandemic significantly disrupted the global supply chain, including many of our suppliers, logistics providers and other partners. Such disruptions, including staffing shortages, raw material and labor inflation, factory closures and production slowdowns, port closures a stoppages and/or disruptions in delivery systems, materially and adversely affected our suppliers’ ability to provide products in a timely manner, or at all, and materially and adversely affected our logistics providers’ ability to distribute products to our customers in a timely manner, or at all. Any similar and future outbreaks or other public health emergencies could materially affect our business, liquidity, financial condition and operating results

Many of the economies in Asia, including Singapore, are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability in the future.

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

Risks Related to Our Business Divisions

We materially rely on our related parties as our furniture suppliers. Such arrangement materially and adversely exposes us to unique risk. Any disruption in the supplier’s relationship could have a material adverse effect on our business. Any disruption in the manufacturing of furniture and our inability to identify alternative furniture suppliers may materially and adversely affect our business operations and financial results.

Historically, as we had disclosed in our IPO prospectus on October 1, 2024, we materially relied on HTL Marketing, which was a related party to us, before our acquisition of HTL Marketing in 2025, for supply of goods to HomesToLife Singapore. For the year ended December 31, 2024, our purchases from HTL Marketing amounted to US$0.9 million, representing 60% of our purchases. For the year ended December 31, 2023, our purchases from HTL Marketing amounted to US$1.0 million, representing 72% of our purchases.

Since January 1, 2025, HomesToLife Singapore has transitioned its major supply source from HTL Marketing to HTL FE. HTL FE signed a contract manufacturing agreement (the “Contract Manufacturing Agreement”) with HTL Furniture on November 1, 2024 and HomesToLife Singapore entered into a supply agreement with HTL FE on January 1, 2025, with substantially the same terms as the supply agreement that was originally entered into between HomesToLife Singapore and HTL Marketing. For the year ended December 31, 2025, our purchases from HTL Furniture amounted to US$104.2 million, representing 38.2% of our purchases.

Such arrangements materially and adversely expose us to a unique risk. Our business relies heavily on a stable and adequate supply of furniture from the furniture manufacturers. If our business relationships with the furniture suppliers are interrupted or terminated, this may lead to a material interruption of our operations or a suspension of our ability to procure furniture or delays in fulfilling our customer orders until we find another supplier that can supply our furniture products. Although we have entered into long term agreements with the furniture manufacturers, there is no assurance that the agreements can be renewed on commercially favorable terms upon their expiration.

Any disruption in our supplier relationships could have a material adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain the furniture supply that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to obtain raw materials, costs, production, quality control, insurance and reputation, as well as natural disasters, pandemics, or other catastrophic occurrences. A failure by any current or future supplier to comply with the environmental, safety or other laws and regulations, meet require timelines, and hire and retain qualified employees may disrupt our supply of products.

In the event of any early termination or non-renewal of our agreements with the furniture manufacturers, or in the event of any disruption, delay or inability on the part of our suppliers to manufacture sufficient and quality products to us, we cannot assure you that we would be able to identify alternative suppliers on commercially acceptable terms which may thereby result in material and adverse effects on our business, financial conditions and operating results. Failure to find a suitable replacement, even on temporary basis, would have an adverse effect on our brand image, financial conditions, and the result of operations.

If our furniture manufacturers fail to deliver the furniture supply we need on the terms we have agreed, it may be challenging to secure alternative sources at commercially acceptable prices or on other satisfactory terms, in a timely manner. Any extended delays in securing an alternative source could result in late shipments of our products to our customers, which could materially and adversely affect our customer relationship, our brand image, profitability, results of operations, and financial condition. If we experience significant increased demand for our products, there can be no assurance that additional supplies of furniture will be available for us when required on acceptable terms, or at all, or our suppliers would allocate sufficient capacity to us in order to meet our requirements, fulfill our orders in a timely manner or meet our strict quality standards. Even if our existing suppliers are able to meet our needs or if we are able to find new manufacturers, we may encounter delays in production, inconsistencies in quality and additional costs. We are not likely to be able to pass the increased costs to the customer immediately, if at all, which may decrease or eliminate our profitability in any period. Any delays or interruption in or increased costs of purchases could have a material and adverse effect on our ability to meet customers’ demand for our products and result in lower net sales and profitability both in the short and long term.

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

Historically we experienced some, but limited disruptions to our supply chain during the PRC government mandated lockdown due to the COVID-19 pandemic. Additionally, our retail stores in Singapore had to close for two months from April 2020 to May 2020 during the Singapore government mandated “circuit breaker” (i.e., lockdown), due to the COVID-19 pandemic, which affected our business. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to produce and deliver our products to customers. Any future reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting in increased transport times to deliver our products to customers, may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers. As a result, any supply chain disruptions may materially affect our outlook or business goals.

Although we have long term and stable cooperation with our suppliers and will continue to work with our existing suppliers, we will continue to identify and secure new suppliers, to expand our supply base. We do not expect our mitigation efforts to introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Our retail business depends on our ability to build and maintain strong brands. We may not be able to maintain and enhance our “HomesToLife” 3 brands if we receive unfavorable customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, results of operations and growth prospects.

In our retail business, we mainly engage in the sales of upholstered sofas under the brands “HTL”, “Domicil,” and “Fabbrica”; and to a lesser extent, complementary furniture pieces, such as case goods, tables, bedding and mattress. For our retail business in Singapore and South Korea, our ability to maintain and enhance our one-stop shop concept depends largely on our ability to maintain customer confidence in our product offerings, including by customizing our recommendations of high quality furniture to fit customers’ living style; maintaining product availability and delivering products on time and without damage. If customers do not have a satisfactory shopping experience, they may seek out alternative offerings from our competitors and may not return to our retail stores as often in the future, or at all. In addition, unfavorable publicity regarding, product quality or availability, poor customer service, delivery problems, competitive pressures, litigation or regulatory activity, could seriously harm our reputation. Such negative publicity also could have an adverse effect on the size, engagement and loyalty of our customer base and result in decreased net revenue, which could adversely affect our business and financial results.

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

Our ability to grow our business depends on our ability to generate increased net revenue and repeat purchases from our customer base. Our customer base in retail requires us to maintain high levels of customer engagement. To do this, we must continue to provide our customers and potential customers with a unified, convenient, efficient and differentiated shopping experience by:

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

We operate four and two physical retail stores in Singapore and South Korea, respectively. We believe that continued expansion into new physical retail stores represents a growth opportunity for us. Our growth strategy is dependent on our ability to identify and open future store locations in new and existing markets. Our ability to open stores in a timely and successful manner depends in part on the following factors: the availability of desirable store locations; the availability and costs of construction labor and materials; local permitting timelines; the ability to negotiate acceptable lease and development terms at reasonable rates, including the length of rental periods and renewal options and the ability to obtain termination rights; our ability to obtain all required approvals and comply with other regulatory requirements; our relationships with current and prospective landlords; the ability to secure and manage the inventory necessary for the launch and operation of new stores; the availability of capital funding for expansion; and general economic conditions. Any or all of these factors and conditions could materially adversely affect our growth and profitability.

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

We may close additional physical retail stores in the future, which could result in significant costs and adversely affect our business, financial condition, and results of operations.

While we opened a retail store in Singapore in December 2025, we closed retail stores in Singapore in 2025. From time to time, we evaluate the performance and strategic fit of our physical retail stores, and we may determine that certain locations are no longer aligned with our business objectives or are not economically viable. As a result, we may decide to close existing retail stores in the future, whether due to underperformance, changes in market conditions, shifts in consumer behavior, rising operating costs, or broader strategic considerations.

The closure of such physical retail stores may disrupt our operations, reduce our physical presence in certain markets, and adversely affect our brand visibility and impact, which would negatively affect customer awareness and customer loyalty. Store closures may also require management to devote significant time and resources to restructuring activities, which could divert attention away from other aspects of our business.

If we are unable to execute store closures in an efficient and timely manner, or if the anticipated benefits of such closures are not realized, our business, financial condition, and results of operations could be materially and adversely affected.

Our business may be affected by increase in rental expenses or the termination of leases of our retail stores.

We operate our own retail stores under the name “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs. As of the date of this annual report, we have in operation four retail stores under our brand name “HomesToLife” in Singapore, one retail store under brand name “Domicil” in Korea, and one retail store under brand name “Fabbrica” in Korea. The retail stores are essential to our retail sales business as they are an important distribution channel of our products. However, there is no assurance that we can renew the existing tenancies upon their respective expiry or can renew the same on terms and conditions no less favorable to us that the existing ones. Failure to renew the existing tenancies on terms and conditions acceptable to us may lead to disruption of our business and additional costs being incurred for relocation and renovation. If we are unable to find alternative locations that are suitable or on commercially acceptable terms in a timely manner, it may lead to reduction in the number of retail stores and our business, results of operation and financial condition may be adversely affected.

Furthermore, rental expenditure is one of the major costs in our retail sales business operation. For the fiscal years ended December 31, 2025, 2024 and 2023, payments on lease liabilities, which represent rental costs, accounted to US$3.5 million, US$1.9 million and US$1.4 million. Any substantial increase in rental expenses of our retail venues may increase our cost of operation and may adversely affect our profitability and financial positions.

Merchandise returns could harm our business.

Our retail stores allow their customers to return products, subject to our return policy. While our current merchandise returns are minimal, if merchandise returns are significant in the future, our business, prospects, financial condition and results of operations could be affected. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. Many of our products are large and require special handling and delivery. From time to time, our products are damaged in transit, which can increase return rates and affect our brand image and reputation.

We are subject to risks related to online transactions and payment methods.

For our retail business, we accept payments using a variety of methods, including credit card, debit card, electronic and mobile payment technologies, credit accounts (including promotional financing), gift cards and customer invoicing. We rely on third parties to provide many of these payment methods and payment processing services, including certain promotional financing. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from consumers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially and adversely affected.

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

Through acquisition of HTL Marketing, we operate two retail stores in Korea, in addition to our stores in Singapore. Our business success depends to some extent on our ability to expand our existing one-stop shop concept and product offerings into new geographic markets from time to time. Our plan to expand and/or further penetrate in the Singapore and Asian home furnishings market may be subject to risks such as:

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

With the proceeds of our IPO, we have plans to open new HomesToLife stores in Taiwan, Indonesia, Malaysia, and other parts of Asia, besides Korea. We have also incorporated HTL FE, through which we source, distribute, and deliver premium furniture and related products to both consumer and business sectors across the Asia-Pacific region. Additionally, on May 19, 2025, we completed the acquisition of HTL Marketing, a B2B procurer and supplier of premium upholstered sofas and leather materials for sofa manufacturing, from a related party. Expanding internationally is time-consuming, requires significant amounts of management time and resources, substantial upfront investments, including investments in marketing, information technology and additional personnel. Expanding our one-stop shop concept internationally is particularly challenging because it requires us to gain country-specific knowledge about consumers, regional competitors and local laws, construct catalogs specific to the country, open new physical stores, and build local logistics capabilities. These technological and logistical challenges can result in failures or other quality issues that may cause customer dissatisfaction and harm our reputation and brand. In the future, we may also consider incorporating the franchise model in our international expansion plan although there is no assurance at this time that that is what we will do. We also cannot guarantee the success of the franchise model. We may not be able to generate satisfactory net revenue from these efforts to offset related costs. Any lack of market acceptance of our efforts to expand our one-stop shop concept and product offerings into new geographic markets could have a material adverse effect on our business, prospects, financial condition and operating results.

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

Risks Related to Our Corporate Structure and Our Securities

We incur significant expenses and devote other significant resources and management time as being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

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

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act and the rules and regulations of Nasdaq after we are successfully listed on the Nasdaq Capital Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated and combined financial statements for the financial statements included elsewhere in this annual report, we identified no material weakness in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

However, we cannot assure you that we will not identify material weaknesses or significant deficiencies in the future. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and our operating subsidiaries are located in various jurisdictions. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our operating subsidiaries. The distribution of dividends to us from our subsidiaries is subject to restrictions imposed by the applicable laws and regulations in these markets, including requirements relating to the availability of distributable profits and requisite board and shareholder approvals. which are more fully described in the section titled “Dividend Policy” in this annual report. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our operating subsidiaries to distribute dividends to us, standard tax filing and reporting procedures apply, the relevant regulations may be changed and the ability of our subsidiaries to distribute dividends to us may be restricted in the future.

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

We are a “controlled company” as defined under the Nasdaq Listing Rules because our founders and Chairman/Vice Chairman, Messrs. Phua Yong Pin and Phua Yong Tat, beneficially own approximately 94.79% of our issued and outstanding Shares and are able to exercise approximately 94.79% of the total voting power of our issued and outstanding Shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Sales of substantial amounts of our Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, we had 89,687,500 Shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares.

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

Because may or may not pay dividends in the foreseeable future, you must rely on price appreciation of our Shares for return on your investment.

We currently intend to declare and pay and annual dividend for 2025. We may pay out dividends where we assess that we have sufficient available funds. However, there is no guarantee that we will pay any cash dividends for future years..  Therefore, you should not rely on an investment in our Shares as a source for any future dividend income.

The Company’s board of directors has the authority to pay interim dividends. Subject to the requirements of the Companies Act, the Company may by ordinary resolution declare final dividends in accordance with the respective rights of its shareholders but no dividend shall exceed the amount recommended by the directors. Even if our directors and shareholders decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Shares will likely depend entirely upon any future price appreciation of our Shares. There is no guarantee that our Shares will appreciate in value in the future or even maintain the price at which you purchased our Shares. You may not realize a return on your investment in our Shares and you may even lose your entire investment.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended (“Memorandum and Articles of Association”), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act  . In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules.

Our Major Shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this annual report, our founders and Chairman/Vice Chairman, Messrs. Phua Yong Pin and Phua Yong Tat, beneficially own approximately 94.79% of our issued and outstanding Shares and are able to exercise approximately 94.79% of the total voting power of our issued and outstanding Shares.

Accordingly, these Major Shareholders could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without the consent of our Major Shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties   by diverting business opportunities from us to themselves or others. The interests of our Major Shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our Shares may cause a material decline in the value of our Shares. For more information regarding our principal shareholder, see “Principal Shareholders.”

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Company was incorporated in the Cayman Islands on February 16, 2024 under the Companies Act as an exempted company with limited liability. Our authorized share capital is currently US$50,000.00 divided into 500,000,000 ordinary shares of par value of US$0.0001 each.

HomesToLife Singapore, one of our major operating subsidiaries, was initially incorporated in September 1989 under the name, “Hwa Tat Lee Leather Pte Ltd” in Singapore by three brothers, Messrs. Phua Yong Pin, Phua Yong Sin and Phua Yong Tat (altogether known as, the “Phua Brothers”), as part of the then HTL Group of companies founded by the Phua Brothers. It underwent several name changes before becoming HomesToLife Pte. Ltd. in 2019. Its business transitioned from leather trading to furniture retail in 2014, was sold to a third party in 2018, returned to the beneficial ownership of Messrs. Phua Yong Pin and Phua Yong Tat in 2022.

Prior to the reorganization in 2024, HomesToLife Singapore was a wholly-owned subsidiary of New Century International Homes Pte. Ltd., a Singapore incorporated company, which was in turn an indirect wholly-owned subsidiary of Golden Hill Investments. In preparation for the Company’s IPO, our Group completed a reorganization (the “Reorganization”) from February and May 2024.

After the Reorganization, HomesToLife Cayman directly owns HomesToLife International, which is the direct holding company of 100% shares of HomesToLife Singapore. Golden Hill BVI, Summer Capital Pte. Ltd. and four Pre-IPO Investors collectively own all issued and outstanding Shares of HomesToLife Cayman.

Subsequently, our Shares were priced on September 30, 2024, and began trading on the Nasdaq Capital Market under the ticker “HTLM” on October 1, 2024. Our IPO closed on October 2, 2024.

On October 28, 2024, we incorporated HTL FE as a second operating company under HomesToLife International Pte. Ltd.. HTL FE engages in the exporting upholstered furniture within the Asia-Pacific region since February 1, 2026.

On May 19, 2025, we acquired 100% of the equity interests in HTL Marketing, a B2B procurer and supplier of premium upholstered sofas and leather materials for sofa manufacturing, from a related party, for a consideration of 75,000,000 ordinary shares of the Company issued to the seller. With the acquisition of HTL Marketing, the Company has significantly expanded its operations to include the exporting upholstered furniture across the Asia-Pacific, Europe and North America regions. New Century Furniture Pte. Ltd. (“NCFTP”), HTL France SAS (“HTLF”), HTL ANZ PTY LTD (“HTLA”), HTL Korea Co., Ltd. (“HTL Korea”), Hwa Tat Lee Japan Co., Ltd. (“HTL Japan”), Terasoh Co., Ltd. (“TCL”), HTL Taiwan Holding Pte. Ltd. (“HTL TW”), HTL (UK) Limited (“HTL UK”) became wholly-owned subsidiaries of the Company on May 19, 2025 upon the acquisition of HTL Marketing.

Corporate Structure

As at the date of this annual report, our Group comprised of the Company and its subsidiaries, HomesToLife International, HomesToLife Singapore, HTL FE, HTL Marketing, NCFTP, HTLF, HTLA, HTL Korea, HTL Japan, TCL, HTLTW, and HTL UK.

The chart below illustrates our corporate structures and identifies our subsidiaries as of the date of this annual report:

Phua Yong Pin
(Singapore)
Phua Yong Tat
(Singapore)
50%
50%
Golden Hill Investments
(Cayman)
Golden Hill Capital Pte Ltd
(Singapore)
Golden Hill Capital Ltd
(BVI)
New Century International Homes
Pte. Ltd.
(Singapore)
Other Shareholders
11.2%
83.6%
5.2%
HomesToLife Ltd
(Cayman Islands)
HomesToLife International Pte. Ltd.
(Singapore)
HTL Marketing Pte. Ltd.
(Singapore)
New Century Furniture Pte. Ltd.
(Singapore)
HTL Far East Pte. Ltd.
(Singapore)
HomesToLife Pte. Ltd.
(Singapore)
HTL France SAS
(France)
HTL ANZ PTY LTD
(Australia)
HTL Korea Co., Ltd.
(South Korea)
Hwa Tat Lee Japan Co., Ltd.
(Japan)
Terasoh Co., Ltd.
(Japan)
HTL Taiwan Holding Pte. Ltd.
(Singapore)
HTL (UK) Limited
(British)

- Unless otherwise stated, all ownership percentages are 100%.

B. Business Overview

Overview

HomesToLife Ltd is a global home furniture company headquartered in Singapore, operating through three core business divisions: (i) export division for supplying furniture to retail partners worldwide, (ii) leather trading division, and (iii) retail division, with direct retail operations in Singapore and South Korea.

Leveraging more than 50 years of heritage established by its founders, the Group combines consumer retail, wholesale distribution and sourcing capabilities, supported by a diversified manufacturing and sourcing network across China, Vietnam and India.

In May 2025, the Group strengthened its design, product development and merchandising capabilities through the acquisition of HTL Marketing, further enhancing its ability to develop proprietary designs, expand product offerings and support both its consumer retail and wholesale businesses.

Across both divisions, the Group operates an integrated, end-to-end supply-chain model that encompasses product design and development, sourcing and manufacturing partner management, and logistics and distribution channel coordination.

This operating model enables the Group to translate designs into production-ready products efficiently, support both branded and white-label offerings, and deliver scale, consistency and resilience across multiple markets.

Design & Product Development

Research and development is central to the Group’s growth, with ongoing collaborations with global designers since the early 2010s resulting in a broad portfolio of original products, many of which have achieved sustained commercial success. Supported by this pipeline, the Group maintains consistent product launch momentum, introducing new offerings at international, regional and home shows to meet evolving market needs across geographies. This approach enables “impact customization,” allowing customers and partners to tailor product selections without the cost or complexity of full bespoke manufacturing.

Sourcing and Manufacturing Partners Management

The Group selects manufacturers across China, Vietnam, and India based on scale, cost and operational efficiency, while suppliers are managed to ensure timely delivery of raw materials on a just-in-time basis to appointed factories. This is supported by centralized freight management, warehousing and distribution capabilities, enabling seamless end-to-end service delivery. Across the supply chain, the Group maintains audit, quality and environmental compliance standards to support consistent execution and operational reliability.

Logistics and Distribution Channel Management

We provide end-to-end global logistics solutions covering freight, customs, insurance, and shipping. From factory pick-up in China, Vietnam, and India, to shared shipping with leading freight forwarders, and last mile delivery service providers.

Export & Leather Trading Divisions

Our export and leather trading divisions comprise of our export sales business and leather trading business.

Under our export sales business, we engage in business-to-business sales of upholstered furniture by fulfilling purchase orders from our customers, including but not limited to furniture retailers and distributors, which we meet at fairs such as Canton Fair, Shanghai Fair, and Brussels Fair, or know of us or our subsidiaries based on existing relationships. Products are sold on a wholesale basis under FOB and landed terms and include both branded and white-label offerings. Our export sales business is carried out through a number of subsidiaries of the Company, including HTL FE, HTLF, HTLA, HTL Japan, HTL UK, and HTL Marketing. Our export sales business accounted for 92.5% of our total revenue for the year ended December 31, 2025.

Under our leather trading business, we procure raw hides from global suppliers and sell them to related tanneries to be converted into finished upholstery leather used in upholstered furniture to ensure stable supply and consistent quality for upholstered products, improves cost visibility, and speeds up new leather launches with custom colors/textures. We engage with our business partners in the wholesale trade of leather materials for sofa manufacturing. Our leather trading business is conducted through HTL Marketing and accounted for 5.1% of our total revenue for the year ended December 31, 2025.

Retail Division

The retail division includes our retail business in Singapore and South Korea, which is primarily conducted through HomesToLife Singapore and HTL Korea. This division focuses on the sale of upholstered furniture and related home furnishing products to end consumers through our retail store network. Our retail stores are strategically located in areas with good market potential or customer demands, taking into account population density, average income level of residents and their discretionary spending, and the presence of related trade mix in proximity. Our consumer retail division accounted for 2.4% of our total revenue for the year ended December 31, 2025.

Singapore

HomesToLife Singapore operates a limited consumer retail presence in Singapore, primarily serving as a direct-to-consumer channel and brand showcase for the Group’s upholstered furniture offerings. As of the date of this annual report, HomesToLife Singapore operates four retail store locations, offering customized leather and fabric upholstered furniture, case goods and home accessories sourced from selected third-party suppliers.

The Singapore retail operations also function as a testing platform for new designs, materials and retail concepts, providing customer insights that support the Group’s product development and merchandising activities. Selected retail locations additionally feature dedicated space for brands such as Domicil and Fabbrica, and the business is complemented by an e-commerce platform at www.homestolife.com offering online purchasing and post-sales support.

South Korea

In South Korea, our consumer retail operations are conducted through HTL Korea and comprise a combination of direct retail stores, department store sales and franchise operations (suspended since December 2025). For the franchisee business in Korea, HTL Korea signs franchise agreements with qualified franchisees, which clearly stipulate the scope of authorized product sales, brand usage standards, supply terms, and payment conditions. HTL Korea supplies approved products to franchisees and provides ongoing operational support, including brand guidance and marketing assistance, to ensure consistency in brand presentation and customer experience.

Competitive Strength

We believe the following key competitive strengths are crucial to our success and future growth.

Integrated Supply-Chain Platform

The Group operates as an integrated supply-chain solutions provider and brand builder, combining end-to-end capabilities across design and product development, sourcing and manufacturing partner management, and logistics and distribution channel coordination.

Through this integrated platform, the Group supports both its own branded offerings and white-label partnerships, enabling retail partners to access scalable, production-ready solutions across multiple markets. This model allows the Group to deliver global scale with consistency in quality, lead times and execution, while remaining flexible to local market requirements and customer specifications.

Multi-year supplier agreements with established leather and fabric upholstered furniture manufacturers

Because of (1) the rich resources such as manufacturers that HTL Group has and (2) stable supply of products with reasonable prices based on the group-level negotiation, we are able to secure good-quality products and in normal circumstances deliver the customized products within 8-12 weeks after our customers place an order. We believe this is faster than many of our competitors.

Established brand

The Group maintains a diversified portfolio of six furniture brands: Domicil, Fabbrica, Corium, HomesToLife, RelaxStudio and Gallery - each positioned to address different consumer preferences and price segments across markets. This multi-brand approach enables the Group to deploy a mixed brand strategy tailored to local market dynamics, supporting both branded and white-label distribution.

Over the past ten plus years, through our subsidiaries engaged in our consumer retail business, we have established the HomesToLife, Domicil and Fabbrica brand and reputation as premium furniture retailers that offer and sell products that deliver exceptional value. Its products are designed by leading industry designers, hand crafted by dedicated and experienced craftsman using a wide selection of quality and durable materials.

Apart from this, we have also established HTL as a trusted and reliable brand in the wholesale furniture industry, and our furniture is recognized for its high quality. As a result, many of our wholesale customers, including retailers that operate their own brands, place orders for our wholesale furniture on a recurrent basis, and we enjoy steady and brisk sales to such wholesale customers.

Through these brands, the products that the Group distribute are sold in more than 5,000 retail outlets globally, allowing it to maximize market coverage and growth potential while leveraging a common integrated supply-chain and product

Unique position to offer a one-stop shop for retail customers

In addition to a broad range of upholstered product offering, HomesToLife Singapore and HTL Korea also offer and sell case goods and accessories, and a carefully curated range of home furniture that are sourced internationally and handpicked by us, giving customers a one-stop shop with all furnishings they need to furnish their homes and express their individuality through their choice furniture. Because of our management’s decades long track record in the upholstered furniture industry and ownership in the HTL Group which has multiple luxury brands of furniture, HomesToLife Singapore and HTL Korea are in a unique position to offer a one-stop shop for our retail customers.

Additionally, HomesToLife Singapore and HTL Korea position themselves as a luxury furniture retailer, and our sales staff provided significant value-added services at no additional cost to our customers, in order to promote better conversion rates. For example, our sales staff at each of our retail stores are hired for and trained to provide interior design consultancy services for our potential customers. Thus, a customer could provide our sales staff with a general description of the type of furniture, and our sales staff would be able to recommend furniture based on each such customer’s needs.

Industry veterans with deep knowledge in local market holding leadership positions

Our management team has extensive knowledge and experience in the global upholstered furniture industry. Both Mr. Phua Yong Pin, our Chairman, and Mr. Phua Yong Tat, our vice Chairman have over 40 years of experience in the furniture industry. Messrs. Phua Yong Tat and Phua Yong Pin are primarily responsible for the overall management, formulation of business strategies and day-to-day management of our operations. We benefit from the extensive experience and deep knowledge in the local markets of our management team in the industry, which has enabled us to anticipate market trends and changing consumer tastes, offer premium customization options and product offerings, and develop strong business relationship with our customers and suppliers. We believe that the commitment of our management team has been one of the key factors to our success and a competitive edge in our planned expansions.

Apart from our focus on the Singapore and South Korea retail market, leveraging on our deep expertise in the upholstered furniture industry, we have also identified opportunities in and expanded into the exporting upholstered furniture to various countries within the Asia-Pacific region, including but not limited to Japan, Korea, and Indonesia. Additionally, through our acquisition of HTL Marketing, our sales now span key global markets across Asia-Pacific, Europe, and North America.

Business Strategies

Marketing & Brand Direction

The Group is entering a new phase of brand-led expansion, with HTL Marketing playing a central role in shaping brand strategy, capability building, and regional execution. The Group continues to leverage HomesToLife and Domicil as key growth engines across Asia. With strong foundations in Singapore and South Korea, these brands serve as strategic springboards to scale across high-potential Asian markets, supporting both Retail and broader Group objectives.

Guided by HTL Marketing, the Group is increasing marketing investment in Asia by deploying an integrated marketing mix. This reflects confidence in HomesToLife’s traction and relevance amid evolving regional demographics, including rising affluence, urbanization, and growing demand for aspirational home living solutions.

Within the broader portfolio, the brand Domicil continues to perform strongly in established markets, supported by rising average order values and increasing engagement among affluent, repeat buyers. The Group is prudently expanding points of sale while refining distribution partnerships to strengthen brand-channel alignment and long-term sustainability.

Trade marketing remains a strategic enabler across all segments. Continued investment in technology, talent, and local market capabilities — coordinated between HTL Marketing and regional teams — enhances competitiveness and reinforces the “Easy Buy, Easy Sell” model, delivering efficiency and value to trading partners globally.

Disciplined investments are also being made in both emerging and established markets, including the continued scaling of the Company’s India business following its strategic entry in 2020. Collectively, these initiatives reflect a focused and disciplined brand direction — strengthening leadership in core markets while capturing scalable growth opportunities across Asia and other high-potential regions.

Group-Wide Marketing Framework and Brand Governance

Marketing across all brands is guided by a centrally aligned, Group-wide framework led by HTL Marketing to ensure brand consistency, strategic coherence, and disciplined execution across export, leather trading and retail segments.

At the corporate level, HTL Marketing defines overarching brand positioning, portfolio architecture, and long-term equity priorities. Regional and market-level teams drive localization and in-market activation while operating within clearly defined brand parameters. This structure ensures both strategic alignment and market responsiveness.

Clear governance processes ensure that marketing investments, channel strategies, and partnership initiatives remain aligned with Group objectives. Cross-functional coordination between HTL Marketing, regional teams, brand, trade marketing, and supply chain teams reinforces consistency in messaging, product positioning, and customer experience across all markets. This integrated approach enables the Company to scale globally while preserving brand integrity, operational discipline, and differentiated market positioning.

Integrated Multi-Segment Marketing Strategy

HTL Marketing, in partnership with regional teams, is designed to support the distinct dynamics of export, leather trading and retail while maintaining a unified brand identity:

● Export: Brand credibility, product reliability, and scalable partnerships that support long-term distributor growth.

● Leather Trading: Quality assurance, supply consistency, regulatory compliance, and value-added services to reinforce the Group’s reputation among global partners.

● Retail: Lifestyle positioning, consumer engagement, and premium accessibility through the Group’s various brand portfolio.

This differentiated yet integrated approach ensures each segment’s value proposition is clearly articulated while collectively reinforcing the Group’s global brand positioning and market leadership. Aligning messaging, channel strategy, and service standards across segments strengthens cross-segment synergies, enhances operational efficiency, and ensures balanced contribution to Group performance.

Enhancing Brand Equity Across Our Portfolio

The Group continues to reinforce its portfolio brands through coordinated efforts between HTL Marketing and HTL FE to enhance market reach and customer targeting. For example, the brand HomesToLife enables consumers to express individuality through curated living spaces, while the brand Domicil addresses design-led, premium segments with clear portfolio differentiation.

Across retail and wholesale, this structured brand architecture sharpens customer targeting and strengthens overall brand equity. Consistent storytelling, curated collections, and an elevated retail and trade experience deepen engagement across end-consumers and business partners, driving sustainable, brand-led growth.

Elevating Global Brand Visibility and Engagement

Building on the portfolio strategy, HTL Marketing — working closely with other regional teams — advances global brand recognition through an integrated marketing approach anchored in brand equity and customer lifetime value across export, leather trading and retail channels.

High-impact marketing initiatives and strategic partnerships optimize audience segmentation, engagement, and acquisition efficiency. Customer-centric, content-led marketing enhances brand relevance and fosters deeper emotional connections with consumers while strengthening credibility among trade and export partners.

The Company remains disciplined and agile in refining its channel mix to reflect evolving consumer and trade behaviors globally. Complementing digital initiatives, selective participation in exhibitions and curated industry platforms reinforces brand authority, supports premium positioning, and expands market access across multiple distribution channels. Collectively, these initiatives strengthen brand differentiation, expand global mindshare, and support sustainable, multi-segment growth.

Driving Global Brand Presence Across Export, Leather Trading and Retail

Complementing marketing initiatives, the Company’s export, leather trading and retail operations — supported by HTL Marketing and regional teams — collectively serve as strategic pillars in enhancing international visibility and credibility.

The integrated supply chain underpins all three segments, delivering consistent quality, customization, flexibility, and reliability. This operational strength supports differentiated retail experiences, scalable wholesale partnerships, and competitive export and leather trading capabilities — reinforcing a unified brand promise across global markets.

Participation in leading international exhibitions, including Canton Fair, Shanghai Fair, and Brussels Fair, positions the Group as a trusted, design-forward partner within the global furnishings ecosystem. Through coordinated brand alignment and market development efforts, the Group deepens trade relationships, enhances brand authority, and creates sustainable opportunities for long-term, diversified growth.

Products and Brands We Sell

Export

Sofas

The main products that are sold by our subsidiaries engaged in our export sales business to our customers, on a wholesale basis, are stock sofas that are manufactured through its manufacturing partners.

For HomesToLife Singapore and HTL Korea, HTL FE and HTL Marketing sell the products under the Group’s brands, including but not limited to “Domicil”, “Fabbrica”, and “Homestolife” brands. Other customers mostly purchase sofas from our subsidiaries on a white-label basis and sell these sofas under their own brands.

Leather Trading

The main products that are sold by HTL Marketing as part of our leather trading business to our customers, on a wholesale basis, are raw hides procured from global suppliers. HTL Marketing sell them to related tanneries which convert the raw hides into finished upholstery leather used in upholstered furniture.

Retail

The Group offers a number of brands of upholstered furniture to customers, mainly sofas and also case goods, such as coffee tables, dining tables and bedding, through its consumer retail operations.

Sofas

The Group sells customized sofas and stock sofas. HomesToLife Singapore also exclusively carries the “Domicil” and “Fabbrica” brands in Singapore, while similar product positioning and collections are offered in South Korea. The Group stocks sofas in a range of styles and price points to cater to varying customer preferences.

Case Goods

In addition to upholstered furniture, the Group also sells case goods such as coffee tables, dining tables and bedding. These products are primarily procured from unrelated third party suppliers and are offered alongside upholstered furniture to provide customers with a more comprehensive home furnishing solution.

Our Customers

Export

Apart from the Singapore and South Korea retail market, we also engage in exporting upholstered furniture through a number of our other subsidiaries. A majority of our customers under our export business are upholstered furniture retailers in their respective countries and we also sell products to other wholesalers.

Leather Trading

A majority of our customers under our leather trading business are related tanneries.

Retail

For HomesToLife Singapore and HTL Korea, the majority of their sales are generated through sales from their retail stores. Our retail customers come from all walks of life, from the mass market to the affluent. For sofas, different brands are positioned to capture different segments of the market. The majority of our customers are individuals and families. We target the customers who may be purchasing their second or third home and prefer the furniture of premium quality at affordable prices.

Our Suppliers

Export

For our export business, our main suppliers are HTL Furniture and other suppliers within the HTL Group.

HTL Marketing and HTL FE purchase finished sofas from our related-party suppliers in China, Indian, Italy and Vietnam for resale to related and unrelated distributors. The key terms of the contract manufacturing agreements between HTL Marketing/HTL FE and such suppliers are set out below:

Rights and responsibilities

●	During the term of the contract manufacturing agreement, the supplier shall not engage in any other business nor provide any other manufacturing services for any other entities including a natural person without the prior written consent of HTL Marketing/HTL FE.
●	Should the supplier deem it necessary to utilize subcontractors for the manufacturing purpose, prior written permission must besought from HTL Marketing/HTL FE.
●	Within three years after termination, without the prior written consent of HTL Marketing/HTL FE, the supplier shall not cooperate with any company with a similar business model or a competitive relationship with HTL Marketing/HTL FE, and shall not manufacture any sofa. In the event of a breach, HTL Marketing/HTL FE has the right to require the supplier to pay all its profits to HTL Marketing/HTL FE within 7 days.
●	Except with HTL Marketing/HTL FE’s written consent, the supplier shall purchase all materials and other necessary components from HTL Marketing’s nominated suppliers at the supplier’s own cost and expense, and shall not use any other materials or components in the manufacture of the products other than those specified as required by HTL Marketing/HTL FE.
●	The supplier shall manufacture and assure that the specifications and quality standards of the products are adhered to, as directed by HTL Marketing/HTL FE.

Pricing

The products shall be priced on an arm’s length basis.

Payment terms

HTL Marketing/HTL FE shall pay the purchase price within 90 Singapore working days after receipt of the invoices.

Delivery

The supplier shall deliver the products according to delivery schedules provided by HTL Marketing/HTL FE.

Leather Trading

For our leather trading business, our raw leather is generally sourced from suppliers based in Brazil, through HTL Marketing.

HTL Marketing’s Central Procurement Unit (“CPU”) procures leather hides, which is a key manufacturing raw material, from third party suppliers, and then mainly sells to related parties.

Retail

For our retail business, our major costs of purchases include (i) product procurement; (ii) rental costs and (iii) freight charges.

HomesToLife Singapore and HTL Korea entered into products supply agreements with HTL Marketing and HTL FE, for the supply of products. HTL Marketing and HTL FE, in turn, source for raw materials (including raw leather) and manufacturing services mainly from other related parties within the HTL Group pursuant to the same contract manufacturing agreements that HTL Marketing and HTL FE entered with the suppliers for the export business.

All of our other suppliers for the products that HomesToLife Singapore and HTL Korea sells are unrelated third parties. Our founders visited various suppliers that manufacture and supply the products that HTL Group plans to sell, and then produced a list of approved third party suppliers for the companies under the HTL Group to procure the products. HTL Group entities have entered into master purchase agreements with these suppliers. These non-related suppliers, collectively supply around 32% of the goods and products sold by HomesToLife Singapore and 1% of the goods and products sold by HTL Korea. One of the key reasons for the selection of such suppliers is that they provide favorable wholesale prices to HTL Group. They also have good selection of designs and/or products with premium quality. We engage directly with suppliers, and do not have any middlemen in our supply chain.

Related Services

Apart from goods and products that are supplied by our suppliers, we also contract with a number of other service providers, including freight/delivery services for the transport and delivery of goods and products from our warehouses to our customers as part of the order fulfilment process. For the transport and delivery of goods and products from our suppliers to our warehouses, we mainly work with the shipping companies which have signed the master agreements with HTL Group. All of them are third parties, unrelated to us or HTL Group. We also provide the repair services for free for our sold products within warranty period.

Seasonality

In general, We generally record a higher volume of orders in January, April, August, September, and October for our business. Our consumer retail business, which is carried out by HomesToLife Singapore and HTL Korea, is subject to seasonality in a limited capacity. Large sales events take place over the course of each year and many retailers, including us, participate in such sales by offering discounts on our goods and products. Such sales may also extend to our export sales business and leather trading business. As a result of such promotional sales events, there may be higher revenue recorded by us.

Pricing Strategies

Export Sales

The products we sell as part of our export sales business are sold at wholesale prices, with an appropriate mark-up to cost that accounts for, amongst others, cost of purchase, exchange rate, duty and tariff, ocean freight, warranty, and other costs. We take into account factors such as quality of the products, market demand, popularity of the brands, the design and craftsmanship of the product, and competitors’ pricing of comparable products.

Leather Trading

Our leather products are sold by HTL Marketing at wholesale prices, with an appropriate mark-up to cost that accounts for, amongst others, cost of purchase, ocean freight, warranty, and other costs.

Consumer Retail

HomesToLife Singapore and HTL Korea sell products at retail prices, with an appropriate mark-up to cost that accounts for, amongst others, labor, retail store rental, delivery, and other costs. HomesToLife Singapore and HTL Korea take into account factors such as quality of the products, market demand, popularity of the brands, the design and craftsmanship of the product, competitors’ pricing of comparable products, and the purchasing power of the target market.

During promotional events such as the Great Singapore Sale in Singapore and Korea Grand Sale in South Korea, HomesToLife Singapore may offer discount of up to 70% on the retail price of selected goods and products, while HTL Korea may offer discounts of up to 50% for displayed products and up to 30% for new products, depending on the nature of the promotional campaign. Such promotional activities generally attract more potential customers to their retail stores and also increases their revenue during this period.

Quality Control

We emphasize safety and quality as fundamental requirements for all our products, and have a dedicated quality assurance and brand management team. We ensure the quality of our goods and products through various measures.

First, we are stringent in our selection of suppliers. With respect to third party suppliers, our management team and product team visits and inspects the factories of such third party suppliers and manufacturers to ensure that the goods and products produced meet the standards consistent with our brand names. We also constantly liaise with our furniture suppliers (both related-party and third party) to ensure products are of reliable quality. Each supplier, except our related parties, needs to be onboarded at the HTL Group level as an approved supplier, before we can place purchase orders with such approved vendors. The procurement team from the HTL Group will also regularly assess such approved vendors’ workmanship and product quality as well as their reputation. For products of new design, the procurement team from the HTL Group also inspects the products for workmanship and look into the product design to screen out safety or quality issues. Many of the HTL Group suppliers and third party suppliers and manufacturers passed the qualify certifications, such as ISO 14001:2015 for Leather Finishing for Upholstery Leather.

Second, we conduct quality control inspections of goods and products in our warehouse, before such goods and products are delivered to customers. This allows us to identify defects or deviations from our quality standards.

Third, we take our customer feedback and return analysis very seriously. Each time a product is returned due to defects, we spare no effort in investigating the cause of such defects in order to derive any recurring quality issues and taking corrective actions.

Fourth, HomesToLife Singapore’s and HTL Korea’s goods and products come with a warranty period of up to 10 years, to provide its customers with assurance with respect to the quality and durability of our goods and products. For our export sales business and leather trading business, we also sell products on a wholesale basis and provide a structure warranty period of up to two years.

Marketing

Export Sales and Leather Trading

For our export sales and leather trading business, our integrated, end-to-end supply-chain model increases the visibility of our core values to customers, including product customization, production flexibility, stable quality and consistent specification, regulatory compliance, distribution, and comprehensive after-sales support.

We are engaged in the latest sofa exhibitions, including at Canton Fair, Shanghai Fair, and Brussels Fair where its products are marketed to other retailers across the world, including in markets in Asia-Pacific, Europe, and North America. We provide our local teams with marketing support, including product training and marketing materials in local language.

Retail

Singapore

To enhance its brand awareness, HomesToLife Singapore has conducted various marketing and promotional activities through different local media, including mainly social media (Facebook and Instagram), on regular basis.

HomesToLife Singapore’s marketing team is responsible for designing and launching marketing campaigns to promote its brand and image and does so by focusing campaigns through the highest-impact channels such as social media platforms like Instagram and Facebook.

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

When HomesToLife Singapore pays for advertising, it may work with established media agencies to increase brand awareness.

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

Business Improvement Initiative

In response to the operational losses experienced by HomesToLife Singapore, HomesToLife Cayman’s Chief Executive Officer, Phua Mei Ming, led a comprehensive restructuring initiative designed to enhance financial performance. The key measures of this initiative were as follows:

●	The closure of underperforming stores and the opening of new stores in desirable locations
●	The reallocation of surplus staff to other affiliated companies.
●	The implementation of stringent controls over expenses, particularly in the areas of marketing and advertising.

The restructuring initiative commenced on April 1, 2025 and, except for potential new store opening, the rest was completed in 2025.

South Korea

Similar marketing approaches, including digital and campaign-based promotions, are also adopted by HTL Korea, with adjustments made to suit local market conditions.

Offline channel expansion as a core brand-building strategy

HTL Korea focuses on strengthening brand presence and expanding customer touchpoints through offline retail channels, primarily via department store concessions and COCO stores. In 2025, HTL Korea opened two COCO stores and ten permanent department store locations and successfully executed more than ten department store pop-up events at major department stores, significantly increasing engagement with target customers.

As a result, a customer survey conducted in 2025 indicated that approximately 70% of brand awareness among purchasing customers originated from department store exposure, demonstrating the effectiveness of offline channels as a key driver of brand visibility.

Strategic digital marketing and owned media optimization

HTL Korea’s digital marketing strategy is designed to reinforce offline brand exposure by ensuring that potential customers encounter relevant and consistent content when searching for information online. The Company actively manages its official website and Instagram account as core owned media channels, while timely updates on new store openings and promotions are disseminated through major portal and map services to maximize information reach and accuracy.

In addition, HTL Korea has accumulated 189 verified customer reviews, which serve as a key asset in building brand credibility. These reviews support purchasing decisions at the point of sale and contribute to strengthening customer loyalty.

Media mix and performance-driven approach

Given the high-involvement nature of furniture purchases, HTL Korea adopts a media mix strategy that goes beyond traditional paid advertising. The Company collaborates selectively with industry experts and content creators, including YouTubers, to support consumers throughout their purchase journey.

Combined with targeted search advertising, Meta platform campaigns, and network-based digital advertising, this approach resulted a 53% increase in searches in 2025 compared to the prior year.

Environmental Protection and ESG

While due to the nature of our business, our operational activities do not directly generate industrial pollutants. As such, we have not directly incurred any cost of compliance with applicable laws and regulations as of the date of this annual report and do not expect that we will directly incur significant costs for such compliance in the future. As of the date of this annual report, we had not come across any material non-compliance issues in respect of any applicable laws and regulations on environmental protection. We have not been subject to any administrative sanctions or penalties that have a material and adverse effect on our financial condition or business operation.

At the retail level, HomesToLife Singapore and HTL Korea have implemented initiatives such as marketing campaigns aimed at reducing wastage, including strategies to minimize the use of foam boards and the digitalization of its catalogues.

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

The principal competitors with respect to our export business are set out as follows:

●	Jason Furniture (Hangzhou)
●	Man Wah Holdings
●	Natuzzi Group

With an international sales network, international design teams, and more efficient Asia-based production, we believe we are uniquely positioned in the markets for exporting upholstered furniture. The upholstered furniture we export is designed to appeal to wholesales customers which are looking for fashionable furniture at competitive prices with broad choice.

The retail sale of upholstered furniture is a highly fragmented and competitive business. We believe that the primary elements of competition in our industry are merchandise (quality, style, selection, price and display), customer service, marketing and advertising, and store location and design. We compete with numerous other independent and chain retail furniture stores and wholesalers.

HomesToLife Singapore and HTL Korea believe that they are uniquely positioned in the local markets for upholstered furniture, with a targeted mix of goods and products that appeals to customers across various segments, from mass market to the affluent. Their experienced sales personnel and customer service are considered as important factors in ensuring their competitive success. They also believes that significant additional competitive advantages are also provided by their ability to make prompt delivery of orders through maintenance of ready-stock inventory in warehouse, and to tailor merchandise to customers’ desires through custom orders. Their after-sales and service recovery processes are also robust, allowing them to ensure customer satisfaction with their goods and products.

HomesToLife Singapore’s principal competitors in Singapore are large chain retail furniture stores benefit from more established name recognition, such as:

●	Castlery
●	Cellini
●	Commune
●	Harvey Norman
●	Star Furniture
●	King Living

HTL Korea’s principal competitors in South Korea are:

●	Jakomo
●	Casamia
●	Essa
●	Natuzzi
●	Dauning

Intellectual Property Rights

We regard our trademarks, domain name and similar intellectual property as critical to our success. As of the date of this annual report, we own, through our subsidiaries, all trademarks relating to our brands, including “HomesToLife,” “DOMICIL,” and “FABBRICA.”

Our trademarks are primarily held by both HTL Marketing and Singapore, and these trademarks are licensed for used by entities within the HTL Group.

Our subsidiaries are the registered owners of a number of domain names that are used in the course of our business.

Our Employees

In total we had 169, 34, and 30 full-time employees as of December 31, 2025, 2024 and 2023, respectively. The number increase in 2025 was due to the Group’s acquisition of HTL Marketing in 2025. These employees are stationed all across the world in the markets that we are active in, with the majority of them being in Singapore, and with a portion of employees undertaking business travel as part of their job scopes.

The following table sets forth the number of our full-time employees categorized by function as of December 31, 2025, 2024 and 2023:

Function	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025
General and Administration	7	11	80
Sales and Marketing	23	23	89
Total	30	34	169

Our employees in Singapore are part of the Building Construction and Timber Industries Employees’ Union (“Union”) of Singapore, and we have entered into a collective agreement with the Union on December 8, 2021 (“Collective Agreement”), that, amongst others, sets out a set of basic and favourable employment terms and conditions such as the working hours and rate of payment for overtime work for our employees, as well as the number of rest days per week for each employee. HomesToLife Singapore executed the new Collective Agreement with the National Trade Union (“NTUC”) on March 5, 2025, which was certified by the Singapore Industrial Arbitration Court on March 28, 2025.

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their experience, qualifications and level of positions. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. In addition, employees will have regular discussions with their managers to keep track of the goals that they have set up in the beginning of the year.

Properties

As of the date of this annual report, our subsidiaries have entered into a number of lease agreements that are required for each of its business activities, including four retail stores for HomesToLife Singapore, and two retail stores for HTL Korea, and leases for office space for other subsidiaries. For HomesToLife Cayman, we have been granted the use of the premises at 6 Raffles Boulevard, #02-01/02/53, Singapore 039594, which has a size of 5,694 sqft, by HomesToLife Singapore, for use as our principal executive office. We also maintain sales offices and warehouses in Australia, Japan, United Kingdom, and France, which are necessary to support our operations in such regions.

Apart from one warehouse and one non-operating factory in Japan, all of our and our subsidiaries’ properties are leased.

Licenses and Permits

We confirm that we have obtained all material licenses, certificates and approvals required for carrying on our business activities in Singapore, Japan, Korea and other foreign countries that we have the business activities.

Insurance

We maintain business insurance of our stores, warehouses, and offices, and for goods and products in transit. We also maintain directors and officers liability insurance. We believe that our current insurance policies are sufficient for our operations.

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

Government Regulations

We are an international company that is registered under the laws of the Cayman Islands with offices located in Singapore, Japan, Korea, Australia, France, and the United Kingdom, and with employees in these countries, and in a few Southeast Asia countries where we don’t have any offices. As a result of this organizational structure and the scope of our operations, we are subject to the relevant laws and regulations of Singapore and other countries where we export our products to, and we are also affected by policies which may be introduced by such authorities from time to time. We are subject to a variety of laws and regulations that involve matters central to our business, including consumer protection, employment, workplace safety, personal data protection, taxation, anti-money laundering, foreign investment and exchange control, and intellectual property. We have identified the main categories of laws and regulations that materially affect our operations below. We believe that we comply with all these laws and regulations, and therefore none of them have materially affected the Company or operations in the past.

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

Laws relating to Sale of Goods

Laws related to the sale of goods are key to our export sales business. We are subject to a number of such laws across the jurisdictions that we carry out business activities in, including jurisdictions where our wholesale customers are located. In general, these laws deem us to have implied that the goods supplied under our contracts are of satisfactory quality.

Laws relating to Consumer Protection

Laws related to consumer protection are particularly relevant for us with respect to our retail operations in Singapore and Korea, as we conduct a consumer-facing business in these countries.

In Singapore, a number of laws and guidelines govern consumer protection, such as the Consumer Protection (Fair Trading) Act 2003 of Singapore, the Singapore Code of Advertising Practice, the Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975, the Unfair Contracts Terms Act 1977 of Singapore, and Misrepresentation Act 1967 of Singapore.

In Korea, there are similar laws and guidelines that govern consumer protection issues.

Laws relating to Employment Matters and Workplace Safety

We employ our employees in various jurisdictions, and laws relating to employment and workplace safety matters affect us greatly. In Singapore where we have the most employees, these include, the Employment Act 1968, the Central Provident Fund Act 1953 of Singapore, the Employment of Foreign Manpower Act 1990, Workplace Safety and Health Act 2006 and Work Injury Compensation Act 2019.

Laws relating to Personal Data Protection

In conducting our business activities, we collect the personal data of individuals, including our customers. This an important part of our business model and, as a result, our compliance with laws dealing with the collection and processing of personal data is important to us. Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data, and these laws are increasing in number, enforcement, fines, and other penalties.

Laws relating to Foreign Investment and Exchange Control

Some of the jurisdictions that we operate in have foreign investment and exchange control laws that materially affect us. In general, for these jurisdictions, there are restrictions on the repatriation of earnings and capital, or on remittances, foreign exchange transactions and capital movements to different degrees.

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

Overview

HomesToLife Ltd was incorporated in the Cayman Islands with limited liability under the Companies Act on February 16, 2024.

The Company, through its subsidiaries, is principally engaged in the sale and distribution of leather upholstered furniture, such as, sofas, armchairs, recliners, and related accessories, with its unique design and craftmanship, throughout a network of retail stores under six brand names in Europe, the North America, and Asia.

On May 5, 2025, the Company entered into a definitive sale and purchase agreement (the “Sale and Purchase Agreement”) with New Century International Homes Pte Ltd (“New Century”) to acquire 100% of equity interests in HTL Marketing Pte Ltd (“HTL Marketing”). Under the terms of the Sale and Purchase Agreement, in exchange for acquiring HTL Marketing, the Company issued 75,000,000 ordinary shares to New Century, par value US$0.0001 per share (the “Ordinary Shares”), which are subjected to two-year lock-up restrictions. This transaction was closed on May 19, 2025. As at the date of acquisition, HTL Marketing directly and indirectly holds the following eight subsidiaries:

- New Century Furniture Pte. Ltd.

- HTL (UK) Limited

- HTL France SAS

- HTL ANZ PTY LTD

- HTL Korea Co., Ltd

- Hwa Tat Lee Japan Co., Ltd

- Terasoh Co., Ltd

- HTL Taiwan Holding Pte. Ltd

On May 5, 2025, HTL Marketing and certain related parties entered into a deed of global settlement involving debt restructuring under the corporate reorganization exercise.

The Company and HTL Marketing were controlled by common shareholders prior to this acquisition. Accordingly, the transaction was accounted for as a transfer of business between entities under common control in accordance with ASC 805-50. In accordance with ASC 805-50-45-5, the accompanying consolidated and combined financial statements have been retrospectively adjusted to present the results of the entities as if the current corporate structure had existed since the beginning of the earliest period presented. The consolidation and combination of the Company has been accounted for at historical cost at the beginning of the first period presented in the accompanying consolidated and combined financial statements. The number of outstanding shares in the consolidated and combined balance sheets, the consolidated and combined statements of changes in shareholders’ equity, and per share information including the net earnings per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated and combined financial statements to reflect the final shares immediately after the acquisition on May 5, 2025.

A. Operating Results

	Years ended December 31,
	2023	2024	2025
Revenues, net
From third parties	$316,003,465	$315,867,933	$356,187,074
From related parties	9,981,004	19,192,918	21,689,049
	325,984,469	335,060,851	377,876,123
Cost of goods sold	(239,738,076)	(252,032,836)	(272,571,322)

Gross profit	86,246,393	83,028,015	105,304,801

Operating expenses:
Sales and distribution expenses	(51,622,790)	(54,727,281)	(66,331,518)
General and administrative expenses	(17,400,101)	(17,348,952)	(18,336,882)
Listing expenses	-	(1,440,130)	(1,265,042)
Total operating expenses	(69,022,891)	(73,516,363)	(85,933,442)

Income from operations	17,223,502	9,511,652	19,371,359

Total other (expense) income, net	(5,042,120)	1,324,861	1,382,613

Income before income taxes	12,181,382	10,836,513	20,753,972

Income tax expense	(1,864,201)	(2,415,742)	(4,199,820)

NET INCOME	$10,317,181	$8,420,771	$16,554,152

KEY FACTORS THAT AFFECT OPERATING RESULTS

Our operating results are primarily affected by the following factors:

●	growth in Asia-Pacific, Europe and North America economy;
●	consumers and customers demand;
●	competition in the furniture market;
●	market conditions and our market position; and
●	our ability to broaden product offerings and diversify our customer base.

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

Our revenues are mainly derived from export sales. The following table sets forth the components of our revenues in amounts and percentages of the total revenues for the years presented:

	Years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Export Sales	311,098,665	95.4	312,043,186	93.1	349,599,092	92.5
Leather Trading	9,813,484	3.0	18,453,936	5.5	19,161,359	5.1
Retail Sales	5,072,320	1.6	4,563,729	1.4	9,115,672	2.4

Revenues, net	325,984,469	100	335,060,851	100	377,876,123	100

For the year ended December 31, 2025, revenue from export sales contributed 92.5% of our revenue, revenue from leather trading contributed 5.1% of our revenue, and revenue from retail sales contributed 2.4% of our revenue.

For the year ended December 31, 2024, revenue from export sales contributed 93.1% of our revenue, revenue from leather trading contributed 5.5% of our revenue, and revenue from retail sales contributed 1.4% of our revenue.

For the year ended December 31, 2023, revenue from export sales contributed 95.4% of our revenue, revenue from leather trading contributed 3.0% of our revenue, and revenue from retail sales contributed 1.6% of our revenue.

	Years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Sales, by geographic regions:
Asia Pacific	80,073,034	24.5	95,848,418	28.6	101,605,918	26.9
Europe	194,139,405	59.6	196,591,871	58.7	225,547,377	59.7
North America	51,772,030	15.9	42,620,562	12.7	50,722,828	13.4

Revenues, net	325,984,469	100	335,060,851	100	377,876,123	100

For the year ended December 31, 2025, 59.7% of our revenue was generated from Europe, while 26.9% came from Asia Pacific and 13.4% came from North America.

For the year ended December 31, 2024, 58.7% of our revenue was generated from Europe, while 28.6% came from Asia Pacific and 12.7% came from North America.

For the year ended December 31, 2023, 59.6% of our revenue was generated from Europe, while 24.5% came from Asia Pacific and 15.9% came from North America.

Cost of goods sold

Cost of goods sold primarily includes cost of acquiring leather and fabric upholstered furniture, raw hides from suppliers, inbound shipping and fulfilment costs necessary to bring inventory to its present location and condition, and inventory write-downs, which consist of allowance for obsolete and slow-moving inventories.

	Years ended December 31,
	2023		2024		2025
	US$	% of revenue	US$	% of revenue	US$	% of revenue
Export Sales	228,577,666	73.5	232,617,863	74.5	250,842,924	71.8
Leather Trading	9,375,723	95.5	17,582,488	95.3	18,425,586	96.2
Retail Sales	1,784,687	35.2	1,832,485	40.2	3,302,812	36.2

Cost of goods sold	239,738,076	73.5	252,032,836	75.2	272,571,322	72.1

Export sales

Our cost of goods sold account for 71.8%, 74.5% and 73.5% of our revenue from export sales for the years ended December 31, 2025, 2024 and 2023, respectively.

Leather trading

Our cost of goods sold account for 96.2%, 95.3% and 95.5% of our revenue from leather trading for the years ended December 31, 2025, 2024 and 2023, respectively.

Retail sales

Our cost of goods sold account for 36.2%, 40.2% and 35.2% of our revenue from retail sales for the years ended December 31, 2025, 2024 and 2023, respectively.

Gross profit and gross profit margin

Our gross profit equals to our revenues less cost of goods sold. Our gross profit is primarily affected by our ability to generate revenues and the fluctuation of our costs.

	Years ended December 31,
	2023		2024		2025
	US$	(%)	US$	(%)	US$	(%)
Export Sales	82,520,999	26.5	79,425,323	25.5	98,756,168	28.2
Leather Trading	437,761	4.5	871,448	4.7	735,773	3.8
Retail Sales	3,287,633	64.8	2,731,244	59.8	5,812,860	63.8

Gross profit/gross margin	86,246,393	26.5	83,028,015	24.8	105,304,801	27.9

Export Sales

Our gross profit was $98.8 million, $79.4 million and $82.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Our gross profit margin was 28.2%, 25.5% and 26.5% for the years ended December 31, 2025, 2024 and 2023, respectively.

Leather Trading

Our gross profit was $0.7 million, $0.9 million and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Our gross profit margin was 3.8%, 4.7% and 4.5% for the years ended December 31, 2025, 2024 and 2023, respectively.

Retail Sales

Our gross profit was $5.8 million, $2.7 million and $3.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Our gross profit margin was 63.8%, 59.8% and 64.8% for the years ended December 31, 2025, 2024 and 2023, respectively.

We plan to closely monitor and optimize our product-mix from time to time to enhance our gross profit margin.

Operating Expenses

Our operating expenses consist of sales and distribution expenses, general and administrative expenses and listing expenses.

Our sales and distribution expenses consist primarily of ocean freights, outwards land transports, salaries of our sales persons, sales commissions, and warranty expenses. Sales and distribution expenses account for 17.6%, 16.3% and 15.8% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

Our general and administrative expenses consist primarily of salaries of our office staff, depreciation of right-of-use assets of our office, professional fees, and traveling expenses. General and administrative expenses account for 4.9%, 5.2% and 5.3% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

Our listing expenses consist primarily of audit fee for our IPO, statutory and legal expenses, and insurance expenses. Listing expenses account for 0.3%, 0.4%, and nil of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

Income Tax

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. Additionally, upon payments of dividends by us to its shareholders, no Cayman withholding tax will be imposed.

The summary of effective income tax rates by the governing countries is as follows:-

Jurisdiction	Income Tax Rate
	2023	2024	2025
France	25%	25%	25%
Australia	30%	30%	30%
South Korea	9.9%	9.9%	9.9%
Japan	34%	34%	34%
United Kingdom	25%	25%	25%
Singapore	17%	17%	17%

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated and combined financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2025

	Years ended December 31,
	2024	2025	Change (Increase/(decrease))
	US$	US$	US$	%
Revenues, net	335,060,851	377,876,123	42,815,272	12.8
Cost of goods sold	(252,032,836)	(272,571,322)	(20,538,486)	8.1

Gross profit	83,028,015	105,304,801	22,276,786	26.8

Operating expenses:
Sales and distribution expenses	(54,727,281)	(66,331,518)	11,604,237	21.2
General and administrative expenses	(17,348,952)	(18,336,882)	987,930	5.7
Listing expenses	(1,440,130)	(1,265,042)	(175,088)	(12.2)
Total operating expenses	(73,516,363)	(85,933,442)	(12,417,079)	16.9

Income from operations	9,511,652	19,371,359	9,859,707	103.7

Other income (expense):
Interest expense	(1,042,888)	(1,406,903)	364,015	34.9
Interest income	119,306	23,134	(96,172)	(80.6)
Government subsidies	28,040	69,994	41,954	149.6
Foreign exchange gain, net	2,184,854	3,505,118	1,320,264	60.4
Professional fees on acquisition of HTL Marketing	-	(1,261,560)	1,261,560	N/A
Scrap sofa sale income	562,310	414,664	(147,646)	(26.3)
Change in fair value of derivatives financial instruments	(403,350)	(74,765)	(328,585)	(81.5)
Gain on derecognition of right-of-use asset	-	90,368	90,368	N/A
Sundry income (expense)	(123,411)	22,563	145,974	118.3
Total other income, net	1,324,861	1,382,613	57,752	4.4

Income before income taxes	10,836,513	20,753,972	9,917,459	91.5

Income tax expense	(2,415,742)	(4,199,820)	1,784,078	73.9

NET INCOME	8,420,771	16,554,152	8,133,381	96.6

Revenue

Our revenues increased by approximately $42.8 million or 12.8%, from approximately $335.1 million for the year ended December 31, 2024 to approximately $377.9 million for the year ended December 31, 2025. This growth was primarily driven by two factors:

(a) $37.6 million or 12.0% increase in export sales, supported by higher sales volumes across key regions and a favorable shift in sales mix; and

(b) $4.6 million rise in retail sales, attributed to the $4.7 million contribution from Korea’s retail business, which commenced operations in August 2024.

Cost of goods sold

Cost of goods sold primarily represents cost of acquiring leather and fabric upholstered furniture, raw hides from suppliers, inbound shipping and fulfilment costs necessary to bring inventory to its present location and condition, and inventory write-downs, which consist of allowance for obsolete and slow-moving inventories.

Cost of goods sold increased by $20.5 million, or 8.1%, to $272.6 million for the year ended December 31, 2025 from $252.0 million for the year ended December 31, 2024. The increase in cost of goods sold was primarily attributable to the increase in our revenues.

Gross profit

As a result of the foregoing, gross profit for the years ended December 31, 2025 and 2024 was approximately $105.3 million and $83.0 million, respectively, with an increase of approximately $22.3 million or 26.8%.

During the year ended December 31, 2025, gross profit margin was 27.9%, as compared to 24.8% for the year ended December 31, 2024, increased by 3.1%. This improvement was attributable to a favorable shift in product mix, as the proportion of fabric sofas in total sales has risen steadily, and fabric sofas generate a higher gross margin compared to other product categories.

Sales and distribution expenses

Major components of sales and distribution expenses included salaries of our salespersons, sales commissions, provision for warranty expenses, ocean freights, and outwards land transport costs. For the year ended December 31, 2025, sales and distribution expenses were $66.3 million, which increased by $11.6 million from $54.7 million for the preceding year. The increase was in line with the 13% higher sales value and 19% higher sales volume.

The increase in sales and distribution expenses of $11.6 million was primarily attributed by several factors. A significant contributor was the rise in freight and shipping costs due to the Suez Canal disruption, which led to a 22% increase in freight rates and an associated increase in ocean freight cost of $8.6 million. This was partially offset by price adjustments passed on to customers. Additionally, expenses increased due to higher commission expenses of $1.3 million and an increase in payroll expenses of $0.8 million.

General and administrative expenses

For the year ended December 31, 2025, general and administrative expenses were approximately $18.3 million, an increase of approximately $1.0 million as compared to $17.3 million for the preceding year. The increase was mainly due to the increase in the headcounts for office staff of $1.2 million during the year ended December 31, 2025.

Listing expenses

For the year ended December 31, 2025, listing expenses were approximately $1.3 million, a slight decrease of approximately $0.1 million as compared to $1.4 million for the preceding year.

Income from operations

As a result of the aforementioned, our income from operations was approximately $19.4 million for the year ended December 31, 2025, and $9.5 million for the preceding year. The increase of approximately $9.9 million or 103.7% was primarily due to the increase in our gross profit, reflecting an increase in sales during the year.

Other income (expense)

Other income (expense) primarily consists of interest income, government subsidies, foreign exchange gain, net, scrap sofa sale income, gain on derecognition of right-of-use asset, sundry income, and offset by interest expense, professional fees on acquisition of HTL Marketing, change in fair value of derivatives financial instruments and sundry expense.

For the year ended December 31, 2025, our other income, net slightly increased $0.06 million or 4.4% from $1.3 million for the preceding year to $1.4 million. The increase was mainly due to the increase in foreign exchange gain of $1.3 million, increase in change in fair value of derivatives financial instruments of $0.3 million, increase in sundry income of $0.1 million, and offset by the increase in interest expense of $0.4 million and professional fees on acquisition of HTL Marketing of $1.3 million.

Income tax expenses

For the year ended December 31, 2025, income tax expense was approximately $4.2 million, an increase of approximately $1.8 million or 73.9% from $2.4 million for the prior year. This increase was attributable to the rise in operating income.

Net income

As a result of the foregoing, our net income for the years ended December 31, 2025 and 2024 was approximately $16.6 million and $8.4 million, respectively. Net income margin for the years ended December 31, 2025 and 2024 was 4.4% and 2.5%, respectively.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

	Years ended December 31,
	2023	2024	Change (Increase/(decrease))
	US$	US$	US$	%
Revenues, net	325,984,469	335,060,851	9,076,382	2.8
Cost of goods sold	(239,738,076)	(252,032,836)	12,294,760	5.1

Gross profit	86,246,393	83,028,015	(3,218,378)	(3.7)

Operating expenses:
Sales and distribution expenses	(51,622,790)	(54,727,281)	3,104,491	6.0
General and administrative expenses	(17,400,101)	(17,348,952)	(51,149)	(0.3)
Listing expenses	-	(1,440,130)	1,440,130	N/A
Total operating expenses	(69,022,891)	(73,516,363)	4,493,472	6.5

Income from operations	17,223,502	9,511,652	(7,711,850)	(44.8)

Other income (expense):
Interest expense	(881,717)	(1,042,888)	161,171	18.3
Interest income	339,351	119,306	(220,045)	(64.8)
Government subsidies	42,339	28,040	(14,299)	(33.8)
Foreign exchange (loss) gain, net	(8,196,633)	2,184,854	10,381,487	126.7
Scrap sofa sale income	696,290	562,310	(133,980)	(19.2)
Change in fair value of derivatives financial instruments	2,841,215	(403,350)	(3,244,565)	(114.2)
Sundry income (expense)	117,035	(123,411)	(240,446)	(205.4)
Total other (expense) income, net	(5,042,120)	1,324,861	6,366,981	126.3

Income before income taxes	12,181,382	10,836,513	(1,344,869)	(11.0)

Income tax expense	(1,864,201)	(2,415,742)	551,541	29.6

NET INCOME	10,317,181	8,420,771	(1,896,410)	(18.4)

Revenues, net

Our revenues increased by approximately $9.1 million, or 2.8%, from approximately $326.0 million for the year ended December 31, 2023 to $335.1 million for the year ended December 31, 2024, primarily driven by the following factors:

(a) $0.9 million or 0.3% increase in export sales revenue;

(b) $8.6 million or 88.0% surge in leather trading revenue, mainly due to stock replenishment at related party tannery factories; and

(c) $0.5 million or 10.0% decrease in retail sales revenue, primarily attributable to the decrease in the sale of our leather and fabric upholstered home furniture products. For the year ended December 31, 2024, rising inflation and weakened consumer sentiment had impacted our performance.

Cost of goods sold

Our cost of goods sold increased by approximately $12.3 million, or 5.1%, from approximately $239.7 million for the year ended December 31, 2023 to $252.0 million for the year ended December 31, 2024. The increase in cost of goods sold was primarily attributable to the increase in our revenues and a shift in product sales mix, as our sale of fabric sofas, which has a lower margin, accounted for a larger proportion of our total revenues.

Gross profit

As a result of the foregoing, gross profit for the years ended December 31, 2024 and 2023 was approximately $83.0 million and $86.2 million, respectively, with a decrease of approximately $3.2 million or 3.7%, primarily due to the shift in the sales mix among our products.

Sales and distribution expenses

For the year ended December 31, 2024, sales and distribution expenses were approximately $54.7 million, which increased by approximately $3.1 million or 6.0% from approximately $51.6 million for the preceding year. The increase was mainly due to increases in the salaries of our salespersons, higher warranty expenses, increase in ocean freights and inland trucking costs.

General and administrative expenses

For the year ended December 31, 2024, we incurred general and administrative expenses of approximately $17.3 million, a slight decrease of $0.05 million or 0.3%, as compared to approximately $17.4 million for the year ended December 31, 2023.

Listing expenses

For the year ended December 31, 2024, listing expenses were approximately $1.4 million, which mainly related to the audit fee of $0.7 million and listing maintenance fee of $0.4 million incurred during the IPO process. The Company was listed on Nasdaq on October 1, 2024.

Income from operations

As a result of the aforementioned, our income from operations decreased by approximately $7.7 million, or 44.8%, to approximately $9.5 million for the year ended December 31, 2024, as compared to approximately $17.2 million for the year ended December 31, 2023, which was primarily due to the decrease in our gross profit, increase in sales and distribution expenses and listing expenses during the year.

Other income (expense)

Other income (expense) primarily consists of interest income, government subsidies, foreign exchange gain, net, scrap sofa sale income, sundry income, and offset by interest expense, change in fair value of derivatives financial instruments and sundry expense.

For the year ended December 31, 2024, our total other income, net increased $6.4 million or 126.3% to approximately $1.3 million as compared to the total other expense, net of $5.0 million for the preceding year. The increase was mainly due to the increase in foreign exchange gain of $10.4 million, and offset by the decrease in change in fair value of derivatives financial instruments of $3.2 million, interest income of $0.2 million, scrap sofa sale income of $0.1 million and sundry income of $0.2 million.

Income tax expenses

For the year ended December 31, 2024, our income tax expense was approximately $2.4 million, an increase of approximately $0.6 million or 29.6% as compared to $1.9 million for the prior year. This increase was attributable to higher non-taxable items incurred during the year ended December 31, 2023, as compared to the year ended December 31, 2024.

Net income

As a result of the foregoing, our net income for the years ended December 31, 2024 and 2023 was approximately $8.4 million and $10.3 million, respectively, with a decrease of $1.9 million or 18.4%. Net income margin was 2.5% and 3.2%, respectively for the aforesaid years.

B. Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operating activities, IPO and equity financing from institutional investors. As of December 31, 2025, we reported working capital of approximately $20.4 million and retained earnings of approximately $2.8 million. For the year ended December 31, 2025, we had aggregate cash inflows of approximately $2.4 million.

As of December 31, 2024, we reported working capital of approximately $4.9 million and accumulated deficits of approximately $13.8 million. For the year ended December 31, 2024, we had aggregate cash outflows of approximately $6.6 million.

As of December 31, 2025 and 2024, our cash balance was $27.3 million and $24.9 million, respectively.

Working capital

The following table sets forth a summary of our working capital as of December 31, 2025 and 2024, respectively:

	As of December 31,
	2024	2025	Change
	US$	US$	US$	%
Current assets	107,774,538	125,765,852	17,991,314	16.7
Current liabilities	102,920,770	105,360,761	2,439,991	2.4
Net current assets (working capital)	4,853,768	20,405,091	15,551,323	320.4

As of December 31, 2025, current assets of $125.8 million comprised of cash and cash equivalents of $27.3 million, accounts receivables, net of $76.0 million, inventories, net of $9.6 million, deposit, prepayments and other receivables of $5.9 million, and amounts due from related parties of $7.0 million. Current liabilities of $105.4 million comprised of accounts payable of $4.5 million, accounts payable, related parties of $74.9 million, customer deposits of $1.2 million, accrued liabilities and other payables of $6.1 million, short-term borrowings of $10.4 million, warranty liabilities of $2.2 million, derivatives financial instruments of $0.07 million, income tax payable of $4.2 million, and lease liabilities, current portion of $1.9 million. As a result of the foregoing, working capital as of December 31, 2025 was $20.4 million.

As of December 31, 2024, current assets of $107.8 million comprised of cash and cash equivalents of $24.9 million, accounts receivables, net of $66.9 million, inventories, net of $8.0 million, amounts due from related parties of $2.8 million, and deposit, prepayments and other receivables of $5.1 million. Current liabilities of $102.9 million comprised of accounts payable of $2.7 million, accounts payable, related parties of $72.7 million, customer deposits of $0.9 million, accrued liabilities and other payables of $4.4 million, short-term borrowings of $15.3 million, amounts due to related parties of $0.3 million, warranty liabilities of $2.1 million, income tax payable of $2.5 million, and lease liabilities, current portion of $2.1 million. As a result of the foregoing, working capital as of December 31, 2024 was $4.9 million.

CASH FLOWS

The following table sets forth a summary of our cash flows for the years indicated:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash provided by operating activities	18,843,730	384,538	13,479,592
Net cash used in investing activities	(275,742)	(515,509)	(2,136,453)
Net cash used in financing activities	(23,278,934)	(5,527,866)	(9,377,770)
Effect on exchange rate change on cash and cash equivalents	(74,709)	(905,513)	450,101
Net change in cash and cash equivalents	(4,785,655)	(6,564,350)	2,415,470
BEGINNING OF YEAR	36,210,626	31,424,971	24,860,621
END OF YEAR	31,424,971	24,860,621	27,276,091

Operating activities

For the year ended December 31, 2025, we recorded net cash provided by operating activities of $13.5 million, which consisted of net income of $16.6 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of property, plant and equipment of $0.5 million, amortization of operating right-of-use assets of $2.0 million, allowance for obsolete inventories of $0.08 million, written-off inventories of $0.06 million, benefit for deferred income taxes of $0.04 million, provision for allowance for expected credit losses of $0.2 million, provision for warranty liabilities of $6.5 million, provision for reinstatement cost of $0.1 million, non-cash lease expense of $2.1 million, change in fair value of derivative financial instruments of $0.07 million, and written-off property, plant and equipment of $0.04 million. Change in operating assets and liabilities primarily included increase in accounts receivables of $9.3 million, increase in inventories of $1.6 million, increase in deposits, prepayments and other receivables of $0.7 million, decrease in warranty liabilities of $6.4 million, and being offset by increase in accounts payable of $3.9 million, increase in customer deposits of $0.3 million, increase in accrued liabilities and other payables of $1.6 million, and increase in income tax payable of $1.7 million.

For the year ended December 31, 2024, we recorded net cash provided by operating activities of $0.4 million, which consisted of net income of $8.4 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of property, plant and equipment of $0.2 million, amortization of operating right-of-use assets of $1.9 million, allowance for obsolete inventories of $0.3 million, written-off inventories of $0.05 million, benefit for deferred income taxes of $0.1 million, provision for warranty liabilities of $6.1 million, reversal of reinstatement cost of $0.05 million, non-cash lease expense of $1.9 million, change in fair value of derivative financial instruments of $0.4 million, and written-off of property, plant and equipment of $0.01 million. Change in operating assets and liabilities primarily included increase in accounts receivables of $9.6 million, increase in inventories of $2.1 million, increase in deposits, prepayments and other receivables of $0.1 million, decrease in accrued liabilities and other payables of $0.06 million, decrease in warranty liabilities of $6.3 million, and being offset by increase in accounts payable of $2.0 million, and increase in income tax payable of $1.3 million.

For the year ended December 31, 2023, we recorded net cash provided by operating activities of $18.8 million, which consisted of net income of $10.3 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of property, plant and equipment of $0.1 million, amortization of operating right-of-use assets of $1.5 million, allowance for obsolete inventories of $0.4 million, written-off inventories of $0.4 million, provision for deferred income taxes of $0.06 million, provision for allowance for expected credit losses of $0.1 million, provision for warranty liabilities of $4.4 million, provision for reinstatement cost of $0.3 million, non-cash lease expense of $1.7 million, and change in fair value of derivative financial instruments of $(2.8) million. Change in operating assets and liabilities primarily included decrease in accounts payable of $1.7 million, decrease in deposits, prepayments and other receivables of $0.1 million, decrease in accrued liabilities and other payables of $1.2 million, decrease in warranty liabilities of $5.2 million, and being offset by decrease in accounts receivable of $11.0 million, decrease in inventories of $2.0 million, increase in customer deposits of $0.9 million, and increase in income tax payable of $1.1 million.

Investing activity

For the year ended December 31, 2025, we recorded net cash used in investing activities of $2.1 million, being purchase of property, plant and equipment of $1.1 million and advance payment for acquisition of long-term investments of $1.0 million.

For the years ended December 31, 2024 and 2023, we recorded net cash used in investing activities of $0.5 million and $0.3 million, respectively which comprised of the purchase of property, plant and equipment for these years.

Financing activities

For the year ended December 31, 2025, we recorded net cash used in financing activities of $9.4 million, being proceeds from short-term borrowings of $56.9 million, repayments of short-term borrowings of $61.7 million, advances from related parties of $12.3 million, repayments to related parties of $21.1 million, and decrease in amount due from related parties due to reorganization and scrapping of $4.3 million.

For the year ended December 31, 2024, we recorded net used in financing activities of $5.5 million, being proceeds from short-term borrowings of $40.8 million, repayments of short-term borrowings of $26.5 million, advances from related parties of $20.8 million, repayments to related parties of $20.4 million, increase in amounts due from related parties due to reorganization and scrapping of $11.9 million, dividend paid to common shareholders of $11.8 million, and net proceeds from initial public offering of $3.6 million.

For the year ended December 31, 2023, we recorded net cash used in financing activities of $23.3 million, being proceeds from short-term borrowings of $35.4 million, repayments of short-term borrowings of $54.4 million, advances from related parties of $27.7 million, repayments to related parties of $30.7 million, and increase in amounts due from related parties due to reorganization and scrapping of $1.4 million.

Accounts receivable

Our net accounts receivable were $76.0 million and $66.9 million as of December 31, 2025 and 2024, respectively. The increase was primarily attributed to the increase in revenues for the year ended December 31, 2025.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods ranging from 7 to 115 days to our customers. We have not had and do not expect to have issues collecting payment from these longer ageing invoices.

As of December 31, 2025 and 2024, an aging analysis for our accounts receivable, net are as follows:

As of December 31, 2025	Balance	Current	1 – 120 days	121 – 150 days	151 – 180 days	Over 181 days
Accounts receivable	76,265,908	59,895,433	15,929,738	90,092	188,622	162,023
Allowance for expected credit losses	(255,199)	-	(5,915)	(31,854)	(100,309)	(117,121)
Accounts receivable, net	76,010,709	59,895,433	15,923,823	58,238	88,313	44,902

As of December 31, 2024	Balance	Current	1 – 120 days	121 – 150 days	151 – 180 days	Over 181 days
Accounts receivable	66,987,726	54,189,101	12,520,084	40,953	68,765	168,823
Allowance for expected credit losses	(59,124)	(8,549)	(6,846)	(226)	(499)	(43,004)
Accounts receivable, net	66,928,602	54,180,552	12,513,238	40,727	68,266	125,819

Accounts receivables are due from credit card processors and customers and related parties in export sales and leather trading. We have a policy for determining the allowance for expected credit losses based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each credit card processors and customers, and current economic industry trends. For individual (specific) provisions, we perform individual assessment of the debtors that exhibit indicators of elevated credit risk, such as current creditworthiness, past collection history, known disputes, and other information relevant to the individual counterparty’s ability to satisfy its obligations. For collective (general) provisions, we evaluate receivables on a pooled basis using historical collection experience adjusted for current conditions and anticipated future economic factors. These pooled estimates incorporate aging trends, historical loss rates, industry conditions, and macroeconomic forecasts relevant to our credit exposure. Based on these analyses, we develop an estimate of the expected credit losses for the accounts receivable.

Credit facility

HTL Marketing obtained the trade financing revolving and factoring facilities from United Overseas Bank Limited and Citibank Singapore Ltd in Singapore, in the aggregate principal amount of up to $33 million for the years ended December 31, 2024 and 2025. These facilities bear an effective average annual interest rate of 5.52% to 5.94% and maturity ranging from January 2026 to April 2026. As of December 31, 2025 and 2024, the total outstanding balance were $10.4 million and $15.3 million, respectively.

These banking facilities contain financial covenants requiring HTL Marketing to maintain defined financial ratios throughout the term of the facilities. We evaluated compliance with these covenants and determined that HTL Marketing was in compliance with all such requirements as of the reporting date.

These banking facilities are secured by an irrevocable corporate guarantee provided by one of our major shareholders, Golden Hill Capital Pte. Ltd. (“GHC”) with a maximum amount of $50 million and certain assignments of accounts receivable. The corporate guarantee expires six months after the full repayment of all loans.

Future Capital Requirements

Historically, our primary use of cash has been to finance working capital needs. We expect that we will be able to meet our needs to fund operations, capital expenditures and other commitments in the next 12 months primarily with our cash and cash equivalents, accounts receivable and operating cash flows.

We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, or at all.

Our capital requirements for 2025 and future years will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditure and contractual obligations with respect to operating leases. We lease most of our office facilities, retail stores and warehouses. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices, which further constrains our cash liquidity.

In order to enhance the growth in international trade business, we expect to incur approximately $2.1 million in the business development projects and the launch of more sales and marketing campaigns to expand the market exposure.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this filing, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and credit facility.

Capital Expenditures

Our capital expenditures amounted to approximately $1.1 million, $0.5 million, and $0.3 million relating to the purchase of property, plant and equipment for the years ended December 31, 2025, 2024 and 2023, respectively.

We plan to fund our future capital expenditures with our existing cash balance and cash flows from our operations. We will continue to make capital expenditures to meet the expected growth of our business, including property renovation, office equipment and leasehold improvements.

Contractual Obligations

We have also entered into commercial operating lease agreements with various third parties, for the use of retail stores and warehouse in Singapore.

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	US$	US$	US$	US$	US$
Operating lease obligations	7,497,260	1,924,657	3,229,234	1,031,274	1,312,095
Short-term borrowings	10,389,094	10,389,094	-	-	-
Total	17,886,354	12,313,751	3,229,234	1,031,274	1,312,095

Off-Balance Sheet Arrangements

We have off-balance sheet financial guarantees but do not have other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated and combined financial statements but have entered into derivative contracts on foreign currency forward contracts. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Off Balance Sheet Agreement	December 31, 2023 $ ‘million	December 31, 2024 $’million	December 31, 2025 $’million
Issuance of letter of credit	1.1	2.4	2.5
Outstanding foreign exchange derivative contracts	91.8	-	126.2

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

We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We establish an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major vendors

For the years ended December 31, 2023, 2024 and 2025, the vendor, being related parties, which accounted for 10% or more of our cost of goods sold and our outstanding accounts payable balances at year-end date, are presented as follows:

	Year ended December 31, 2025		As of December 31, 2025
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	US$		US$
HTL Furniture (China) Co., Ltd. (related party)	104,218,558	38%	4,587,578
HTL Furniture (Changshu) Co., Ltd. (related party)	83,491,944	31%	32,088,012
HTL Furniture (Kunshan) Co., Ltd. (related party)	28,965,947	11%	16,747,618

	Year ended December 31, 2024		As of December 31, 2024
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	US$		US$
HTL Furniture (China) Co., Ltd. (related party)	107,053,182	42%	10,998,808
HTL Furniture (Changshu) Co., Ltd. (related party)	74,784,827	30%	32,467,504
HTL Furniture (Kunshan) Co., Ltd. (related party)	32,054,553	13%	18,118,921

	Year ended December 31, 2023		As of December 31, 2023
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	US$		US$
HTL Furniture (China) Co., Ltd. (related party)	107,277,084	45%	11,330,061
HTL Furniture (Changshu) Co., Ltd. (related party)	68,735,988	29%	35,048,466
HTL Furniture (Kunshan) Co., Ltd. (related party)	33,666,337	14%	13,878,608

Liquidity risk

Our policy is to regularly monitor our liquidity requirements, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet our liquidity requirements in the short and long term. See “Liquidity and Capital Resources” for details.

HTL Marketing obtained the trade financing revolving and factoring facilities among various financial institutions in Singapore, in the aggregate principal amount of up to $33 million, which bear annual interest at the effective average rates of 5.52% to 5.94% with maturity of 90 days to 180 days. The purpose of these banking facilities is to support its furniture export and leather trading operations. These banking facilities are secured by an irrevocable corporate guarantee provided by GHC with a maximum aggregate amount of $50 million and certain assignments of accounts receivable. The corporate guarantee expires six months after the full repayment of all loans. As of December 31, 2024 and 2025, the short-term borrowings were $15.3 million and $10.4 million, respectively.

If HTL Marketing defaults on its obligations, GHC would be required to repay the outstanding amounts under the guarantee. A material default could adversely affect GHC’s capacity to support the Company future financing requirements.

While the guarantee does not create direct financial obligations for the Company, any operational disruption at HTL Marketing such as a loan termination would negatively impact the Company’s consolidated revenues and gross profit, as HTL Marketing accounts for approximately 95% of the Company’s export sales.

We closely monitor HTL Marketing’s loan utilization and repayment status on a monthly basis, and GHC provides quarterly updates regarding its continued ability to maintain the guarantee.

Economic and political risk

The Group is exposed to economic and political risks arising from fluctuations in macroeconomic conditions, including changes in economic growth, inflation, interest rates, and foreign exchange rates, which may affect customer demand, operating costs, and profitability. In addition, the Group operates across multiple jurisdictions and is subject to political and regulatory uncertainties, such as changes in trade policies, tariffs, foreign investment regulations, tax regimes, and sanctions, as well as potential geopolitical tensions that could disrupt business operations or supply chains. While the Group mitigates these risks through geographic diversification, ongoing monitoring of regulatory developments, and the implementation of appropriate risk management measures, adverse economic or political developments may still have a material impact on the Group’s operations and financial performance.

E. Critical Accounting Estimates

We prepare our consolidated and combined financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates, which we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

When reading our consolidated and combined financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Some of our accounting policies require a higher degree of judgment than others in their application. The accounting policies that involve critical accounting estimates include the following: (i) revenue recognition; (ii) accounts receivable, net; (iii) inventories; (iv) impairment of long-lived assets; (v) leases; and (vi) income taxes. See Note 2 — Summary of Significant Accounting Policies to our consolidated and combined financial statements for the disclosure of these accounting policies.

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated and combined financial statements included elsewhere in this annual report.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive officers	Age	Position
Phua Yong Pin	78	Chairman and Director
Phua Yong Tat	74	Vice Chairman and Director
Phua Mei Ming	48	Chief Executive Officer
Chai Zhengjie “Jeff”	54	Interim Chief Financial Officer
Jun Wang (1)(2)(3)	43	Independent non-executive director
Lee Ai Ming (1)(2)(3)	71	Independent non-executive director
Sophia Dai (1)(2)(3)	44	Independent non-executive director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nomination Committee

Below is a summary of the business experiences of each our executive officers and directors:

Phua Yong Pin is the Chairman and a director of the Company. Mr. Phua oversees the HTL Group’s overall management, merger and acquisition and corporate/commercial transaction matters, and is responsible for overseeing the PRC, Vietnam and India based manufacturing and retail operations of HTL Group. Mr. Phua is one of the founders of the Company and the HTL Group, and has committed to expanding and promoting the Company’s business for upholstered furniture. Mr. Phua has over 40 years of experience in the furniture industry. Since September 2020, Mr. Phua has been the Chairman of the HTL Group. From April 2020 to September 2020, Mr. Phua was a consultant of the HTL Group. From April 2010 to March 2020, Mr. Phua was the Group Chairman of the HTL Group. From August 1993 to March 2010, Mr. Phua was a director of Hwa Tat Lee Holdings Pte Ltd., before it changed its name to HTL International Holdings Limited. In September 1991, Phua Yong Pin co-founded Hwa Tat Lee Holding Pte Ltd and acted as its Executive Director until August 1993. Mr. Phua co-founded HTL Manufacturing, the predecessor of the HTL Group in the 1980s as a sofa maker in Singapore.

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

Chai Zhengjie “Jeff” is the interim Chief Financial Officer of the Company, a position he was appointed to on November 19, 2025, following the departure of the Company’s previous Chief Financial Officer. Mr. Chai has served as the CFO and secretary of HTL Furniture Inc., a U.S. company which is a related party of the Company, since January 2024. Mr. Chai has also served as Regional VP of Finance for a few subsidiaries of the Company since January 2024. Mr. Chai was the CFO, secretary and VP of Finance and Operations of HTL Furniture Inc. from September 2020 to December 2023. Mr. Chai received his bachelor of science degree in Accountancy from Boise State University in 2004, a Master of Business Administration degree from Boise State University in 1999, and a bachelor of engineering in International Business and Automatic Control Engineering degree from Shanghai Jiao Tong University in 1994. Mr. Chai is a licensed Certified Public Accountant.

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

B. Compensation

Compensation of Directors and Executive Officers

HomesToLife Cayman was incorporated in 2024. Prior to August 1, 2024, we did not pay our executive officers. We entered into employment agreements with our Chief Executive Officer, Phua Mei Ming, and former Chief Financial Officer, Chew Kwang Yong, on August 1, 2024, under which they receive nominal remuneration. The majority of the compensation of Phua Mei Ming and of Chew Kwang Yong prior to his departure from the Company, are paid by other companies within the HTL Group.

As the interim Chief Financial Officer, Chai Zhengjie “Jeff” signed an employment agreement with HTL Furniture Inc., a U.S. company which is a related party of the Company, and his compensation has been paid by HTL Furniture Inc.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

In the year ended December 31, 2025, the compensation paid to our directors and executive officers was $1,425,811.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the years ended December 31, 2025, 2024, and 2023.

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

Incentive Compensation

We maintain performance-based bonus and sales incentive schemes for eligible employees.

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

Employment Agreements and Director Agreements

We entered into employment agreements with each of our executive officers, Ms. Phua Mei Ming and Mr. Chew Kwang Yong, pursuant to which such individuals are employed as an executive officer for a continuous term unless we or the executive officer gives prior notice to terminate such employment in accordance with the employment agreement. Our employment agreement with Mr. Chew Kwang Yong was terminated on November 19, 2025, upon the advance notice by Mr. Chew. We may terminate the employment for cause without notice, at any time for certain acts, such as repeated or continuing breach of the executive officer’s obligations under the employment agreement, any act or conduct which would bring the executive officer or our company into disrepute, any serious misconduct, unreasonable absenteeism or willful disobedience of our company’s lawful orders, willful refusal to perform all or any duties, insubordination, breach of company secrecy, or violation of the applicable laws and regulations. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice or upon payment of 3 months remuneration in lieu of notice for the relevant notice period.

As the interim Chief Financial Officer, Chai Zhengjie “Jeff” signed an employment agreement with HTL Furniture Inc., a U.S. company which is a related party of the Company.

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

	Shares Beneficially Owned
Name of Beneficial Owners(1)	Number	%

Directors and Executive Officers:
Phua Yong Pin(2)	42,506,250	47.4
Phua Yong Tat(2)	42,506,250	47.4
Phua Mei Ming	-	-
Chai Zhengjie “Jeff”	625	*
Jun Wang	-	-
Lee Ai Ming	-	-
Sophia Dai	-	-
All directors and executive officers as a group (7 persons)	85,013,125	94.8
5% shareholders:
Golden Hill BVI(2)	10,012,500	11.2
New Century International Homes Pte. Ltd. (2)	75,000,000	83.6

* Less than 1%.

(1)	Unless otherwise noted, the business address of each of the above entities or individuals is 6 Raffles Boulevard, #02-01/02, Marina Square, Singapore 039594.

(2)	Each of Phua Yong Pin and Phua Yong Tat indirectly owns 50% of Golden Hill Capital Ltd and of New Century International Homes Pte. Ltd. As such, Phua Yong Pin and Phua Yong Tat are deemed to jointly beneficially own 85,012,500 Shares held through Golden Hill BVI. The mailing address for Golden Hill BVI and of New Century International Homes Pte. Ltd. is 229 Mountbatten Road, #03-44/45, Singapore 398007.

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

Nature of relationships with related parties:

Name of related party	Relationship with the Company
New Century International Homes Pte. Ltd.	Controlling shareholder
Golden Hill Capital Pte. Ltd. (“GHC”)	Major shareholder
Golden Hill Capital Ltd.	Indirect major shareholder
Gruppo 8 S.R.L.	Entity controlled by two common controlling beneficial shareholders
H.T.L. Furniture, Inc.	Entity controlled by two common controlling beneficial shareholders
Corium Italia S.R.L.	Entity controlled by two common controlling beneficial shareholders
HTL Global Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Trading (India) Private Limited	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (China) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Changshu) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Sofa (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Huaian) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture Vietnam Company Limited.	Entity controlled by two common controlling beneficial shareholders
HTL Product Design (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Import/Export Trading (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Sofa India Private Limited	Entity controlled by two common controlling beneficial shareholders
Trends Leather (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Middle East Furniture LLC	Entity controlled by two common controlling beneficial shareholders
New Century Overseas Investments Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Home Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Leather Trading (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders, closed on January 10, 2025
HTL Leather (China) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Manufacturing Pte Ltd.	Entity controlled by two common controlling beneficial shareholders, sold out on April 22, 2025

Related party balances consisted of the following:

US$			As of December 31,		As of February 28,
			2024	2025	2026
Name of related party	Nature

Gruppo 8 S.R.L.	Accounts receivable – related parties	(a)	$26,025	$101,783	$7,394
Corium Italia S.R.L.	Accounts receivable – related parties	(a)	287,910	154,660	155,252
Trends Leather (Yangzhou) Co., Ltd.	Accounts receivable – related parties	(a)	615,016	5,507,066	4,782,831
			$928,951	$5,763,509	$4,945,477

HTL Global Pte. Ltd.	Amount due from related party	(b)	$996,316	$2,708,435	$1,095,577
New Century International Homes Pte. Ltd.	Amount due from related party	(b)	1,811,538	1,571,817	1,571,818
Golden Hill Capital Pte Ltd	Amount due from related party	(b)	-	2,745,840	-
			$2,807,854	$7,026,092	$2,667,395

HTL Furniture (China) Co., Ltd.	Accounts payable – related parties	(c)	$10,998,808	$4,587,578	$2,645,258
HTL Furniture (Changshu) Co., Ltd.	Accounts payable – related parties	(c)	32,467,504	32,088,012	34,032,059
HTL Sofa (Kunshan) Co., Ltd.	Accounts payable – related parties	(c)	18,118,921	16,747,618	15,093,458
HTL Furniture (Huaian) Co., Ltd.	Accounts payable – related parties	(c)	9,031,916	8,173,680	4,150,564
HTL Import/Export Trading (Kunshan) Co., Ltd.	Accounts payable – related parties	(c)	22,885	176,533	163,396
HTL Furniture Vietnam Company Limited.	Accounts payable – related parties	(c)	1,398,608	12,017,175	12,399,219
HTL Furniture (Yangzhou) Co., Ltd.	Accounts payable – related parties	(c)	-	85,458	54,707
HTL Product Design (Kunshan) Co., Ltd.	Accounts payable – related parties	(c)	659,510	845,404	620,352
HTL Middle East Furniture LLC	Accounts payable – related parties	(c)	26,647	29,900	30,970
Corium Italia S.R.L	Accounts payable – related parties	(c)	-	45,215	45,389
Gruppo 8 S.R.L.	Accounts payable – related parties	(c)	-	94,417	-
			$72,724,799	$74,890,989	$69,235,372

HTL Global Pte. Ltd.	Amount due to related party	(d)	$292,753	$-	$-

(a)	Accounts receivable due from related parties represented trade receivables from the sale of goods with the Company in the normal course of business, which are unsecured, interest-free and grant with credit terms ranging from 60 to 90 days from the issue date of invoice.
(b)	These balances represented non-trade temporary advances made by the Company, which are unsecured, interest-free and repayable on demand.
(c)	Accounts payable due to related parties represented trade payables from the purchase of goods to the Company in the normal course of business, which are unsecured, interest-free and payable on demand.
(d)	These balances represented non-trade temporary advances, which are unsecured, interest-free and has no fixed terms of repayment.

In the ordinary course of business, during the years ended December 31, 2023, 2024 and 2025, the Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		Years ended December 31,
		2023	2024	2025	From January 1, 2026, to February 28, 2026
Name of related parties	Nature

HTL Furniture Inc	Sale of Sofa	$168,910	$212,654	$143,808	$1,558
New Century Trading（India）Private Limited	Sale of Sofa	217	2,273,588	2,660,281	205,338
Corium Italia S.R.L	Sale of Sofa	(1,607)	-	-	-
HTL Leather Trading (Yangzhou) Co., Ltd.	Sale of leather	7,015,330	-	-	-
Trends Leather (Yangzhou) Co., Ltd.	Sale of leather	2,105,669	16,706,676	18,884,960	1,793,918
HTL Leather (China) Co., Ltd.	Sale of leather	692,485	-	-	-

		$9,981,004	$19,192,918	$21,689,049	$2,000,814

Corium Italia S.R.L	Purchase of goods	$28,008	$14,410	$-	$-
HTL Import/Export Trading (Kunshan) Co. Ltd.	Purchase of goods	132,563	92,165	461,824	55,511
Gruppo 8 S.R.L.	Purchase of goods	-	105,344	835,250	-
New Century Sofa India Private Limited	Purchase of goods	1,217,589	8,044,440	7,910,832	761,265
HTL Furniture (Huai An) Co., Ltd.	Purchase of goods	17,289,382	10,967,375	9,797,106	1,750,241
HTL Furniture Vietnam Company Limited.	Purchase of goods	-	3,901,169	21,255,119	4,916,887
HTL Furniture (Kunshan) Co., Ltd.	Purchase of goods	33,666,337	32,054,553	28,965,947	3,797,407
HTL Furniture (Changshu) Co., Ltd.	Purchase of goods	68,735,988	74,784,827	83,491,944	13,150,783
HTL Furniture (China) Co., Ltd.	Purchase of goods	107,277,084	107,053,182	104,218,558	17,074,230
Trends Leather Yangzhou Co Ltd	Purchase of sample leather	3,288	1,182	1,231	-

		$228,350,239	$237,018,647	$256,937,811	41,506,324

HTL Global Pte. Ltd.	Commission income	$-	$-	$14,573	$-
Gruppo 8 S.R.L.	Commission income	-	27,205	69,409	-
Corium Italia S.R.L	Commission income	240,662	107,049	-	-

		$240,662	$134,254	83,982	$-

New Century Trading（India）Private Limited -Mumbai	Commission expense	$55,358	$253,695	$377,863	$68,460
HTL Furniture Inc	Commission expense	2,193,852	1,979,659	2,038,722	498,384
HTL Furniture Inc	Service fee	-	453,795	395,290	27,692

		$2,249,210	$2,687,149	$2,811,875	$594,536

HTL Furniture (Yangzhou) Co. Ltd	Professional fee	$-	$-	$522,234	$122,656
HTL Import/Export Trading (Kunshan) Co. Ltd	Professional fee	-	110,392	560,638	272,456
HTL Product Design (Kunshan) Co. Ltd	Professional fee	4,200,561	5,411,696	5,178,857	671,648

		$4,200,561	$5,522,088	$6,261,729	$1,066,760

HTL Global Pte. Ltd. (SG)	Recharge of costs	$-	$104,381	$6,905	$-
HTL MIDDLE EAST FURNITURE L.L.C	Recharge of costs	-	-	119,015	30,971
New Century Trading（India）Private Limited	Recharge of costs	1,045,600	-	-	19,500

		$1,045,600	$104,381	$125,920	$50,471

H.T.L. Furniture, Inc.	Showroom rental expense	$494,660	$552,824	$524,897	$56,260

New Century International Homes Pte Ltd	Office rental income	$-	$-	$4,609	$-

New Century Trading（India）Private Limited	Ocean Freight recharge	$-	$-	$242,249	$-

HTL Furniture Inc	Customers’ Claims	$-	$-	$40,426	$11,718

HTL Global Pte. Ltd. (SG)	Management fees	$-	$-	$3,452	$-

HTL Manufacturing Pte Ltd	Other Income - Service Fee	$114,657	$-	$-	$-

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended the combined and consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We have not previously declared or paid cash dividends and there is no guarantee that we will declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We may pay out dividends where we assess that we have sufficient available funds. However, even though we may intend to pay out such dividends, there is no guarantee that we will do so. Therefore, you should not rely on an investment in our Shares as a source for any future dividend income.

We are a holding Company incorporated in the Cayman Islands. We rely principally on dividends from our operating subsidiaries for our cash requirements, including any payment of dividends to our shareholders.

The Company’s board of directors has the authority to pay interim dividends. Subject to the requirements of the Companies Act, the Company may by ordinary resolution declare final dividends in accordance with the respective rights of its shareholders but no dividend shall exceed the amount recommended by the directors. Even if our directors and shareholders decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Subject to the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in accordance with the respective rights of the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles of Association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of distributable profits.

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

Transfer of Ordinary Shares

Subject to the Companies Act and our Memorandum and Articles of Association and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq (if such ordinary shares are listed on Nasdaq), a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in such other form as our board of directors may approve, executed:

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Cayman Companies Act allows a special resolution to be passed in writing if signed by all the being entitled to vote shareholders (if so authorized by the memorandum and articles of association).

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

A Singapore tax resident individual is taxed at progressive rates ranging from 0% to a maximum rate of 24% after deduction of qualifying personal reliefs where applicable, with effect from Year of Assessment (“YA”) 2024 onwards.

Non-resident individuals are generally subject to income tax on income accrued in or derived from Singapore at flat rate of 15% or at the progressive resident rates ranging from 0% to a maximum rate of 24%, whichever yields a higher tax. A non-resident individual exercising a short-term employment in Singapore for not more than 60 days may be exempt from tax in Singapore. Such short-term employment exemption does not apply if the individual receives payment in the capacity of a board director, a public entertainer or a professional in Singapore or if the individual’s absences from Singapore are incidental to his or her Singapore employment.

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

In addition, foreign-owned investment holding companies with purely passive sources of income and/ or receiving only foreign-sourced income (generally companies with 50% or more of their shares held by foreign companies or non-Singapore individual shareholders), the Inland Revenue Authority of Singapore may require the company to demonstrate decisions on strategic matters are made in Singapore and management of its business is exercised in Singapore when determining its tax residency status. Apart from demonstrating that decisions on strategic matters are made in Singapore, the company must also:

-	Have at least 1 director based in Singapore who holds an executive position and is not a nominee director;
-	Have at least 1 key employee (e.g. CEO, CFO, COO) based in Singapore; or
-	Be managed by a related company based in Singapore (e.g. the related company makes the decisions relating to the operations of the foreign-owned investment holding company or reviews the performance of the investments of the company)

A Singapore tax resident company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply. If the foreign-sourced income is subject to tax in Singapore and overseas, tax reliefs may be available to alleviate the double taxation suffered.

Foreign-sourced income received or deemed to be received in Singapore by a Singapore tax resident company may be exempt from Singapore income tax pursuant to Section 13(8) of the Income Tax Act 1947 of Singapore under the tax exemption regime for specified foreign-sourced income, which includes foreign-sourced dividend, foreign branch profits and foreign-sourced service income, provided that the prescribed qualifying conditions are satisfied.

The prevailing corporate income tax rate in Singapore is 17%. Under the tax exemption scheme for new start-up companies, qualifying newly incorporated companies may enjoy tax exemption on 75% of the first S$100,000 of normal chargeable income and 50% of the next S$100,000 of normal chargeable income for each of the company’s first three consecutive YAs falling in or after YA 2020.

To qualify for the new start-up companies tax exemption scheme, the company must be incorporated in Singapore, be a tax resident in Singapore for that YA and have no more than 20 shareholders throughout the basis period for that YA, with at least one shareholder being an individual holding at least 10% of the issued ordinary shares. The new start-up companies tax exemption scheme does not apply to investment holding companies or companies engaged in property development for sale, investment or both.

From YA 2020 onwards, companies that do not qualify for the start-up tax exemption scheme may instead benefit from the partial tax exemption scheme. Under the partial tax exemption scheme, 75% of the first S$10,000 of normal chargeable income and 50% of the next S$190,000 of normal chargeable income are exempt from corporate income tax.

As announced in Singapore Budget 2026, a corporate income tax rebate will be granted for YA 2026. Eligible companies will receive a rebate equivalent to 40% of their corporate income tax payable for YA 2026, subject to a maximum benefit of S$30,000 per company. Active companies that employed at least one local employee in the 2025 calendar year may receive a minimum benefit of S$1,500 in the form of a CIT Rebate Cash Grant, even if their tax payable is reduced by existing exemptions and reliefs. The CIT rebate will be applied automatically by the Inland Revenue Authority of Singapore based on the company’s estimated chargeable income and tax return filings for YA 2026, and no separate application is required.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. As such, no Singapore withholding tax is imposed on the payment of such dividends.

Gains on Disposal of our Shares

Under Section 10L of the Singapore Income Tax Act, which became effective on January 1, 2024, foreign-sourced gains derived from the sale or disposal of a foreign asset and received in Singapore by an entity that is a member of a relevant group may be treated as income chargeable to tax under Section 10(1)(g) of the Singapore Income Tax Act.

For purposes of Section 10L, “foreign-sourced disposal gains” generally refer to gains derived from the sale or disposal of movable or immovable property situated outside Singapore. A group will be regarded as a relevant group if the entities within the group are not all incorporated, registered or established in Singapore, or if any entity within the group has a place of business outside Singapore. For these purposes, an entity includes any legal person (other than an individual), as well as a general partnership, limited partnership or trust.

Foreign-sourced disposal gains will generally be subject to tax in Singapore only if they are received in Singapore by an entity that does not have adequate economic substance in Singapore and where the sale or disposal of the foreign asset occurs on or after January 1, 2024. Foreign-sourced disposal gains derived by foreign entities (that is, entities incorporated, registered or established outside Singapore) that do not operate in or from Singapore will generally fall outside the scope of Section 10L.

Investors should consult their own tax advisers regarding the tax consequences of any gains arising from the disposition of our ordinary shares.

Corporate shareholders that are subject to Singapore income tax treatment under Section 34A or 34AA of the Singapore Income Tax Act in connection with the adoption of Singapore Financial Reporting Standard 39 (FRS 39) or Singapore Financial Reporting Standard 109 (FRS 109) may, for accounting purposes, be required to recognize gains or losses (other than capital gains or losses) even if there has been no sale or disposal of our ordinary shares. Such corporate shareholders should consult their own accounting and tax advisers regarding the Singapore income tax implications of acquiring, holding, or disposing of our ordinary shares as a result of the adoption of FRS 39 or FRS 109.

Shareholders should consult their own tax advisers regarding the Singapore tax consequences of the acquisition, ownership and disposition of our ordinary shares arising from the adoption of FRS19 or FRS109.

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

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we have not previously declared or paid cash dividends and there is no guarantee that we will declare or pay any dividends in the near future on our shares, however, we may pay out dividends where we assess that we have sufficient available funds. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, Shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Shares are expected to be.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We have significant exposure to exchange rate fluctuations, both due to translation and transaction exposures. Translation exposures arise from measuring income statements of foreign subsidiaries with functional currencies other than the U.S. dollar. Transaction exposures involve impact from (i) input costs that are denominated in currencies other than the local reporting currency and (ii) revaluation of working capital balances denominated in currencies other than the functional currency. We leverage our diversified portfolio of exposures as a natural hedge. In certain cases, we enter into non-qualifying foreign currency contracts to hedge certain balance sheet items subject to revaluation. The change in fair value of these instruments and the underlying exposure are both immediately recognized in earnings, substantially offsetting the foreign currency mark-to-market impact of the related exposure.

Currently we have a foreign currency hedging policy. We monitor foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Concentration and credit risk

The Company is exposed to the following concentrations of risks:

(a) Major customers

For the years ended December 31, 2023, 2024 and 2025, the customers who accounted for more than 10% of the Company’s total revenues are presented as follows:

	Years ended December 31,
	2023	2024	2025
Customer A	24%	25%	25%
Customer B	12%	10%	8%

As of December 31, 2024 and 2025, accounts receivable due from these customers which accounted for more than 10% of the total consolidated accounts receivable, respectively are presented as follows:

	As of December 31,
	2024	2025
Customer A	38%	32%
Customer B	19%	15%

(b) Major vendors

For the years ended December 31, 2023, 2024 and 2025, the vendors who accounted for more than 10% of the Company’s cost of goods sold are presented as follows:

	Years ended December 31,
	2023	2024	2025
Vendor A, related party	45%	42%	38%
Vendor B, related party	29%	30%	31%
Vendor C, related party	14%	13%	11%

As of December 31, 2024 and 2025, accounts payable due to these vendors which accounted for more than 10% of the total consolidated accounts payable, respectively are presented as follows:

	As of December 31,
	2024	2025
Vendor A, related party	15%	6%
Vendor B, related party	43%	40%
Vendor C, related party	24%	21%

The major vendors of the Company are located in China.

Interest Rate Risk

The Company is exposed to interest rate risk primarily relating to the fixed-rate trading financing and factoring facility. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

Inflation Risk

After peaking during the post-pandemic period of 2022–2023, when supply-chain disruptions, labor shortages, and elevated energy and commodity prices drove inflation to historically high levels, global inflation has continued to ease through 2024 and into 2025 and remains significantly below its prior peak. Despite this moderation, inflation levels in many markets remain elevated relative to long-term averages. Persistently higher prices can erode consumers’ real disposable incomes and weaken consumer confidence, which may lead households to defer, scale back, or reprioritize discretionary spending on home furnishings. As a result, consumers may become increasingly price sensitive, favoring lower-cost alternatives or delaying purchase decisions altogether. This shift in purchasing behavior could place downward pressure on our product pricing and sales volumes, adversely affecting the Company’s revenue and profitability. In addition, inflationary pressures may increase the costs of raw materials, labor, transportation, energy, and other goods and services required to operate and expand the business. If the Company is unable to fully pass these higher input costs on to customers in a timely manner, margins and overall financial performance may be negatively impacted.

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

The net proceeds raised from the initial public offering were approximately US$3,554,110 after deducting underwriting discounts and all offering expenses paid or payable by us. As of the date of this annual report, we have used approximately US$3,416,133 from the net proceeds for funding working capital and other general corporate purposes. None of the expenses included payments to our directors or officers or their associates, or persons owning more than 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective as our management has established sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

(b)	Management’s annual report on internal control over financial reporting.

As required by SEC rules and regulations implementing Section 404 of the Sarbanes-Oxley Act, our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company,

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect errors or misstatements in our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting at December 31, 2025. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on our assessments and those criteria as described above, and given that no material weaknesses were identified in our disclosure controls, management determined that we maintain an effective internal control over financial reporting as of December 31, 2025.

(c)	Attestation report of the registered public accounting firm.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as we are an emerging growth company under the JOBS Act. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Audit Alliance LLP and CLA Global TS Public Accounting Corporation, our independent registered public accounting firms. Audit Alliance LLP ceased to be our independent registered public accounting firm on June 5, 2025. On June 6, 2025, we appointed CLA Global TS Public Accounting Corporation as our independent registered public accounting firm. The Company’s decision of the change of the Company’s independent registered public accounting firm was not the result of any disagreement between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

	For the Fiscal Years Ended December 31,
	2025	2024	2023
Audit fees(1)	398,546	732,850	-
- Annual audit fee	333,333	190,000	-
- Interim audit fee	65,213	54,500
- IPO audit fees(2)	-	488,350	-
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(3)	-	-	-
Total	398,546	732,850	-

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by Audit Alliance LLP for the audit of our annual financial statements and for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024 and up to the date they ceased to be our independent registered public accounting firm on June 5, 2025. The interim audit fee during the fiscal year ended December 31, 2025 was billed by CLA Global TS Public Accounting Corporation for the review of the interim financial statements after June 5, 2025.

(2)	IPO audit fees cover the fiscal year ended December 31, 2024 for the audits of our financial statements in connection with our initial public offering in 2024.

(3)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Audit Alliance LLP and CLA Global TS Public Accounting Corporation, in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Audit Alliance LLP and CLA Global TS Public Accounting Corporation.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previously disclosed.

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

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business in General — A cybersecurity attack, data breach or other security incident could impact our sites, networks, systems, platforms, confidential information and assets causing damage and substantial harm to our business and operating results, reputation and brand, and resulting in proceedings or actions against us by government regulatory bodies or private parties.”

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

Within management, the Group’s IT manager is primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

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

Item 18. FINANCIAL STATEMENTS

The consolidated and combined financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of HomesToLife Ltd (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

2.1	Registrant’s Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

2.2*	Description of Securities registered under Section 12 of the Exchange Act

4.1^	Amended and Restated Products Supply Agreement dated May 20, 2024 between HomesToLife Pte. Ltd. and HTL Marketing Pte. Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.2^	Amended and Restated Exclusive Brand Distribution Agreement dated May 20, 2024 between HomesToLife Pte. Ltd. and HTL Marketing Pte. Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.3^	Employment Agreement of Phua Mei Ming, dated August 1, 2024 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.4^	Employment Agreement of Chew Kwang Yong, dated August 1, 2024 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.5	Form of Independent Director Appointment Letter (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.6	Form of HomesToLife Ltd 2024 Incentive Securities Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.7	Contract Manufacturing Agreement dated November 1, 2024 between HTL FAR EAST PTE. LTD. and HTL FURNITURE (China) CO., LTD (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

4.8*	Contract Manufacturing Agreement dated January 4, 2021 between HTL MARKETING PTD LTD and HTL FURNITURE (China) CO., LTD

8.1*	List of Subsidiaries and Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)

11.2	Clawback Policy (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)

11.3	Insider Trading Policy (incorporated by reference to Exhibit 11.3 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

^	Certain terms have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. The Registrant hereby undertakes to furnish copies of any of the terms upon request by the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HomesToLife Ltd

	By:	/s/ Phua Mei Ming
Phua Mei Ming
Chief Executive Officer
(Principal Executive Officer)
Date: March 23, 2026

HOMESTOLIFE LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

HOMESTOLIFE LTD AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated and combined balance sheets of HomesToLife Ltd and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2025 and 2024, the related consolidated and combined statements of operations and comprehensive income, consolidated and combined statement of changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

March 23, 2026

CLA Global TS Public Accounting Corporation

Singapore

We have served as the Company’s auditor since 2025.

HOMESTOLIFE LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	$24,860,621	$27,276,091
Accounts receivable, net (including receivable from related parties of $928,951 and $5,763,509 as of December 31, 2024 and 2025, respectively)	66,928,602	76,010,709
Inventories, net	8,032,089	9,599,490
Amounts due from related parties	2,807,854	7,026,092
Deposit, prepayments and other receivables	5,145,372	5,853,470
Total current assets	107,774,538	125,765,852

Non-current assets:
Property, plant and equipment, net	3,734,157	4,354,206
Right-of-use assets, net	6,632,749	7,363,312
Other non-current assets	-	1,000,000
Deferred tax asset, net	636,581	673,416
Total non-current assets	11,003,487	13,390,934
TOTAL ASSETS	$118,778,025	$139,156,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,701,283	$4,475,242
Accounts payable, related parties	72,724,799	74,890,989
Customer deposits	853,626	1,195,989
Accrued liabilities and other payables	4,428,806	6,065,126
Short-term borrowings	15,255,874	10,389,094
Amounts due to related parties	292,753	-
Lease liabilities, current	2,100,281	1,924,657
Warranty liabilities	2,095,842	2,188,814
Derivatives financial instruments	-	74,765
Income tax payable	2,467,506	4,156,085
Total current liabilities	102,920,770	105,360,761

Long-term liabilities:
Provision for reinstatement cost	262,479	382,112
Lease liabilities	4,883,321	5,572,603
Total long-term liabilities	5,145,800	5,954,715

TOTAL LIABILITIES	108,066,570	111,315,476

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, $0.0001 par value, 500,000,000 shares authorized,89,687,500 and 89,687,500 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	8,969	8,969
Additional paid-in capital	37,179,424	37,179,424
Accumulated other comprehensive loss	(12,686,896)	(12,111,193)
(Accumulated losses) retained earnings	(13,790,042)	2,764,110
Total shareholders’ equity	10,711,455	27,841,310

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,778,025	$139,156,786

*	The shares amounts are presented on a retroactive basis, giving the effect from the completion of common control acquisition.

See accompanying notes to the consolidated and combined financial statements.

HOMESTOLIFE LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Years ended December 31,
	2023	2024	2025

Revenues, net
From third parties	$316,003,465	$315,867,933	$356,187,074
From related parties	9,981,004	19,192,918	21,689,049
	325,984,469	335,060,851	377,876,123
Cost of goods sold	(239,738,076)	(252,032,836)	(272,571,322)

Gross profit	86,246,393	83,028,015	105,304,801

Operating expenses:
Sales and distribution expenses	(51,622,790)	(54,727,281)	(66,331,518)
General and administrative expenses	(17,400,101)	(17,348,952)	(18,336,882)
Listing expenses	-	(1,440,130)	(1,265,042)
Total operating expenses	(69,022,891)	(73,516,363)	(85,933,442)

Income from operations	17,223,502	9,511,652	19,371,359

Other income (expense):
Interest expense	(881,717)	(1,042,888)	(1,406,903)
Interest income	339,351	119,306	23,134
Government subsidies	42,339	28,040	69,994
Foreign exchange (loss) gain, net	(8,196,633)	2,184,854	3,505,118
Professional fees on acquisition of HTL Marketing	-	-	(1,261,560)
Scrap sofa sale income	696,290	562,310	414,664
Change in fair value of derivatives financial instruments	2,841,215	(403,350)	(74,765)
Gain on derecognition of right-of-use asset	-	-	90,368
Sundry income (expense)	117,035	(123,411)	22,563
Total other (expense) income, net	(5,042,120)	1,324,861	1,382,613

Income before income taxes	12,181,382	10,836,513	20,753,972

Income tax expense	(1,864,201)	(2,415,742)	(4,199,820)

NET INCOME	$10,317,181	$8,420,771	$16,554,152

Other comprehensive income (loss):
– Foreign currency translation adjustments	(712,497)	(1,438,060)	575,703

COMPREHENSIVE INCOME	$9,604,684	$6,982,711	$17,129,855

Weighted average number of ordinary shares:
Basic and diluted *	88,250,000	89,687,500	89,687,500

EARNINGS PER SHARE – BASIC AND DILUTED	$0.12	$0.09	$0.18

*	The shares amounts are presented on a retroactive basis, giving the effect from the completion of common control acquisition.

See accompanying notes to the consolidated and combined financial statements.

HOMESTOLIFE LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary shares		Additional	Accumulated other		Total
	No. of shares *	Amount	paid-in capital	comprehensive loss	Accumulated losses	shareholders’ equity

Balance as of January 1, 2023*	13,250,000	1,325	33,632,957	(10,536,339)	(7,399,993)	15,697,950

Retroactive application of common control acquisition	75,000,000	7,500	(7,500)	-	(13,180,994)	(13,180,994)

Adjusted opening balance	88,250,000	8,825	33,625,457	(10,536,339)	(20,580,987)	2,516,956

Net income for the year	-	-	-	-	10,317,181	10,317,181

Foreign currency translation adjustment	-	-	-	(712,497)	-	(712,497)

Balance as of December 31, 2023	88,250,000	8,825	33,625,457	(11,248,836)	(10,263,806)	12,121,640

Retroactive application of common control acquisition	-	-	-	-	(11,947,007)	(11,947,007)

Adjusted opening balance	88,250,000	8,825	33,625,457	(11,248,836)	(22,210,813)	174,633

Proceeds from initial public offering, net of expenses	1,437,500	144	3,553,967	-	-	3,554,111

Net income for the year	-	-	-	-	8,420,771	8,420,771

Foreign currency translation adjustments	-	-	-	(1,438,060)	-	(1,438,060)

Balance as of December 31, 2024	89,687,500	8,969	37,179,424	(12,686,896)	(13,790,042)	10,711,455

Net income for the year	-	-	-	-	16,554,152	16,554,152

Foreign currency translation adjustments	-	-	-	575,703	-	575,703

Balance as of December 31, 2025	89,687,500	8,969	37,179,424	(12,111,193)	2,764,110	27,841,310

*	The shares amounts are presented on a retroactive basis, giving the effect from the completion of common control acquisition.

See accompanying notes to the consolidated and combined financial statements.

HOMESTOLIFE LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Years ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net income	$10,317,181	$8,420,771	$16,554,152
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	115,831	208,978	506,379
Amortization of operating right-of-use assets	1,450,193	1,942,046	1,963,599
Allowance for obsolete inventories	434,729	279,203	84,680
Written-off inventories	(377,485)	(54,446)	(56,420)
Provision (benefit) for deferred income taxes	61,716	(147,038)	(36,952)
Provision for allowance for expected credit losses	102,010	3,007	196,075
Written-off accounts receivable	-	(71,667)	-
Provision for warranty liabilities	4,433,892	6,075,365	6,534,757
Provision for (reversal of) reinstatement cost	251,688	(46,657)	119,632
Non-cash lease expense	(1,650,140)	(1,892,463)	(2,079,182)
Change in fair value of derivative financial instruments	(2,841,215)	403,350	74,765
Written-off property, plant and equipment	2	14,443	39,798
Loss on disposal of property, plant and equipment	1,236	-	-

Change in operating assets and liabilities:
Accounts receivables	10,966,279	(9,547,307)	(9,278,182)
Inventories	1,962,191	(2,076,712)	(1,601,035)
Deposit, prepayments, and other receivables	(118,810)	(135,774)	(708,101)
Accounts payable	(1,746,001)	2,036,106	3,940,150
Customer deposits	854,034	(408)	342,363
Accrued liabilities and other payables	(1,239,743)	(60,821)	1,636,320
Warranty liabilities	(5,202,705)	(6,279,163)	(6,441,785)
Income tax payable	1,068,847	1,313,725	1,688,579
Net cash provided by operating activities	18,843,730	384,538	13,479,592

Cash flows from investing activities:
Purchase of property, plant and equipment	(275,742)	(515,509)	(1,136,453)
Advance payment for acquisition of long-term investments	-	-	(1,000,000)
Net cash used in investing activities	(275,742)	(515,509)	(2,136,453)

Cash flows from financing activities:
Proceeds from short-term borrowings	35,403,870	40,767,835	56,879,103
Repayments of short-term borrowings	(54,351,782)	(26,520,262)	(61,745,882)
Repayments to related parties	(30,692,612)	(20,352,298)	(21,060,665)
Advances from related parties	27,742,584	20,769,756	12,251,954
Amounts due from related parties - Reorganization and scrapping	(1,380,994)	(11,947,007)	4,297,720
Dividend paid to common shareholders	-	(11,800,000)	-
Net proceeds from initial public offering	-	3,554,110	-

Net cash used in financing activities	(23,278,934)	(5,527,866)	(9,377,770)

Effect on exchange rate change on cash and cash equivalents	(74,709)	(905,513)	450,101

Net change in cash and cash equivalents	(4,785,655)	(6,564,350)	2,415,470

BEGINNING OF YEAR	36,210,626	31,424,971	24,860,621

END OF YEAR	$31,424,971	$24,860,621	$27,276,091

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$734,001	$1,238,497	$2,681,286
Cash paid for interest	$726,886	$836,098	$942,617

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Shares issued for common control acquisition	$75,000,000	$75,000,000	$75,000,000
Related parties balances under offsetting arrangement upon reorganization	$(712,404)	$13,963,468	$16,798,359

See accompanying notes to the consolidated and combined financial statements.

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 － ORGANIZATION AND PRINCIPAL ACTIVITIES

HomesToLife Ltd (the “Company”, “HTLM” or the “HomesToLife Cayman”) was incorporated in the Cayman Islands with limited liability under the Companies Act on February 16, 2024.

The Company, through its subsidiaries, is principally engaged in the sale and distribution of leather upholstered furniture, such as, sofas, armchairs, recliners, and related accessories, with its unique design and craftmanship, throughout a network of retail stores in Europe, the North America, and Asia.

On May 5, 2025, the Company entered into a definitive sale and purchase agreement (the “Sale and Purchase Agreement”) with New Century International Homes Pte Ltd (“New Century”) to acquire 100% of equity interests in HTL Marketing Pte Ltd (“HTL Marketing”). Under the terms of the Sale and Purchase Agreement, in exchange for acquiring HTL Marketing, the Company issued 75,000,000 ordinary shares to New Century, par value US$0.0001 per share (the “Ordinary Shares”), which are subjected to two-year lock-up restrictions. This transaction was closed on May 19, 2025. As at the date of acquisition, HTL Marketing directly and indirectly holds the following eight subsidiaries:

- New Century Furniture Pte. Ltd.

- HTL (UK) Limited

- HTL France SAS

- HTL ANZ PTY LTD

- HTL Korea Co., Ltd

- Hwa Tat Lee Japan Co., Ltd

- Terasoh Co., Ltd

- HTL Taiwan Holding Pte. Ltd

On May 5, 2025, HTL Marketing and certain related parties entered into a deed of global settlement involving debt restructuring under the corporate reorganization exercise.

The Company and HTL Marketing were controlled by common shareholders prior to this acquisition. Accordingly, the transaction was accounted for as a transfer of business between entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50. In accordance with ASC 805-50-45-5, the accompanying consolidated and combined financial statements have been retrospectively adjusted to present the results of the entities as if the current corporate structure had existed since the beginning of the earliest period presented. The consolidation and combination of the Company has been accounted for at historical cost at the beginning of the first period presented in the accompanying consolidated and combined financial statements. The number of outstanding shares in the consolidated and combined balance sheets, the consolidated and combined statements of changes in shareholders’ equity, and per share information including the net earnings per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated and combined financial statements to reflect the final shares immediately after the acquisition on May 5, 2025.

Description of subsidiaries incorporated and controlled by the Company, as of December 31, 2025:

Name		Background	Ownership

HomesToLife International Pte. Ltd. (“HIPL”)	●	Singaporean company	100% owned by HTLM
	●	Incorporated on February 22, 2024
	●	Issued and outstanding 20,001 ordinary shares for SGD1 and USD20,000
	●	Investment holding

HomesToLife Pte. Ltd. (“HTL SG”)	●	Singaporean company	100% owned by HIPL
	●	Incorporated on September 28, 1989
	●	Issued and outstanding 38,800,000 ordinary shares for SGD38,800,000
	●	Sale and distribution of furniture

HTL Far East Pte. Ltd. (“HTL FE”)	●	Singaporean company	100% owned by HIPL
	●	Incorporated on October 28, 2024
	●	Issued and outstanding 10,000 ordinary shares for USD10,000
	●	Wholesale of furniture

HTL Marketing Pte. Ltd. (“HTL Marketing”)	●	Singaporean company	100% owned by HTLM
	●	Incorporated on December 23, 2020
	●	Issued and outstanding 10,000 ordinary shares for USD10,000
	●	Wholesale of furniture

New Century Furniture Pte. Ltd. (“NCFTP”)	●	Singaporean company	100% owned by HTL Marketing
	●	Incorporated on October 05, 2020
	●	Issued and outstanding 1,310,000 ordinary shares for USD1,310,000
	●	Investment holding

HTL France SAS (“HTLF”)	●	French company	100% owned by NCFTP
	●	Incorporated on October 30, 2014
	●	Issued and outstanding 298,960 ordinary shares for EUR298,960
	●	Overseas sale office

HTL ANZ PTY LTD (“HTLA”)	●	Australian company	100% owned by NCFTP
	●	Incorporated on September 20, 2023
	●	Issued and outstanding 10,000 ordinary shares for AUD 10,000
	●	Overseas sale office

HTL Korea Co., Ltd. (“HTLK”)	●	Korean company	100% owned by NCFTP
	●	Incorporated on September 07, 2010
	●	Issued and outstanding 291,080 ordinary shares for KRW1,455,400,000
	●	Sale and distribution of furniture

Hwa Tat Lee Japan Co., Ltd. (“HTLJ”)	●	Japanese company	100% owned by NCFTP
	●	Incorporated on April 03, 1996
	●	Issued and outstanding 10,000 ordinary shares for JPY90,000,000
	●	Wholesale of furniture

Terasoh Co., Ltd. (“TCL”)	●	Japanese company	100% owned by NCFTP
	●	Incorporated on July 19, 1973
	●	Issued and outstanding 160,000 ordinary shares for JPY67,000,000
	●	Dormant, previously sales and manufacturing of furniture

HTL Taiwan Holding Pte. Ltd. (“HTLTW”)	●	Singaporean company	100% owned by NCFTP
	●	Incorporated on April 02, 2024
	●	Issued and outstanding 1 ordinary shares for SGD1
	●	Investment holding

HTL (UK) Limited (“HTLUK”)	●	British company	100% owned by NCFTP
	●	Incorporated on October 05, 2000
	●	Issued and outstanding 3,050,000 ordinary shares for GBP3,050,000
	●	Overseas sale office

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated and combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated and combined financial statements and notes.

● Basis of Presentation

The accompanying consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

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

● Principles of Consolidation

The consolidated and combined financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Use of Estimates and Assumptions

The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s consolidated and combined financial statements include the useful lives of property, plant and equipment, impairment of long-lived assets, allowance for expected credit losses, allowance for obsolete inventories, retirement plan cost, leases, warranty liabilities, provision for reinstatement cost, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the Company’s critical and significant accounting estimates. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

● Foreign Currency Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated and combined statements of operations and comprehensive income.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated and combined financial statements have been expressed in US$. The Company’s major operating subsidiaries operating in Singapore maintains its books and record in US$, with the exception of HomesToLife Pte Ltd, which keeps its books in Singapore Dollars (“SGD”) being the primary currency of the economic environment in which its business is conducted. However, other operating subsidiaries operating in overseas maintains their books and records in their respective local currencies, Australian Dollars (“AUD “), Euro (“EUR”), Japanese Yen (“JPY”), South Korean Won (“KRW”) and British Pound (“GBP”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with Accounting Standards Codification (“ASC”) Topic 830-30, Translation of Financial Statement (“ASC 830”), using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated and combined statements of changes in shareholders’ equity.

Translation of amounts has been made at the following exchange rates into US$1 for the years ended December 31, 2023, 2024 and 2025:

US$ Exchange rate	2023	2024	2025
Year-end SGD:US$1 exchange rate	1.3193	1.3662	1.2847
Average SGD:US$1 exchange rate	1.3428	1.3363	1.3056
Year-end AUD:US$1 exchange rate	0.6828	0.6185	0.6700
Average AUD:US$1 exchange rate	0.6644	0.6597	0.6453
Year-end EUR:US$1 exchange rate	0.9040	0.9661	0.8511
Average EUR:US$1 exchange rate	0.9245	0.9242	0.8859
Year-end JPY:US$1 exchange rate	141	157	156
Average JPY:US$1 exchange rate	141	151	150
Year-end KRW:US$1 exchange rate	1,291	1,478	1,420
Average KRW:US$1 exchange rate	1,307	1,363	1,399
Year-end GBP:US$1 exchange rate	0.7847	0.7987	0.7425
Average GBP:US$1 exchange rate	0.8039	0.7824	0.7573

The above currency exchange rates are derived from United Overseas Bank Limited as published at the above-mentioned dates.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts with banks. They consist of highly liquid investments that are readily convertible to cash and that mature within twelve months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

● Accounts Receivables

Accounts receivable due from credit card processors, as the cash proceeds from accounts receivables are received within the next 3 working days, which are recorded at the gross billing amounts, net of the fee charges by credit card processors.

Accounts receivable due from customers and related parties in export sales and leather trading, are generally received under credit terms ranging from 7 to 115 days, which are recorded at their original invoice amounts.

Account receivables are presented net of an allowance for expected credit losses. The allowance is measured in accordance with ASC 326, Financial Instruments—Credit Losses, and reflects expected losses based on a combination of individual (specific) provisions and collective (general) provisions. The Company reviews expected credit losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each credit card processors and customers, and current economic industry trends. For individual (specific) provisions, the Company performs individual assessment of the debtors that exhibit indicators of elevated credit risk, such as current creditworthiness, past collection history, known disputes, and other information relevant to the individual counterparty’s ability to satisfy its obligations. For collective (general) provisions, the Company evaluates receivables on a pooled basis using historical collection experience adjusted for current conditions and anticipated future economic factors. These pooled estimates incorporate aging trends, historical loss rates, industry conditions, and macroeconomic forecasts relevant to the Company’s credit exposure. Based on these analyses, management develops an estimate of the lifetime expected credit losses for the account receivables. The allowance for credit losses is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated and combined statements of operations and comprehensive income.

Account receivables are written off against the allowance when management concludes that the balance is uncollectible.

● Inventories

Inventories are finished goods for sales, such as sofa, armchairs, recliners, home accessories and other related products, which are stated at the lower of cost or net realizable value.

Cost of inventories is determined using the weighted average method or specific identification method, and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company applies the specific identification method to inventory items, such as sofas, armchairs, recliners and customized furniture, for which individual unit costs can be directly tracked. Although products may be similar in design, each purchase batch is tracked separately due to differences in acquisition costs. Cost of goods sold is recognized based on the actual cost of the specific batch from which the item is sold. For other inventory items that are interchangeable in nature and not tracked by batch, such as home accessories and other related products, the Company uses the weighted average method. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the consolidated and combined statements of operations and comprehensive income.

● Property, Plant and Equipment

Freehold land has an unlimited useful life and therefore is not depreciated.

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values (in accordance with local regulatory requirements):

Expected useful life
Leasehold improvements	The term of lease
Buildings	26 – 35 years
Office equipment	3-15 years
Furniture and fittings	1-23 years
Motor vehicles	5-6 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or are sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended December 31, 2023, 2024 and 2025.

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

The major portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows, by business segments:

Retail Sales

The Company typically enters into a sale contract with its customers at the retail outlets in Singapore and Korea, where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with separate sales rebate, discount, or other incentive and right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

The retail outlets will invoice the sale of products, and the revenue is recognized upon shipment or when the control of products is transferred to customers, which is the point at which the Company has satisfied its performance obligation. Payments received as deposits for the purchase orders made by the customers are recognized as customer deposits and included in current liabilities on the consolidated and combined balance sheets. Customer deposits are recognized as revenue when control over the ordered furniture is transferred to and accepted by the customer.

For the franchisee business in Korea, the Company signs franchise agreements with qualified franchisees, which clearly stipulate the scope of authorized product sales, brand usage standards, supply terms, and payment conditions. Under this model, the Company’s performance obligation mainly involves providing qualified products to franchisees and offering necessary operational support, such as brand guidance, marketing assistance. Revenue is recognized when the control of products is transferred to franchisees (usually upon delivery and acceptance), as there is no subsequent right of return or price adjustment clause in the standard franchise agreement.

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

Export Sales and Leather Trading

The Company’s export sales revenue and leather trading revenue are principally derived from the sale of products, including upholstered sofas, and sale of leather materials, to corporate customers in overseas. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products have been transferred to the customers, which generally occurs when the goods are delivered to the customer and all criteria for acceptance have been satisfied.

Generally, the Company enters into order confirmation with its customers which specify the rights of the parties, including product specifications, shipment term and payment terms and sales prices to the customers are fixed. The performance obligations in a given transaction are determined by the individual order confirmation with revenue recognized at the time that the performance obligations have been satisfied. All revenues are recognized based on the price specified in the order confirmation, net of any sales discounts or taxes. Refunds and returns, which are minimal, are recorded as a reduction of revenue.

The summary of sales tax rate (including value added tax and goods and service tax) by the governing countries is as follows:-

	Sales tax rate
Jurisdiction	2023	2024	2025
France	20%	20%	20%
Australia	10%	10%	10%
South Korea	10%	10%	10%
Japan	10%	10%	10%
United Kingdom	20%	20%	20%
Singapore	8%	9%	9%

Product Return Policies

Among these segments, the Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship.

For retail business, the Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 3 to 14 days upon the receipt of products by the customers.

For export business, the Company does not accept product returns and instead provides a five-year warranty covering defects in manufacturing and/or workmanship.

The Company’s obligation to provide a refund for products that are defective or non-conforming due to defects in manufacturing and/or workmanship is recognized as a provision for warranty liabilities. Refer to “Warranty Liabilities” for disclosure of warranty liabilities.

Disaggregation of Revenue

The Company has disaggregated its net revenue from contracts with customers into categories based on business segments, as follows:

		For the years ended December 31,
Product sales, by business segments:	Point of recognition	2023	2024	2025

Export sales	At a point in time	$311,098,665	$312,043,186	$349,599,092
Retail sales	At a point in time	5,072,320	4,563,729	9,115,672
Leather trading	At a point in time	9,813,484	18,453,936	19,161,359
Total		$325,984,469	$335,060,851	$377,876,123

● Cost of Goods Sold

Cost of goods sold primarily consists of purchase costs of merchandizes from the vendors, inbound shipping and fulfilment costs necessary to bring inventory to its present location and condition, and inventory write-downs, which consist of allowance for obsolete and slow-moving inventories.

● Sales and distribution expenses

Sales and distribution expenses consist primarily of ocean freights, outwards land transports, salaries of our sales persons, sales commissions, and warranty expenses.

● General and administrative expenses

General and administrative expenses consist primarily of salaries of our office staff, depreciation of right-of-use assets of our office, professional fees, and traveling expenses.

● Advertising Costs

The Company recognizes advertising costs as incurred. Advertising costs for the years ended December 31, 2023, 2024 and 2025 were $4,267,033, $5,074,554 and $5,461,605, respectively.

● Shipping and Fulfilment Costs

Shipping and fulfilment costs incurred to deliver the products from the warehouse to the customers and recorded in sales and distribution expenses in the consolidated and combined statements of operations and comprehensive income.

For the years ended December 31, 2023, 2024 and 2025, the aggregate shipping and fulfilment costs were $15,342,361, $16,372,753 and $24,977,264, respectively.

● Listing expenses

Listing expenses consist primarily of audit fee for our IPO, statutory and legal expenses, and insurance expenses.

● Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income (loss) as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income (loss), as presented in the accompanying consolidated and combined statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income (loss) is not included in the computation of income tax expense or benefit.

● Segment Reporting

ASC Topic 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who has determined that it operates in three reportable segments, Retail, Export sales and Leather Trading segments for the periods presented.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated and combined statements of operations and comprehensive income as the related employee services are provided.

● Leases

The Company adopts the Financial Accounting Standard Board (“FASB”) ASU 2016-02 “Leases (Topic 842).” for the years presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the consolidated and combined balance sheets for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated and combined balance sheets. The Company does not have any finance lease for the years presented.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases with recognized lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) are classified as operating leases. The Company has elected to not separate lease and non-lease component for property leases and account for them as one single lease component.

● Warranty Liabilities

The Company offers a product warranty to its customers for repairs and replacements, generally twelve (12) months to 10 years, from the date of shipment accepted by the customers, in accordance with applicable law or industry standard, which is limited to the original equipment manufacturers’ warranties on the defective or non-conforming products. Historically, the Company experienced a low rate of repairs and replacements on product claims. The provision for the expected warranty claims is estimated based on the past experience requested by the customers.

Warranty expense was $4,433,892, $6,075,365 and $6,534,757 for the years ended December 31, 2023, 2024 and 2025, respectively.

● Provision for Reinstatement Cost

Provisions for the costs to reinstate leased properties to their original condition, as required by the terms and conditions of the leases, are recognized at the date of inception of the leases at the Company’s best estimate of the expenditure that would be required to reinstate the leased properties. Estimates are regularly reviewed and adjusted as appropriate for new circumstances. The provision for reinstatement costs will be expected to be materialized in 0.3 to 4.4 years in accordance with the lease terms.

During the years ended December 31, 2023, 2024 and 2025, the Company made provision (reversal) for reinstatement cost of $251,688, $(46,657), and $119,632, respectively.

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

For the years ended December 31, 2023, 2024 and 2025, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to income tax in both local and foreign jurisdictions. In connection with its business activities, the Company files tax returns that are subject to examination by the applicable tax authorities. As of December 31, 2025, the 2024 tax returns for all of the Company’s entities have been filed with local and foreign tax authorities.

● Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

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

The consolidated and combined financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated and combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

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

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties. As at December 31, 2023, 2024 and 2025, the carrying value of these financial instruments approximate at their fair values because of the short-term nature of these financial instruments.

The Company measures its derivative financial instruments at fair value on a recurring basis. See Note 9 for fair value measurement disclosure of derivative financial instruments.

● Reclassifications

Certain reclassifications and adjustments have been made to the prior year’s financial statements to conform to the current year’s presentation and to ensure consistency throughout the financial statements.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company adopted this standard effective January 1, 2025 retrospectively for all periods presented.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standards on its consolidated and combined financial statements which is expected to result in enhanced disclosures.

In July 2025, the FASB issued 2025-05 to improve the measurement of credit losses for accounts receivable and contract assets. The guidance provides a practical expedient for all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the assets. The update aims to reduce the cost and complexity of estimating credit losses while maintaining decision-useful information for financial statement users. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. Management is currently evaluating the impact that the adoption of this update may have on its financial statements.

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Management is currently evaluating the effects impact that the adoption of this update may have on its financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated and combined balance sheets, statements of operations and cash flows.

NOTE 3 －SEGMENT INFORMATION

The Company manages its operations under three segments for the purpose of assessing performance and making operating decisions – Retail Business (“Retails”), Export Sales Business (“Export Sales”) and Leather Trading (“Leather Trading”). The Company’s CODM is Chief Executive Officer (“CEO”). The CODM allocates resources and evaluates the performance of the Company using information about combined net income from operations. All significant operating decisions are based upon an analysis of the Company as three operating segments, which are the same as its reporting segments.

The Company organizes its business segments based on the nature of products and services offered, and the economic characteristics of each segment.

Following is a brief description of the activities of the Company’s business segments.

Retail

The Retail segment of the Company includes the results of operations of HTL SG and HTLK. These entities share characteristics such as the end customers being individual consumers, and sales being more focused on product sales in Singapore and Korea. For Singapore’s retail sale, it has digital platform sales. For Korea’s retail business, it further encompasses two specific models: franchisee business and department sale, which supplement the direct retail operations and expand the reach to local consumers.

Export Sales

The Export Sales segment of the Company includes the results of operations of HTL FE, HTLF, HTLA, HTLJ, HTLUK, and HTL Marketing in relation to export sales. These entities share similar characteristics such as customers being businesses and being primarily product-related businesses.

Leather Trading

The Leather Trading segment of the Company includes the results of operations of HTL Marketing in relation to leather trading. These entities share characteristics such as the end customers being corporate consumers, and sales being more focused on leather materials.

Selected Financial Data by Business Segment

Net sales and operating profit of the Company’s business segments exclude intersegment sales, cost of sales and profit as these activities are eliminated in consolidation and thus are not included in management’s evaluation of performance of each segment. The Company’s CEO serves as the CODM and is responsible for reviewing segment performance and making decisions regarding resource allocation. The Company’s CODM evaluates each segment’s performance based on metrics such as net sales, operating profit, and other key financial indicators, guiding strategic decisions to align with company-wide goals.

Summary Operating Results

The operating results of each business segment were as follows:

	Year ended December 31, 2023
	Retails Sales	Export Sales	Leather Trading	Corporate and unallocated	Total
Revenues, net
From third party	$5,072,103	$310,931,362	$-	$-	$316,003,465
From related parties	217	167,303	9,813,484	-	9,981,004
	5,072,320	311,098,665	9,813,484	-	325,984,469
Cost of goods sold	(1,784,687)	(228,577,666)	(9,375,723)	-	(239,738,076)

Gross profit	3,287,633	82,520,999	437,761	-	86,246,393

Operating expenses:
Sales and distribution expenses	(2,293,149)	(49,195,624)	(134,017)	-	(51,622,790)
General and administrative expenses	(1,033,897)	(16,230,978)	(9,018)	(126,208)	(17,400,101)
Total operating expenses	(3,327,046)	(65,426,602)	(143,035)	(126,208)	(69,022,891)

Operating income (loss)	(39,413)	17,094,397	294,726	(126,208)	17,223,502

Other income (expenses):
Interest expense	(156,409)	(459,766)	(265,542)	-	(881,717)
Interest income	-	339,246	105	-	339,351
Government subsidies	9,851	32,488	-	-	42,339
Foreign exchange gain (loss), net	22,788	(8,194,956)	(25,505)	1,040	(8,196,633)
Scrap sofa sale income	-	696,290	-	-	696,290
Change in fair value of derivatives financial instruments	-	2,841,215	-	-	2,841,215
Sundry income	49,207	67,828	-	-	117,035
Total other income (expenses), net	(74,563)	(4,677,655)	(290,942)	1,040	(5,042,120)

Income (loss) before income taxes	(113,976)	12,416,742	3,784	(125,168)	12,181,382
Income tax expense	-	(1,863,558)	(643)	-	(1,864,201)

Segment income (loss)	$(113,976)	$10,553,184	$3,141	$(125,168)	$10,317,181

	Year ended December 31, 2024
	Retails Sales	Export Sales	Leather Trading	Corporate and unallocated	Total
Revenues, net
From third party	$4,563,729	$309,556,945	$1,747,259	$-	$315,867,933
From related parties	-	2,486,241	16,706,677	-	19,192,918
	4,563,729	312,043,186	18,453,936	-	335,060,851
Cost of goods sold	(1,832,485)	(232,617,863)	(17,582,488)	-	(252,032,836)

Gross profit	2,731,244	79,425,323	871,448	-	83,028,015

Operating expenses:
Sales and distribution expenses	(3,604,012)	(50,895,743)	(227,526)	-	(54,727,281)
General and administrative expenses	(1,474,739)	(16,109,737)	(14,509)	250,033	(17,348,952)
Listing expenses	-	-	-	(1,440,130)	(1,440,130)
Total operating expenses	(5,078,751)	(67,005,480)	(242,035)	(1,190,097)	(73,516,363)

Operating income (loss)	(2,347,507)	12,419,843	629,413	(1,190,097)	9,511,652

Other income (expenses):
Interest expense	(211,323)	(430,231)	(401,334)	-	(1,042,888)
Interest income	111	118,637	558	-	119,306
Government subsidies	15,552	12,488	-	-	28,040
Foreign exchange gain (loss), net	(8,874)	2,283,833	(63,947)	(26,158)	2,184,854
Scrap sofa sale income	-	562,310	-	-	562,310
Change in fair value of derivatives financial instruments	-	(403,350)	-	-	(403,350)
Sundry income (expense)	108,361	53,734	20	(285,526)	(123,411)
Total other income (expense), net	(96,173)	2,197,421	(464,703)	(311,684)	1,324,861

Income (loss) before income taxes	(2,443,680)	14,617,264	164,710	(1,501,781)	10,836,513
Income tax expense	-	(2,387,742)	(28,000)	-	(2,415,742)
Segment income (loss)	$(2,443,680)	$12,229,522	$136,710	$(1,501,781)	$8,420,771

	Year ended December 31, 2025
	Retails Sales	Export Sales	Leather Trading	Corporate and unallocated	Total
Revenues, net
From third party	$9,115,672	$346,795,003	$276,399	$-	$356,187,074
From related parties	-	2,804,089	18,884,960	-	21,689,049
	9,115,672	349,599,092	19,161,359	-	377,876,123
Cost of goods sold	(3,302,812)	(250,842,924)	(18,425,586)	-	(272,571,322)

Gross profit	5,812,860	98,756,168	735,773	-	105,304,801

Operating expenses:
Sales and distribution expenses	(5,857,596)	(60,388,019)	(85,903)	-	(66,331,518)
General and administrative expenses	(1,117,431)	(17,110,481)	(5,982)	(102,988)	(18,336,882)
Listing expenses	-	-	-	(1,265,042)	(1,265,042)
Total operating expenses	(6,975,027)	(77,498,500)	(91,885)	(1,368,030)	(85,933,442)

Operating income (loss)	(1,162,167)	21,257,668	643,888	(1,368,030)	19,371,359

Other income (expenses):
Interest expense	(396,990)	(480,328)	(529,585)	-	(1,406,903)
Interest income	524	22,189	421	-	23,134
Government subsidies	60,215	9,779	-	-	69,994
Foreign exchange gain (loss), net	(17,920)	3,416,737	101,532	4,769	3,505,118
Professional fees on acquisition of HTL Marketing	-	-	-	(1,261,560)	(1,261,560)
Scrap sofa sale income	-	414,664	-	-	414,664
Change in fair value of derivatives financial instruments	-	(74,765)	-	-	(74,765)
Gain on derecognition of right-of-use asset	90,368	-	-	-	90,368
Sundry income (expense)	(237)	(262,733)	7	285,526	22,563
Total other income (expense), net	(264,040)	3,045,543	(427,625)	(971,265)	1,382,613

Income (loss) before income taxes	(1,426,207)	24,303,211	216,263	(2,339,295)	20,753,972
Income tax expense	-	(4,163,055)	(36,765)	-	(4,199,820)

Segment income (loss)	$(1,426,207)	$20,140,156	$179,498	$(2,339,295)	$16,554,152

By geographic regions:

	Year ended December 31, 2023
By geographic locations	Retails	Export sales	Leather trading	Total
Asia Pacific	$5,072,320	$65,187,230	$9,813,484	$80,073,034
Europe	-	194,139,405	-	194,139,405
North America	-	51,772,030	-	51,772,030
Total	$5,072,320	$311,098,665	$9,813,484	$325,984,469

	Year ended December 31, 2024
By geographic locations	Retails	Export sales	Leather trading	Total

Asia Pacific	$4,563,729	$72,830,753	$18,453,936	$95,848,418
Europe	-	196,591,871	-	196,591,871
North America	-	42,620,562	-	42,620,562
Total	$4,563,729	$312,043,186	$18,453,936	$335,060,851

	Year ended December 31, 2025
By geographic locations	Retails	Export sales	Leather trading	Total

Asia Pacific	$9,115,672	$73,328,887	$19,161,359	$101,605,918
Europe	-	225,547,377	-	225,547,377
North America	-	50,722,828	-	50,722,828
Total	$9,115,672	$349,599,092	$19,161,359	$377,876,123

The following tables present the summary of identifiable long-lived assets as of December 31, 2024 and 2025:

	As of December 31, 2024
	Retail Sales	Export Sales	Leather Trading	Total

Property, plant and equipment, net	220,603	3,512,311	1,243	3,734,157
Right-of-use assets, net	5,064,993	1,567,756	-	6,632,749
	5,285,596	5,080,067	1,243	10,366,906

	As of December 31, 2025
	Retail Sales	Export Sales	Leather Trading	Total

Property, plant and equipment, net	776,528	3,577,555	123	4,354,206
Right-of-use assets, net	6,216,681	1,146,631	-	7,363,312
	6,993,209	4,724,186	123	11,717,518

NOTE 4 －ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
Accounts receivable	$66,058,775	$70,502,399
Accounts receivable, related parties	928,951	5,763,509
	66,987,726	76,265,908
Less: allowance for expected credit losses	(59,124)	(255,199)
Accounts receivable, net	$66,928,602	$76,010,709

The following table presents the activities in the allowance for expected credit losses:

	As of December 31,
	2024	2025
Balance at beginning of year	$128,312	$59,124
Allowance for expected credit losses	3,007	196,075
Written-off allowance during the year	(71,667)	-
Foreign translation adjustment	(528)	-
Balance at end of year	$59,124	$255,199

The Company generally conducts its business with creditworthy third parties in export sales and leather trading, by offering the credit terms ranging from 7 to 115 days. The Company determines, on a continuing basis, the probable losses and an allowance of expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the years ended December 31, 2023, 2024 and 2025, the Company evaluated the probable losses on accounts receivable and recorded the provision for allowance for expected credit losses of $102,010, $3,007 and $196,075, respectively.

NOTE 5 － INVENTORIES, NET

	As of December 31,
	2024	2025
Inventories at warehouses	$1,736,280	$2,003,528
Inventories at showrooms	484,236	481,389
	2,220,516	2,484,917
Less: allowance for obsolete inventories	(973,838)	(1,007,472)
Goods in transit	6,785,411	8,122,045
Total	$8,032,089	$9,599,490

The following table presents the activities in the allowance for obsolete inventories:

	As of December 31,
	2024	2025
Balance at beginning of year	$757,613	$973,838
Allowance for obsolete inventories	279,203	84,680
Write-offs during the year	(54,446)	(56,420)
Foreign translation adjustment	(8,532)	5,374
Balance at end of year	$973,838	$1,007,472

For the years ended December 31, 2023, 2024 and 2025, the Company evaluated the probable losses on inventories and recorded the provision for allowance for obsolete inventories of $434,729, $279,203 and $84,680, respectively.

NOTE 6 － PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the followings:

	As of December 31,
	2024	2025
At cost:
Leasehold improvements	$1,024,258	$1,265,243
Freehold land	2,777,723	2,794,950
Freehold buildings	2,665,452	2,681,984
Office equipment	207,862	350,335
Furniture and fixtures	674,198	1,234,330
Motor vehicles	74,473	74,935
	7,423,966	8,401,777
Less: accumulated depreciation	(3,689,809)	(4,047,571)
Property, plant and equipment, net	$3,734,157	$4,354,206

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 were $115,831, $208,978 and $ 506,379, respectively.

NOTE 7 － SHORT-TERM BORROWINGS

Short-term borrowings comprised of the followings:

	As of December 31,
	2024	2025
Bank borrowings, secured
- Trade financing loans	$15,255,874	$10,389,094

HTL Marketing obtained the trade financing revolving and factoring facilities among various financial institutions in Singapore, in the aggregate principal amount of up to $33 million for the years ended December 31, 2024 and 2025, which bear annual interest at the effective average rate ranging from 5.52% to 5.94% with maturity of 90 days to 180 days. The purpose of these banking facilities is to support the furniture export and leather trading operations of HTL Marketing.

The loans contain financial covenants requiring HTL Marketing to maintain defined financial ratios throughout the term of the facilities. HTL Marketing evaluated compliance with these covenants and determined that HTL Marketing was in compliance with all such requirements as of the reporting date.

These banking facilities are secured by an irrevocable corporate guarantee provided by one of the Company’s major shareholders, Golden Hill Capital Pte. Ltd. with a maximum amount of $50 million and certain assignments of accounts receivable. The corporate guarantee expires six months after the full repayment of all loans (see Note 15).

NOTE 8 － LEASES

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

The Company has entered into commercial operating leases with various third parties for the use of offices, retail stores and warehouse in various countries. These leases have original terms exceeding 1 year, but not more than 10 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2024	2025

Operating lease:
Right-of-use assets, net	6,632,749	$7,363,312

Lease liabilities:
Current lease liabilities	2,100,281	$1,924,657
Non-current lease liabilities	4,883,321	5,572,603
Total lease liabilities	6,983,602	$7,497,260

A summary of operating lease expenses recognized in the Company’s consolidated and combined statements of operations and comprehensive income is as follows:

	Years ended December 31,
	2023	2024	2025
Amortization of right-of-use assets	$1,450,193	$1,942,046	$1,963,599
Interest of lease liabilities	182,305	230,629	464,286
Total operating lease expenses	$1,632,498	$2,172,675	$2,427,885

Cash flow information related to leases consists of the following:

	Years ended December 31,
	2023	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,384,311	$1,947,163	$3,547,697

Other supplemental information about the Company’s operating leases as of December 31,

	2024	2025
Weighted average discount rate	2.15-7.59%	1.2-7.59%
Weighted average remaining lease term (years)	0.09-10 years	0.08-9 years

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases as of December 31, 2025:

For the year ending December 31,	Amount
2026	$2,457,149
2027	2,010,737
2028	1,368,241
2029	745,115
2030	452,222
Thereafter	1,438,312
Total minimum lease payments	8,471,776
Less: imputed interest	(974,516)
Future minimum lease payments	$7,497,260

NOTE 9 －DERIVATIVES FINANCIAL INSTRUMENTS

The Company enters into foreign currency derivative contracts to economically hedge the exposure to foreign currency fluctuations associated with the forecasted sale and purchase of inventories, the foreign exchange risk associated with certain receivables denominated in foreign currencies and certain future commitments for foreign expenditures.

Contracts to buy or sell a non-financial item that can be settled net in cash are accounted for as financial instruments, with the exception of those contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements.

Instruments are typically entered into to align with the timing and amount of underlying exposures, generally with maturities of 1 to 12 months. The Company does not apply hedge accounting under ASC 815 to these instruments. All the foreign currency derivative contracts are recognized at fair value on the consolidated and combined balance sheets with the changes in fair value recognized in the consolidated and combined statements of operations and comprehensive income as “change in fair value of derivatives financial instruments”. Derivative financial instruments assets and liabilities are presented as current or non-current based on the expected settlement date.

Foreign currency derivative contracts are measured using quoted forward currency rates at the balance sheet date. These instruments are classified as Level 2 within the fair value hierarchy. There was no transfers between levels during the years presented.

The foreign currency forward contracts are recorded at fair value of $0 and $74,765 under current liabilities in the consolidated and combined balance sheets as of December 31, 2024 and 2025, respectively. The Company recognized the change in fair value of derivatives financial instruments of $2,841,215, $(403,350) and $(74,765) for the years ended December 31, 2023, 2024 and 2025, respectively in the consolidated and combined statements of operations and comprehensive income.

	Contract notional	Fair value
As of December 31, 2025	amount	Assets	Liabilities
Derivatives not held for hedging:
- Currency forwards	$126,231,800	$-	$74,765

All foreign currency forward contracts held by the Company as of December 31, 2025 are classified as current liabilities.

The Company did not have any foreign currency forward contracts outstanding as of December 31, 2024.

For all the derivatives instruments entered, the forecasted transactions (settlement dates) are expected to occur within 12 months from the end of the reporting period.

The net fair values of the derivatives as of December 31, 2024 and 2025 are denominated in the following currencies:

	As of December 31,
	2024	2025
Chinese Yuan	$-	$143,631
Sterling Pound	-	(133,674)
Euro	-	(84,722)
	$-	$(74,765)

NOTE 10 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on February 16, 2024 with the authorized share of 100,000,000 shares of ordinary share.

On August 22, 2025, the Company increased authorized shares from 100,000,000 to 500,000,000 shares of ordinary share, with a par value of $0.0001 per share.

The Company is authorized to issue one class of ordinary share.

On May 5, 2025, the Company entered into the Sale and Purchase Agreement with New Century to acquire 100% of equity interests in HTL Marketing. Under the terms of the Sale and Purchase Agreement, in exchange for acquiring HTL Marketing, the Company issued 75,000,000 shares of ordinary share to New Century, which are subject to two-year lock-up restrictions. This transaction was closed on May 19, 2025.

The Company and HTL Marketing are controlled by common shareholders prior to this acquisition. Hence, this acquisition was accounted for as common control acquisition in accordance with ASC 805-50-45-5. Under the guidance, the current corporate structure has been retroactively presented in prior periods as if such structure existed as of the beginning of the first period presented in the accompanying consolidated and combined financial statements.

As of December 31, 2025 and 2024, 89,687,500 and 89,687,500 (retroactively restated) shares of ordinary share were issued and outstanding, respectively.

NOTE 11 － NET INCOME PER SHARE

	Years ended December 31,
	2023	2024	2025

Numerator:
Net income attributable to the Company’s shareholders	$10,317,181	$8,420,771	$16,554,152

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	88,250,000	89,687,500	89,687,500

Net income per share
Basic and diluted	$0.12	$0.09	$0.18

*	The shares amounts are presented on a retroactive basis, after giving the effect form the completion of common control acquisition (see Note 1).

NOTE 12 － OPERATING EXPENSES

Sales and distribution expenses

Sales and distribution expenses mainly consisted of ocean freights, outwards land transport costs, salaries paid and payable to salespersons, sales commissions, and provision for warranty expenses.

During the years ended December 31, 2023, 2024 and 2025, the Company recorded $51,622,790, $54,727,281, and $66,331,518 sales and distribution expenses, respectively.

General and administrative expenses

The Company incurred different types of expenditures under general and administrative expenses. They primarily consist of depreciation and amortization, salaries paid and payable to office staff, professional fees, and travelling expenses.

During the years ended December 31, 2023, 2024 and 2025, the Company recorded $17,400,101, $17,348,952, and 18,336,882 general and administrative expenses, respectively.

NOTE 13 － INCOME TAX EXPENSE

The components of income before income taxes were as follows:

	Years ended December 31,
	2023	2024	2025
Domestic (Cayman Islands)	$-	$(1,062,815)	$(1,490,142)
Foreign	12,181,382	11,899,328	22,244,114

Income before income taxes	$12,181,382	$10,836,513	$20,753,972

The components of the provision for income tax expense were as follows:

	Years ended December 31,
	2023	2024	2025
Current income tax expense:
Domestic	$-	$-	$-
Foreign	1,767,811	2,410,265	4,206,889
Total	1,767,811	2,410,265	4,206,889

Deferred income tax expense (benefit):
Domestic	-	-	-
Foreign	96,390	5,477	(7,069)
Total	96,390	5,477	(7,069)

Total income tax expense	$1,864,201	$2,415,742	$4,199,820

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company is subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

The summary of effective income tax rates by the governing countries is as follows:-

	Income Tax Rate
Jurisdiction	2023	2024	2025
France	25%	25%	25%
Australia	30%	30%	30%
South Korea	9.9%	9.9%	9.9%
Japan	34%	34%	34%
United Kingdom	25%	25%	25%
Singapore	17%	17%	17%

The reconciliation of the actual income taxes to the amount of tax computed by the applying Singapore tax rate (17% for 2023, 2024 and 2025) to pre-tax income is as follows:

	Years ended December 31,
	2023		2024		2025
Income tax expense at statutory tax rate	$2,070,835	17%	$1,842,207	17%	$3,528,175	17%
Effect of differences between statutory tax rates and foreign effective tax rates (i)	(44,903)	0%	242,191	2%	(32,887)	(0)%
Income not subject to taxes	(935,003)	(8)%	(3,263)	(0)%	(2,053,981)	(10)%
Expenses not subject to tax deduction	258,086	2%	239,505	2%	546,262	3%
Net operating losses	1,060	0%	241,212	2%	2,129,290	10%
Other tax adjustments	514,126	4%	(146,110)	(1)%	82,961	0%
Income tax expense and effective income tax rate	$1,864,201	15%	$2,415,742	22%	$4,199,820	20%

(i)	Certain operations were conducted out of Singapore. The effect represents the foreign income tax rate differential when compared to Singapore statutory income tax rate for the years ended December 31, 2023, 2024, and 2025.

Deferred taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences. Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,
	2024	2025
Deferred tax assets:
Allowance for obsolete stocks	$162,108	$164,589
Allowance for expected credit losses	2,363	-
Provision for warranty liabilities	356,140	366,562
Depreciation	-	3,409
Provision for employee related obligations	112,406	158,573
Other items	19,042	10,678

Total deferred tax assets	652,059	703,811

Deferred tax liabilities:
Property, plant and equipment	(15,478)	(19,683)
Other items	-	(10,712)
Total deferred tax liabilities	(15,478)	(30,395)

Non-current deferred tax assets, net	$636,581	$673,416

As of December 31, 2025, the cumulative net operating losses which can be carried forward to offset future taxable income are as follows:

Tax regimes of the country	Expiration date	Amount
Singapore	Indefinite	$7,135,877
United Kingdom	Indefinite	116,879
Japan	2035	1,878,109
South Korea	2035	1,001,991
Total		$10,132,856

These cumulative net operating losses can be carried forward to offset future taxable income, subject to the statutory requirements applicable to the operations in their respective countries of incorporations.

The following table presents supplemental cash flow information related to income taxes paid (net of refunds received):

Year ended December 31, 2025
Domestic	$-
Foreign:
Japan	342,990
Singapore	2,362,347
Other countries	(24,051)
Total	$2,681,286

Income taxes paid (net of refunds received) for the years ended December 31, 2023 and 2024 were $734,001 and $1,238,497, respectively.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023, 2024 and 2025 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

The Company remains subject to examination by the respective governing authorities on its tax returns for the tax periods of 2025.

NOTE 14 － PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension schemes for its eligible full-times employees in Singapore as well as various defined contribution plans in South Korea and United Kingdom. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level.

For the years ended December 31, 2023, 2024 and 2025, the aggregate contributions to defined contribution plan were $321,776, $429,843 and $464,614, respectively.

NOTE 15 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties:

Name of related party	Relationship with the Company
New Century International Homes Pte. Ltd.	Controlling shareholder
Golden Hill Capital Pte. Ltd. (“GHC”)	Major shareholder
Golden Hill Capital Ltd.	Indirect major shareholder
Gruppo 8 S.R.L.	Entity controlled by two common controlling beneficial shareholders
H.T.L. Furniture, Inc.	Entity controlled by two common controlling beneficial shareholders
Corium Italia S.R.L.	Entity controlled by two common controlling beneficial shareholders
HTL Global Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Trading (India) Private Limited	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (China) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Changshu) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Sofa (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Huaian) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture Vietnam Company Limited.	Entity controlled by two common controlling beneficial shareholders
HTL Product Design (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Import/Export Trading (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Sofa India Private Limited	Entity controlled by two common controlling beneficial shareholders
Trends Leather (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Middle East Furniture LLC	Entity controlled by two common controlling beneficial shareholders
New Century Overseas Investments Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Home Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Leather Trading (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders, closed on January 10, 2025
HTL Leather (China) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Manufacturing Pte Ltd.	Entity controlled by two common controlling beneficial shareholders, sold out on April 22, 2025

Related party balances consisted of the following:

			As of December 31,
			2024	2025
Name	Nature
Gruppo 8 S.R.L.	Accounts receivable – related parties	(a)	$26,025	$101,783
Corium Italia S.R.L	Accounts receivable – related parties	(a)	287,910	154,660
Trends Leather (Yangzhou) Co., Ltd	Accounts receivable – related parties	(a)	615,016	5,507,066
			$928,951	$5,763,509

HTL Global Pte. Ltd.	Amount due from related party	(b)	$996,316	$2,708,435
New Century International Homes Pte Ltd	Amount due from related party	(b)	1,811,538	1,571,817
Golden Hill Capital Pte Ltd	Amount due from related party	(b)	-	2,745,840
			$2,807,854	$7,026,092

HTL Furniture (China) Co., Ltd.	Accounts payable – related parties	(c)	$10,998,808	$4,587,578
HTL Furniture (Changshu) Co., Ltd	Accounts payable – related parties	(c)	32,467,504	32,088,012
HTL Furniture (Kunshan) Co., Ltd	Accounts payable – related parties	(c)	18,118,921	16,747,618
HTL Furniture (Huai An) Co., Ltd	Accounts payable – related parties	(c)	9,031,916	8,173,680
HTL Import/Export Trading (Kunshan) Co., Ltd	Accounts payable – related parties	(c)	22,885	176,533
HTL Furniture Vietnam Company Limited.	Accounts payable – related parties	(c)	1,398,608	12,017,175
HTL Furniture (Yangzhou) Co. Ltd	Accounts payable – related parties	(c)	-	85,458
HTL Product Design (Kunshan) Co., Ltd	Accounts payable – related parties	(c)	659,510	845,404
HTL Middle East Furniture L.L.C	Accounts payable – related parties	(c)	26,647	29,900
Corium Italia S.R.L	Accounts payable – related parties	(c)	-	45,215
Gruppo 8 S.R.L.	Accounts payable – related parties	(c)	-	94,416
			$72,724,799	$74,890,989

HTL Global Pte. Ltd.	Amount due to related party	(d)	$292,753	$-

(a)	Accounts receivable due from related parties represented trade receivables from the sale of goods with the Company in the normal course of business, which are unsecured, interest-free, and grant with credit terms ranging from 60 to 90 days from the issue date of invoice.

(b)	These balances represented non-trade temporary advances made by the Company, which are unsecured, interest-free and repayable on demand.

(c)	Accounts payable due to related parties represented trade payables from the purchase of goods by the Company in the normal course of business, which are unsecured, interest-free and repayable on demand.

(d)	These balances represented non-trade temporary advances, which are unsecured, interest-free and has no fixed terms of repayment.

On May 5, 2025, HTL Marketing and certain related parties entered a deed of global settlement involving debt restructuring under the corporate reorganization exercise.

For the year ended December 31, 2024, the application of these settlement arrangements decreased the gross accounts receivable, related parties, accounts payable, related parties, amounts due from related parties, and amounts due to related parties by $10,829,065, $83,709, $9,753,843, and $478,872, respectively with no gain or loss impact on the consolidated and combined statements of operations and comprehensive income.

For the year ended December 31, 2025, the application of these settlement arrangements decreased the gross accounts receivable, related parties, accounts payable, related parties, and amounts due from related parties by $4,189,728, $0, and $15,973,753, respectively with no gain or loss impact on the consolidated and combined statements of operations and comprehensive income.

As of December 31, 2024, the net balance of accounts receivable, related parties, accounts payable, related parties, amounts due from related parties, and amounts due to related parties were $928,951, $72,724,799, $2,807,854, and $292,753, respectively.

As of December 31, 2025, the net balance of accounts receivable, related parties, accounts payable, related parties, and amounts due from related parties were $5,763,509, $74,890,989, and $7,026,092, respectively.

In the ordinary course of business, during the years ended December 31, 2023, 2024 and 2025, the Company has involved with transactions, either at cost or current market prices and on normal commercial terms among related parties. The following table provides the transactions with these parties for the years, as presented (for the portion of such period that they were considered related):

		Years ended December 31,
		2023	2024	2025
Name of related parties	Nature

HTL Furniture Inc	Sale of sofa	$168,910	$212,654	$143,808
New Century Trading（India）Private Limited	Sale of sofa	217	2,273,588	2,660,281
Corium Italia S.R.L	Sale of sofa	(1,607)	-	-
HTL Leather Trading (Yangzhou) Co., Ltd.	Sale of leather	7,015,330	-	-
Trends Leather (Yangzhou) Co., Ltd.	Sale of leather	2,105,669	16,706,676	18,884,960
HTL Leather (China) Co., Ltd.	Sale of leather	692,485	-	-
		$9,981,004	$19,192,918	$21,689,049

Corium Italia S.R.L	Purchase of goods	$28,008	$14,410	$-
HTL Import/Export Trading (Kunshan) Co. Ltd.	Purchase of goods	132,563	92,165	461,824
Gruppo 8 S.R.L.	Purchase of goods	-	105,344	835,250
New Century Sofa India Private Limited	Purchase of goods	1,217,589	8,044,440	7,910,832
HTL Furniture (Huai An) Co., Ltd.	Purchase of goods	17,289,382	10,967,375	9,797,106
HTL Furniture Vietnam Company Limited.	Purchase of goods	-	3,901,169	21,255,119
HTL Furniture (Kunshan) Co., Ltd.	Purchase of goods	33,666,337	32,054,553	28,965,947
HTL Furniture (Changshu) Co., Ltd.	Purchase of goods	68,735,988	74,784,827	83,491,944
HTL Furniture (China) Co., Ltd.	Purchase of goods	107,277,084	107,053,182	104,218,558
Trends Leather Yangzhou Co Ltd	Purchase of sample leather	3,288	1,182	1,231
		$228,350,239	$237,018,647	$256,937,811

HTL Global Pte. Ltd.	Commission income	$-	$-	$14,573
Gruppo 8 S.R.L.	Commission income	-	27,205	69,409
Corium Italia S.R.L	Commission income	240,662	107,049	-
		$240,662	$134,254	$83,982

New Century Trading（India）Private Limited -Mumbai	Commission expense	$55,358	$253,695	$377,863
HTL Furniture Inc	Commission expense	2,193,852	1,979,659	2,038,722
HTL Furniture Inc	Service fee	-	453,795	395,290
		$2,249,210	$2,687,149	$2,811,875

HTL Furniture (Yangzhou) Co. Ltd	Professional fee	$-	$-	$522,234
HTL Import/Export Trading (Kunshan) Co. Ltd	Professional fee	-	110,392	560,638
HTL Product Design (Kunshan) Co. Ltd	Professional fee	4,200,561	5,411,696	5,178,857
		$4,200,561	$5,522,088	$6,261,729

HTL Global Pte. Ltd. (SG)	Recharge of costs	$-	$104,381	$6,905
HTL MIDDLE EAST FURNITURE L.L.C	Recharge of costs	-	-	119,015
New Century Trading（India）Private Limited	Recharge of costs	1,045,600	-	-
		$1,045,600	$104,381	$125,920

H.T.L. Furniture, Inc.	Showroom expense	$494,660	$552,824	$524,897
New Century International Homes Pte Ltd	Office rental income	$-	$-	$4,609
New Century Trading（India）Private Limited	Ocean freight recharge	$-	$-	$242,249
HTL Furniture Inc	Customers’ claims	$-	$-	$40,426
HTL Global Pte. Ltd. (SG)	Management fees	$-	$-	$3,452
HTL Manufacturing Pte Ltd	Other income - Service fee	$114,657	$-	$-

Apart from the transactions and balances detailed above and elsewhere in these accompanying consolidated and combined financial statements, the Company has no other significant or material related party transactions during the years presented.

Corporate guarantee from GHC

As of December 31, 2024 and 2025, GHC provided an irrevocable corporate guarantee with a maximum aggregate amount of $50 million to various financial institutions in Singapore to secure the banking facilities borrowed by HTL Marketing. The corporate guarantee expires six months after the full repayment of all loans (see Note 7).

NOTE 16 －RISK AND UNCERTAINTIES

The Company is exposed to the following concentration of risk:

(a)	Major customers

For the years ended December 31, 2023, 2024 and 2025, the customers who accounted for more than 10% of the Company’s total revenues are presented as follows:

	Years ended December 31,
	2023	2024	2025
Customer A	24%	25%	25%
Customer B	12%	10%	8%

As of December 31, 2024 and 2025, accounts receivable due from these customers which accounted for more than 10% of the total consolidated accounts receivable, respectively are presented as follows:

	As of December 31,
	2024	2025
Customer A	38%	32%
Customer B	19%	15%

(b)	Major vendors

For the years ended December 31, 2023, 2024 and 2025, the vendors, being related parties, who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at year-end dates, are presented as follows:

	Years ended December 31,
	2023	2024	2025
Vendor A, related party	45%	42%	38%
Vendor B, related party	29%	30%	31%
Vendor C, related party	14%	13%	11%

As of December 31, 2024 and 2025, accounts payable due to these vendors which accounted for more than 10% of the total consolidated accounts payable, respectively are presented as follows:

	As of December 31,
	2024	2025
Vendor A, related party	15%	6%
Vendor B, related party	43%	40%
Vendor C, related party	24%	21%

The major vendors of the Company are located in China.

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash with high credit quality institutions in Singapore and other countries, the composition and maturities of which are regularly monitored by the management. At times, cash amounts may be in excess of the Singapore Deposit Protection Board and other countries insurance limits. The Company has not experienced any losses in such account and believes that it is not exposed to any significant credit risk on the account. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and advances to vendors. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d)	Exchange rate risk

The Company has significant exposure to exchange rate fluctuations, both due to translation and transaction exposures. Translation exposures arise from measuring income statements of foreign subsidiaries with functional currencies other than the U.S. dollar. Transaction exposures involve impact from (i) input costs that are denominated in currencies other than the local reporting currency and (ii) revaluation of working capital balances denominated in currencies other than the functional currency. The Company leverages its diversified portfolio of exposures as a natural hedge. In certain cases, the Company enters into non-qualifying foreign currency contracts to hedge certain balance sheet items subject to revaluation. The change in fair value of these instruments and the underlying exposure are both immediately recognized in earnings, substantially offsetting the foreign currency mark-to-market impact of the related exposure.

The management monitors its foreign currency exposures on an ongoing basis. The Company enters into foreign currency forward contracts from time to time to economically manage its exposure to foreign exchange fluctuations. These contracts are not designated as hedging instruments under ASC 815 (see Note 9).

(e) Interest rate risk

The Company is exposed to interest rate risk primarily relating to the fixed-rate trading financing and factoring facility. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

(f)	Global economic and political risk

The Company’s products are sold in numerous countries worldwide and as a result, the Company is exposed to global macroeconomic factors, geopolitical tensions and government policies. The Company is also exposed to various risks due to economic, political and social instabilities, market volatility, natural disasters, debt and credit issues, currency controls, new or increased tariffs, foreign exchange and interest rate changes. These risks can negatively impact the Company’s net revenues, net earnings and cash flows.

NOTE 17 － COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2024 and 2025, the Company did not have any significant commitments and contingencies involved.

NOTE 18－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the combined financial statements are issued, the Company has evaluated all events or transactions that occurred after the balance sheet date up to the date that the consolidated and combined financial statements were available to be issued.

On January 15, 2026, the Company acquired 10% equity interest of Zeica Labs Pte. Ltd. (“Zeica Labs”) for a consideration of $1,000,000. Zeica Labs is a technology start-up company incorporated in Singapore in July 2025, which owns the spatial-audio intellectual property and engineering capabilities behind Super X-Fi, a patented audio technology that delivers immersive, personalized sound experiences. The Company fully settled the consideration in cash in December 2025 and recorded as other non-current assets in the consolidated and combined balance sheets.

