Form 20-F/A
period 2025-12-31
HomesToLife Ltd
filed 2026-06-11
CIK 2023153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

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

HomesToLife Ltd (the “Company”, “we”, “our”, or “us”) is filing this Amendment No. 1 to its Annual Report on Form 20-F (the “Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”), as filed with the Securities and Exchange Commission on March 23, 2026.

This Amendment is being filed solely to revise the disclosures in Item 15(a) Disclosure Controls and Procedures of the Annual Report.

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

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that, as of December 31, 2025, our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective.

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

Item 18. FINANCIAL STATEMENTS

The consolidated and combined financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of HomesToLife Ltd (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

2.1	Registrant’s Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

2.2	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed with the SEC on March 23, 2026)

4.1^	Amended and Restated Products Supply Agreement dated May 20, 2024 between HomesToLife Pte. Ltd. and HTL Marketing Pte. Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.2^	Amended and Restated Exclusive Brand Distribution Agreement dated May 20, 2024 between HomesToLife Pte. Ltd. and HTL Marketing Pte. Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.3^	Employment Agreement of Phua Mei Ming, dated August 1, 2024 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.4^	Employment Agreement of Chew Kwang Yong, dated August 1, 2024 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.5	Form of Independent Director Appointment Letter (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.6	Form of HomesToLife Ltd 2024 Incentive Securities Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-1 filed with the SEC on August 22, 2024)

4.7	Contract Manufacturing Agreement dated November 1, 2024 between HTL FAR EAST PTE. LTD. and HTL FURNITURE (China) CO., LTD (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

4.8

Contract Manufacturing Agreement dated January 4, 2021 between HTL MARKETING PTD LTD and HTL FURNITURE (China) CO., LTD (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed with the SEC on March 23, 2026)

8.1	List of Subsidiaries and Affiliated Entities (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed with the SEC on March 23, 2026)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)

11.2	Clawback Policy (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)

11.3	Insider Trading Policy (incorporated by reference to Exhibit 11.3 to the Annual Report on Form 20-F filed with the SEC on April 7, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

^	Certain terms have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. The Registrant hereby undertakes to furnish copies of any of the terms upon request by the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HomesToLife Ltd

	By:	/s/ Phua Mei Ming
Phua Mei Ming
Chief Executive Officer
(Principal Executive Officer)
Date: June 11, 2026

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

